SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 Amendment No. 9

                                   FORM N-8B-2

                               File No. 811-05213

                            Dated: November 20, 2002


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES



                   Pursuant to Section 8(b) of the Investment
                               Company Act of 1940



                         IDS Life of New York Account 8


                  Issuer of Periodic Payment Plan Certificates

                   C/O IDS Life Insurance Company of New York
                             20 Madison Avenue Ext.
                                Albany, NY 12203

                                       I.

                      ORGANIZATION AND GENERAL INFORMATION


1.       (a)      Furnish name of the trust and Internal Revenue Service
                  Employer Identification Number.

                  IDS Life of New York Account 8 (Hereinafter called "the Variable Account")

                  The Variable Account does not have an IRS Employer Identification Number.

         (b) Furnish title of each class or series of securities issued by the trust.

                  Policy 1 - Flexible Premium Variable Life Insurance Policy
                             (VUL-NY)

                  Policy 2 - Flexible Premium Variable Survivorship Life
                             Insurance Policy (V2D-NY)

                  Policy 3 - Flexible Premium Variable Life Insurance Policy
                             (VUL-3 NY)

                  Policy 4 - Flexible Premium Variable Survivorship Life
                             Insurance Policy (SUCS-NY)

                  Policy 5 - Flexible Premium Variable Life Insurance Policy
                             (VUL IV-NY)

                  Policy 6 - Flexible Premium Variable Life Insurance Policy
                             (VUL IV ES-NY)

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         IDS Life Insurance Company of New York ("IDS Life of New York") 20 Madison Avenue Extension, Albany, NY 12203 IRS Employer #41-0987741

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         Not applicable.

4.       Furnish  name  and  principal  business  address  and zip  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         principal underwriter currently distributing securities of the trust.

         American Express Financial Advisors, Inc., 200 AXP Financial Center, Minneapolis, MN 55474, IRS Employer #41-0973005.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

         New York

6.       (a)      Furnish the dates of execution and  termination  of any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Variable Account was established as a separate account of IDS Life of New York pursuant to a resolution of the Board of Directors of IDS Life of New York adopted on September 12, 1985.

                  The Variable Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  There is no separate Custodian Agreement. The assets of the Variable Account will be held by IDS Life of New York as a separate account for the exclusive benefit of Owners having an interest therein.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

         The name of the Variable Account has never been changed.

8.       State the date on which the fiscal year of the trust ends.

         The fiscal year of the Variable Account ends December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceedings and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.
          Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          LEGAL PROCEEDINGS
          A number of lawsuits involving insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts have been filed against life and health insurers in jurisdictions in which IDS Life of New York and its affiliates do business. IDS Life of New York and its affiliates, like other life and health insurers, are involved in such litigation. IDS Life was a named defendant in three class action lawsuits of this nature. IDS Life of New York is a named defendant in one of the suits, RICHARD W. AND ELIZABETH J. THORESEN V. AMERICAN EXPRESS FINANCIAL CORPORATION, AMERICAN CENTURION LIFE ASSURANCE COMPANY, AMERICAN ENTERPRISE LIFE INSURANCE COMPANY, AMERICAN PARTNERS LIFE INSURANCE COMPANY, IDS LIFE INSURANCE COMPANY AND IDS LIFE INSURANCE COMPANY OF NEW YORK which was commenced in Minnesota state court on October 13, 1998. These class action lawsuits included allegations of improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts.

          In January 2000, AEFC and its subsidiaries reached an agreement in principle to settle the three class action lawsuits, including the one described above. It is expected the settlement will provide $215 million of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity market conduct claims dating back to 1985.

          In August 2000, an action entitled LESA BENACQUISTO, DANIEL BENACQUISTO, RICHARD THORESEN, ELIZABETH THORESEN, ARNOLD MORK, ISABELLA MORK, RONALD MELCHERT AND SUSAN MELCHERT V. AMERICAN EXPRESS FINANCIAL CORPORATION, AMERICAN EXPRESS FINANCIAL ADVISORS, AMERICAN CENTURION LIFE ASSURANCE COMPANY, AMERICAN ENTERPRISE LIFE INSURANCE COMPANY, AMERICAN PARTNERS LIFE INSURANCE COMPANY, IDS LIFE INSURANCE COMPANY AND IDS LIFE INSURANCE COMPANY OF NEW YORK was commenced in the United States District Court for the District of Minnesota. The complaint put at issue various alleged sales practices and misrepresentations and allegations of violations of federal laws.

          In May 2001, the United States District Court for the District of Minnesota and the District Court, Fourth Judicial District for the State of Minnesota, Hennepin County entered orders approving the settlement as tentatively reached in January 2000. Appeals were filed in both federal and state court but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001.

          Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims. Most of their claims have been settled.

          The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, IDS Life of New York does not consider any lawsuits in which it is named as a defendant to be material.

                                      II.

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust

     (a)  Whether the securities are of the registered or bearer type.

          The Policies are of the registered type insofar as each Policy is personal to the Owner, the records concerning the Owner are maintained by IDS Life of New York, and ownership cannot be transferred except upon notice to IDS Life of New York.

     (b) Whether the securities are of the cumulative or distributive type.

          The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gain, except in connection with surrender or payment of proceeds upon the death of the Insured. The Policy is non-participating.

     (c) The rights of security holders with respect to withdrawal or redemption.

          Policy 1

          The Policy may be returned for a full refund of the premiums paid, for any reason, if it is returned by the Owner to IDS Life of New York or its representative, with a written request for cancellation, by the latest of: (a) the 10th day after it is received by the Owner; or by the 10th day after IDS Life of New York mails or personally delivers a written notice of withdrawal right; or c) the 45th day after the application is signed. Immediately on such mailing or delivery, the Policy will be considered void from the start.

          The Policy may be totally surrendered for its cash surrender value. This is the Policy Value less indebtedness and less any applicable surrender charges.

          The Owner may surrender the policy in whole or in part subject to the following rules. A request for surrender may be made in writing by the owner to IDS Life of New York at its home office. The Owner also may request a partial surrender by calling IDS Life of New York. IDS Life of New York has the authority to honor any telephone surrender request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls. A surrender request received before 4 p.m. Eastern time will be processed the same day. If the call or written request is received after 4 p.m., the request will be processed the following business day. IDS Life of New York may require that the Policy be returned to it. IDS Life of New York will compute the cash surrender value of the Variable Account as of the end of the valuation period during which the surrender request is received at its home office.

          The cash surrender value will be paid within seven days after the Owner's written request is received by IDS Life of New York at its home office, however IDS Life of New York reserves the right to defer any payment of cash surrender value (1) which derives from a premium payment made by a check which has not cleared the banking system (good payment has not been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings),
          (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the SEC by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the SEC. Any excess of the cash surrender value plus policy loans over the premiums paid, would, upon surrender, generally be taxable to the Owner. Any surrenders of the policy value from the Fixed Account may be postponed for up to 6 months. If IDS Life of New York postpones payment more than 30 days, interest at an annual rate of 4 percent will be paid on the amount surrendered for the period of postponement.

          During the first 10 policy years and during the first 10 years following any requested increase in Specified Amount, IDS Life of New York will make a Surrender Charge if the Owner surrenders the Policy or the Policy lapses. The Surrender Charge has two parts - the Contingent Deferred Issue and Administrative Expense Charge and The Contingent Deferred Sales Charge.

          The maximum Contingent Deferred Sales Charge and the maximum Contingent Deferred Issue and Administrative Expense Charge for the Initial Specified Amount or any requested increase in Specified Amount will be determined on the Policy Date or on the effective date of any such requested increase, as the case may be. In general, these maximum charges remain level for the first five years in the relevant 10-year period, and then reduce in equal monthly increments until they become zero at the end of 10 years.

          Policy 2

          The Policy may be returned for any reason, and the owner will receive a full refund of all premiums paid. To do so, the owner must mail or deliver the policy to IDS Life of New York or their financial advisor, with a written request for cancellation, by the latest of:

                 o  the 10th day after they have received it;
                 o the 10th day after IDS Life of New York mails or personally delivers a written notice; or
                 o  the 45th day after they sign the application.

          On the date the request is postmarked or received, the policy will immediately be considered void from the start.

          If the owner surrenders the policy or the policy lapses during the first 15 policy years, a surrender charge will be assessed. The surrender charge is a contingent deferred issue and administration expense charge. It reimburses IDS Life of New York for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. This charge is $4 per thousand dollars of initial specified amount. It remains level during the first five policy years and then decreases monthly until it is zero at the end of 15 policy years.

          If the owner surrenders part of the value of their policy, they will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of the policy.

          The owner may surrender the policy in full or in part by written or telephone request. A surrender request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. IDS Life of New York may require the owner to return the policy.

          IDS Life of New York will normally process the payment within seven days; however, it reserves the right to defer payment.

          IDS Life of New York reserves the right to defer payments of cash surrender value, policy loans, or variable death benefits in excess of the specified amount if:

            o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

            o the NYSE is closed (other than customary weekend and holiday closings);

            o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

          Any loans or surrenders from the fixed account may be delayed up to six months from the date we receive the request. If IDS Life of New York postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 4% for the period of postponement.

          Total surrenders: If the owner surrenders the policy totally, they will receive its cash surrender value - the policy value minus outstanding indebtedness and applicable surrender charges. IDS Life of New York will compute the value of each subaccount as of the end of the valuation period during which the owner's request is received.

          Policy 3

          The policy may be returned for any reason and the owner will receive a full refund of all premiums paid. To do so, the owner must mail or deliver the policy to IDS Life of New York's home office or their financial advisor with a written request for cancellation by the 10th day after they have received it.

          On the date the request is postmarked or received, the policy will immediately be considered void from the start.

          If the owner surrenders the policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, a surrender charge will be assessed.

          The surrender charge reimburses IDS Life of New York for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

          The maximum surrender charge for the initial specified amount is shown in the policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The maximum surrender charge for the initial specified amount will remain level during the first five policy years and then decrease monthly until it is zero at the end of 10 policy years. If the specified amount is increased, an additional maximum surrender charge will apply. The additional maximum surrender charge in a revised policy. It will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. The additional maximum surrender charge will remain level during the first five years following the effective date of the increase and then decrease monthly until it is zero at the end of the 10th year following the increase.

          If the owner surrenders part of the value of the policy, they will be charged $25 (or 2% of the amount surrendered, if less.) This fee is guaranteed not to increase for the duration of the policy.

          The owner may surrender the policy in full or in part by written or telephone request. A surrender request will be processed at the end of the valuation period during which the request is received. IDS Life of New York may require the owner to return the policy.

          IDS Life of New York normally will process the payment within seven days; however, it reserves the right to defer payment.

          If the owner totally surrenders the policy, they receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. IDS Life of New York will compute the value of each subaccount as of the end of the valuation period during which the request is received.

          After the first policy year, the owner may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee.

          Unless the owner specifies otherwise, IDS Life of New York will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive the request. In determining these proportions, IDS Life of New York first subtracts the amount of any outstanding indebtedness from the fixed account value.

Policy 4

RIGHT TO EXAMINE POLICY
You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life of New York or your financial advisor, with a written request for cancellation:

o   by the 20th day after you receive it.

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Policy Surrenders
You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts.") We will process your surrender request at the end of the valuation period during which your request is received. We may require that you return your policy. Surrender payments will be mailed to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request that payment be wired to your bank. For instructions, please contact your sales representative.

We will normally process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of payments," under "Payment of Policy Proceeds.")

TOTAL SURRENDERS
If you totally surrender your policy, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

PARTIAL SURRENDERS
After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) You will be charged a partial surrender fee, described under "Loads, Fees and Charges."

Deferral of payments: We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

o  the NYSE is closed (other than customary weekend and holiday closings);

o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Policy 5 and 6

RIGHT TO EXAMINE POLICY
You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life of New York's home office or your financial advisor with a written request for cancellation:

o  by the 10th day after you receive it.

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Policy Surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy. Surrender payments will be mailed to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request that payment be wired to your bank. For instructions, please contact your sales representative.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of Payments" under "Payment of Policy Proceeds.")

TOTAL SURRENDERS
If you surrender your policy, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

PARTIAL SURRENDERS
After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The remaining policy value after a partial surrender cannot be less than $250. We will charge you a partial surrender fee, described under "Loads, Fees and Charges."

Deferral of payments: We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);

o    the NYSE is closed (other than customary weekend and holiday closings);

o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

          Policy 1

          By written request, or other requests acceptable to IDS Life of New York, the Owner may transfer all or part of the value of a subaccount to one or more of the other subaccounts or to the fixed account. The amount transferred, however, must be at least 1) $250; or 2) the total value in the subaccount, if less. Only five such transfers may be made in a policy year. This limitation does not include automatic reallocations of Trust values. Except as discussed in the following paragraph, each such transfer will be made without the imposition of any fee or charge, as of the end of the valuation period during which IDS Life of New York receives a valid complete transfer request. IDS Life of New York may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission. The Owner may also transfer from the fixed account to the subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If the Owner makes this transfer, he or she cannot transfer from the subaccounts back into the fixed account until the next policy anniversary. IDS Life of New York will waive this limitation once during the first two policy years if the Owner exercises the policy's Right to Exchange provision. If IDS Life of New York receives a written request within 30 days before the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the anniversary date. If IDS Life of New York receives a written request within 30 days after the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the date IDS Life of New York receives the request. The minimum transfer amount is $250 or the Fixed Account value less indebtedness, if less. The maximum transfer amount is the Fixed Account value, less indebtedness. This transfer privilege may be suspended or modified by IDS Life of New York at any time.

          The Owner also may request a transfer by calling IDS Life of New York. IDS Life of New York has the authority to honor any telephone transfer request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls.

          A transfer request received before 4 p.m. Eastern time will be processed the same day. If a call or written request is received after 4 p.m. Eastern time, the request will be processed the following business day.

          After the first policy year, the Owner may also request to surrender up to 85 percent of the Policy's Cash surrender Value. A fee of $25.00 is assessed for each partial surrender. However, the fee will not exceed 2 percent of the amount surrendered. This charge is guaranteed not to increase for the duration of the Policy. The amount of any partial surrender must be at least $500.00. Partial surrenders by telephone are limited to $25,000.

          Unless the Owner specifies a different allocation, IDS Life of New York will make partial surrenders from the Fixed Account and the subaccounts of the Variable Account on a proportionate basis based upon the policy value. These proportions will be determined at the end of the valuation period during which a request is received. For purposes of determining these proportions, any outstanding loan amount is first subtracted from the Fixed Account value.

          The Policy Value will be reduced by the amount of any partial surrender and partial surrender fee. The Death Benefit will also be reduced by the amount of the partial surrender and partial surrender fee, or, if the Death Benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

          If Option 1 is in effect, the Specified Amount will be reduced by the amount of the partial surrender and partial surrender fee. When increases in the Specified Amount have occurred previously, IDS Life of New York will reduce the current Specified Amount by the amount of the partial surrender in the following order:

          (a) the Specified Amount provided by the most recent increase;

          (b)      the next most recent increases successively; and

          (c)      the Specified Amount when the policy was issued.

          Thus, partial surrenders may affect the way in which the cost of insurance is calculated and the net amount at risk under the Policy.

          IDS Life of New York does not allow a partial surrender if the Specified Amount after a partial surrender would be less than the Minimum Specified Amount.

          If Option 2 is in effect, a partial surrender does not affect the Specified Amount.

          A partial surrender may also cause the termination of the Death Benefit Guarantee because the amount of the partial surrender is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

          During the first two years after the Policy has been issued, the Owner has the right on one occasion to exchange the Policy for a Flexible Premium Adjustable Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account. This will be accomplished by transferring all of the Policy Value in the Variable Account to the Fixed Account.

          If at any time during the first two policy years the Owner requests a transfer from the Variable Account to the Fixed Account and indicates that the transfer is in exercise of this conversion right, the transfer will not count against the five-transfers-per-year limit. Also, any restrictions which may exist on transfers into the Fixed Account will be waived for this one time, if the Owner is exercising the conversion right. At the time of such transfer, there is no effect on the Policy's Death Benefit, Specified Amount, net amount at risk, Rate Class(es) or issue age - only the method of funding the policy value under the Policy will be affected.

          If the Owner transfers all of the values in the Variable Account to the Fixed Account and indicates that this transfer is in exercise of this conversion right, IDS Life of New York will automatically credit all future premium payments on the Policy to the Fixed Account unless the Owner requests a different allocation.

          Policy 2

          Partial surrenders: After the first policy year, the owner may surrender any amount from $500 up to 85% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee of $25 (or 2% of the amount surrendered if less).

          Allocation of partial surrenders: Unless the owner specifies otherwise, IDS Life of New York will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which the request is received. In determining these proportions, IDS Life of New York first subtracts the amount of any outstanding indebtedness from the fixed account value.

          Effects of partial surrenders:

            o The policy value will be reduced by the amount of the partial surrender and fee.

            o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

            o A partial surrender may terminate the Death Benefit Guarantee to age 100 (DBG-100). The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 in effect.

            o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee.

              Because the specified amount is reduced, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the specified amount below the required minimum.

            o If Option 2 is in effect, a partial surrender does not affect the specified amount.

          Transfers between the fixed account and subaccounts

          The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, if IDS Life of New York receives the request before the close of business, it will process it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

          IDS Life of New York may suspend or modify the transfer privilege at any time with the necessary approval of the SEC and the New York Superintendent of Insurance. Transfers involving the fixed account are subject to the restrictions below.

          Fixed account transfer policies

            o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

            o If IDS Life of New York receives the request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

            o If IDS Life of New York receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

            o IDS Life of New York will not accept requests for transfers from the fixed account at any other time.

            o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. IDS Life of New York will waive this limitation once during the first two policy years if the owner exercises the policy's right to exchange provision.

          Minimum transfer amounts

          From a subaccount to another subaccount or the fixed account.

          For mail and phone transfers, $250 or the entire subaccount balance, whichever is less.

          For automated transfers, $50.

          From the fixed account to a subaccount: $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

          For automated transfers, $50.

          Maximum transfer amounts

          From a subaccount to another subaccount or the fixed account:
          None.

          From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

          Maximum number of transfers per year

          IDS  Life of New York  reserves  the  right to limit  mail and
          telephone   transfers  to  twelve  per  policy  year.   Twelve
          automated transfers per policy year are allowed.

          Two ways to request a transfer, loan or surrender

          The owner should provide their name, policy number, Social Security Number or Taxpayer Identification Number when they request a transfer, loan or partial surrender.

          1    By Letter

          Regular Mail:

          IDS Life of New York
          P. O. Box 5144
          Albany, NY 12205

          Express mail

          IDS Life of New York
          20 Madison Avenue Extension
          Albany, NY 12203

          2        By phone

          Call between 8 a.m. and 6 p.m. Eastern Time:
          1-800-541-2251 (toll free) or (518) 869-8613 (Albany area)

            o IDS Life of New York answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, use mail procedure as an alternative.

            o IDS Life of New York will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. They include asking identifying questions and tape recording calls. As long as the procedures are followed, neither IDS Life of New York nor its affiliates will be liable for any loss resulting from fraudulent requests.

            o Telephone transfers, loans and partial surrenders are automatically available. The owner may request that telephone transfers, loans and partial surrenders not be authorized from their account by writing IDS Life of New York.

          Automated transfers

          In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their financial advisor can help them set up an automated transfer.;

          Automated transfer policies:

            o    Minimum automated transfer: $50

            o    Frequency: monthly, quarterly, semiannually or annually

            o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

            o The owner can start or stop this service by written request. They must allow seven days for us to change any instructions that are currently in place.

            o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

            o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from the subaccount back to the fixed account until the next policy anniversary.

            o If the owner's request is submitted with an application for a policy, it will not take effect until the policy is issued.

            o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

            o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

          Automated dollar-cost averaging

          The owner can use automated transfers to take advantage of dollar-cost averaging - investing a fixed amount at regular intervals. For example, the owner might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

          This systematic approach can help the owner benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since the owner invests the same amount each period, they automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower the average cost per unit.

          Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, the owner's success will depend upon their willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective strategy to help meet long-term goals.

          Exchange right

          For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all the owner needs to do is transfer all of the policy value in the subaccounts to the fixed account. IDS Life of New York will automatically credit all future premium payments to the fixed account unless the owner requests a different allocation.

          Such     transfers     will    not    count     against    the
          twelve-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

          There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

          Policy 3

          Effect of partial surrenders:

            o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.

            o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

            o A partial surrender may terminate the no lapse guarantee. The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

            o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee. IDS Life of New York will deduct this decrease from the current specified amount in this order:

          1. First from the specified amount provided by the most recent increase; 2. Next from the next most recent increases successively; 3. Then from the initial specified amount when the policy was issued.

          Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the specified amount below the required minimum.

            o If Option 2 is in effect, a partial surrender does not affect the specified amount.

          Transfers between the Fixed Account and Subaccounts

          The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, IDS Life of New York will process the transfer request at the end of the valuation period during which it receives the request. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

          IDS Life of New York may suspend or modify the transfer privilege at any time with the necessary approval of the SEC. Transfers involving the fixed account are subject to the restrictions below.

          Fixed Account Transfer Policies

            o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods the owner chooses subject to certain minimums.

            o If IDS Life of New York receives your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

            o If IDS Life of New York receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day IDS Life of New York receives it.

            o IDS Life of New York will not accept requests for transfers from the fixed account at any other time.

            o If the owner has made a transfer from the fixed account to one or more subaccounts, the owner may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. IDS Life of New York will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision.

          Minimum Transfer Amounts

          From a subaccount to another subaccount or the fixed account:

            o For mail and phone transfers--$250 or the entire subaccount balance, whichever is less.

            o    For automated transfers--$50.

          From the fixed account to a subaccount:

            o $250 or the entire fixed account balance, minus any outstanding indebtedness, whichever is less.

            o    For automated transfers -- $50.

          Maximum Transfer Amounts

          From a subaccount to another subaccount or the fixed account:

            o    None.

          From the fixed account to a subaccount:

            o Entire fixed account balance, minus any outstanding indebtedness.

          Maximum Number of Transfers Per Year

          IDS Life of New York reserves the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy year are allowed.

          Two Ways to Request a Transfer, Loan or Surrender

          The owner must provide their name, policy number, Social Security Number or Taxpayer Identification Number when they request a transfer.

          1 By letter

          Regular mail:

          IDS Life of New York
          P.O. Box 5144
          Albany, NY 12205

          Express mail:

          IDS Life of New York
          20 Madison Avenue Extension
          Albany, NY 12203

          2 By phone

          Call between 8 a.m. and 6 p.m. Eastern Time:
          1-800-541-2251 (toll free) or (518) 869-8613 (Albany area)

            o IDS Life of New York answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, mail procedure is an alternative.

            o IDS Life of New York will honor any telephone transfer or surrender request believed to be authentic and will use reasonable procedures to confirm that it is. These procedures include asking identifying questions and tape recording calls. As long as these procedures are followed, IDS Life of New York and its affiliates will not be liable for any loss resulting from fraudulent requests.

            o Telephone transfers are available automatically. The owner may request that telephone transfers not be made from their account by writing to IDS Life of New York.

          Automated Transfers

          In addition to written and telephone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their financial advisor can help them set up an automated transfer.

          Automated transfer policies:

            o    Minimum automated transfer amount: $50

            o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account, but can be transferred from only one account.

            o The owner can start or stop this service by written request. They must allow seven days for IDS Life of New York to change any instructions that currently are in place.

            o The owner cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.

            o If the owner makes a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

            o If the request is submitted with an application for a policy, automated transfers will not take effect until the policy is issued.

            o If the value of the account from which the policy value being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

            o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

          Automated dollar-cost averaging

          You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

          This   systematic   approach   can  help  you   benefit   from
          fluctuations in accumulation unit value, caused by fluctuations in the market value of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

Month             Amount          Accumulation        Number of units
                 Invested          unit value            Purchased
Jan                $100               $20                  5.00

Feb                100                 16                  6.25

Mar                100                  9                 11.11

Apr                100                  5                 20.00

May                100                  7                 14.29

June               100                 10                 10.00

July               100                 15                  6.67

Aug                100                 20                  5.00

Sept               100                 17                  5.88

Oct                100                 12                  8.33

(footnotes to table) By investing an equal number of dollars each month...

(arrow in table pointing to April) you automatically buy more units when the per unit market price is low...

(arrow in table pointing to August) and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

          Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

          Twelve automated transfers per policy year are allowed.

          Exchange Right

          For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, the owner may transfer all of the policy value in the subaccounts to the fixed account. IDS Life of New York automatically will credit all future premium payments to the fixed account unless the owner requests a different allocation.

          A transfer for this purpose will not count against the five-transfers-per-year limit. Also, any restrictions on transfers into the fixed account for this type of transfer will be waived.
          There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the method of funding the policy value will be affected.

Policy 4

EFFECTS OF PARTIAL SURRENDERS

o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.

o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

o A partial surrender may terminate the DBG-100 or the minimum initial premium period. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the DBG-100 or the minimum initial premium period in effect.

o  A partial surrender may impact the payment of the policy value credit.

o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the death benefit below the required minimum. (See "Decreases" under "Proceeds Payable upon Death.")

o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Transfers Between the Fixed Account and Subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which your request is received. Currently, there is no charge for transfers. Before transferring policy value, you should consider the risks involved in changing investments.

This policy is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of any fund underlying the policy. These and similar activities may adversely affect a fund's ability to invest effectively in accordance with its investment objectives and policies, may increase expenses and may harm other policy owners who allocated premium payments to the fund regardless of their transfer activity. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not own this policy.

We monitor the frequency of transfers, including the size of transfers in relation to fund assets in each underlying fund, and we take appropriate action as necessary. In order to prevent market timing activities that may harm or disadvantage other policy owners we may apply modifications or restrictions in any reasonable manner to prevent transfers we believe will disadvantage other policy owners. We may suspend transfer privileges at any time. We may also reject or restrict any specific payment or transfer request and impose specific limitations with respect to market timers, including restricting transfers by market timers to certain underlying funds. We may also apply other restrictions or modifications that could include, but not be limited to:

o   not accepting telephone or electronic transfer requests;

o   requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one policy owner; or

o limiting the dollar amount that a policy owner may transfer at any one time.

We agree to provide notice of our intent to restrict transfer privileges to policy owners who have engaged in disruptive activity.

In addition, some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgement of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, we may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, we reserve the right to impose, without prior notice, restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

FIXED ACCOUNT TRANSFER POLICIES

o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")

MINIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o For mail and phone transfers -- $250 or the entire subaccount balance, whichever is less.

o   For automated transfers -- $50.

From the fixed account to a subaccount:

o For mail and phone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

o   For automated transfers -- $50.

MAXIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o   None.

From the fixed account to a subaccount:

o   Entire fixed account balance minus any outstanding indebtedness.

MAXIMUM NUMBER OF TRANSFERS PER YEAR
Twelve automated transfers per policy year are allowed. In addition, you may make transfers by mail or by telephone, however, we reserve the right to limit transfers by mail or telephone to five per policy year. If, in alternative, we allow more than five transfers by mail or telephone, we reserve the right to assess a fee for each subsequent transfer made by mail or telephone. We guarantee that this fee will not exceed $25.00 per transfer for the duration of your policy.

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER
Provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender.

1 By letter:

Regular mail:
IDS Life Insurance Company of New York
P.O. Box 5144
Albany, NY 12205

Express mail:
IDS Life Insurance Company of New York
20 Madison Avenue Extension
Albany, NY 12203

2 By phone:

Call between 8 a.m. and 6 p.m. (Monday - Thursday); 8 a.m. and 4:30 p.m. (Friday). All Eastern Times.
(800) 541-2251 (toll free)

TTY service for the hearing impaired:
(800) 869-8613 (toll free)

o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.

o We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither IDS Life of New York nor its affiliates will be liable for any loss resulting from fraudulent requests.

o We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write to IDS Life of New York and tell us.

AUTOMATED TRANSFERS
In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies

o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.

o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.

o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.

o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.

o   Minimum automated transfer: $50

o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.

o The balance in any account from which you make an automated transfer or automated partial surrender must be sufficient to satisfy your instructions.

    If not, we will suspend your entire automated arrangement until the balance is adequate.

o If we must suspend your automated transfer or automated partial surrender arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.

o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

AUTOMATED DOLLAR-COST AVERAGING
You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works
                                                                        Number
                                             Amount    Accumulation    of units
                                    Month   invested    unit value     purchased
By investing an equal number        Jan       $100         $20            5.00
of dollars each month ...           Feb        100          16            6.25
                                    Mar        100           9           11.11
you automatically buy               Apr        100           5           20.00
more units when the                 May        100           7           14.29
per unit market price is low ...    June       100          10           10.00
                                    July       100          15            6.67
and fewer units                     Aug        100          20            5.00
when the per unit                   Sept       100          17            5.88
market price is high.               Oct        100          12            8.33

You have paid an average price of only $10.81 per unit over the ten months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Twelve automated transfers per policy year are allowed. We reserve the right to limit mail and telephone transfers to five per policy year. However, we also reserve the right to charge a fee for more than five transfers per year by phone or mail.

EXCHANGE RIGHT
For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We will automatically credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the options available for allocating your policy value will be affected.

Policy 5 and 6

EFFECT OF PARTIAL SURRENDERS

o A partial surrender will reduce the policy value by the amount of the partial surrender and the partial surrender charge. (See "Loads, Fees and Charges.")

o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

o A partial surrender may terminate any of the NLG options. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee. IDS Life of New York will deduct this decrease from the current specified amount in this order:

     1. First from the specified amount provided by the most recent increase;

     2. Next from the next most recent increases successively;

     3. Then from the initial specified amount when the policy was issued.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds Payable Upon Death.")

o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Transfers Between the Fixed Account and Subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which your request is received. Currently, there is no charge for transfers. Before transferring policy value, you should consider the risks involved in changing investments.

This policy is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of any fund underlying the policy. These and similar activities may adversely affect a fund's ability to invest effectively in accordance with its investment objectives and policies, may increase expenses and may harm other policy owners who allocated premium payments to the fund regardless of their transfer activity. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not own this policy.

We monitor the frequency of transfers, including the size of transfers in relation to fund assets in each underlying fund, and we take appropriate action as necessary. In order to prevent market timing activities that may harm or disadvantage other policy owners, we may apply modifications or restrictions in any reasonable manner to prevent transfers. We may suspend transfer privileges at any time. We may also reject or restrict any specific payment or transfer request and impose specific limitations with respect to market timers, including restricting transfers by market timers to certain underlying funds. We may also apply other restrictions or modifications that could include, but not be limited to:

o    not accepting telephone or electronic transfer requests;

o    requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one policy owner; or

o limiting the dollar amount that a policy owner may transfer at any one time.

We agree to provide notice of our intent to restrict transfer privileges to policy owners who have engaged in disruptive activity.

In addition, some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, we may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, we reserve the right to impose, without prior notice, restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

FIXED ACCOUNT TRANSFER POLICIES

o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")

MINIMUM TRANSFER AMOUNTS

From a subaccount to another subaccount or the fixed account:

o For mail and phone transfers -- $250 or the entire subaccount balance, whichever is less.

o    For automated transfers -- $50.

From the fixed account to a subaccount:

o For mail and phone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

o    For automated transfers -- $50.

MAXIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o    None.

From the fixed account to a subaccount:

o    None.

MAXIMUM NUMBER OF TRANSFERS PER YEAR
Twelve automated transfers per policy year are allowed. In addition, you may make transfers by mail or by telephone, however, we reserve the right to limit transfers by mail or telephone to five per policy year. If, in the alternative, we allow more than five transfers by mail or telephone, we reserve the right to assess a fee for each subsequent transfer made by mail or telephone. We guarantee that this fee will not exceed $25.00 per transfer for the duration of your policy. Currently, we do not assess a fee for any transfers.

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER
Provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender.

1 By letter:

Regular mail:
IDS Life Insurance Company of New York
P.O. Box 5144
Albany, NY 12205

Express mail:
IDS Life Insurance Company of New York
20 Madison Avenue Extension
Albany, NY 12203

2 By phone:

Call between 8 a.m. and 6 p.m. (Monday - Thursday); 8 a.m. and 4:30 p.m. (Friday). All Eastern Times.
(800) 541-2251 (toll free)

TTY service for the hearing impaired:
(800) 869-8613 (toll free)

o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

o We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither IDS Life of New York nor its affiliates will be liable for any loss resulting from fraudulent requests.

o We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write to IDS Life of New York and tell us.

AUTOMATED TRANSFERS
In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies

o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.

o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.

o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.

o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.

o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.

o The balance in any account from which you make an automated transfer or automated partial surrender must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.

o If we must suspend your automated transfer or automated partial surrender arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.

o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

o Twelve automated transfers per policy year are allowed. In addition, we reserve the right to limit mail and telephone transfers to five per policy year and to charge a fee for more than five transfers per year by phone or mail.

AUTOMATED DOLLAR-COST AVERAGING
You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works
                                                                       Number
                                             Amount    Accumulation   of units
By investing an  equal number      Month    invested    unit value    purchased
 of dollars each month...          Jan        $100         $20           5.00
                                   Feb         100          16           6.25
 you automatically buy             Mar         100           9          11.11
 more units when the               Apr         100           5          20.00
 per unit market price is low...   May         100           7          14.29
                                   June        100          10          10.00
 and fewer units                   July        100          15           6.67
 when the per unit                 Aug         100          20           5.00
 market price is high.             Sept        100          17           5.88
                                   Oct         100          12           8.33

You have paid an average price of only $10.81 per unit over the ten months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Twelve automated transfers per policy year are allowed. In addition, we reserve the right to limit mail and telephone transfers to five per policy year and to charge a fee for more than five transfers per year by phone or mail.

EXCHANGE RIGHT
During the first two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the options available for allocating your policy value will be affected.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

          Policy 1

          If, on a monthly date, the Cash Surrender Value is less than the monthly deduction for the next month, a grace period of 61 days will begin. IDS Life of New York will mail, to the Owner's last known address, a notice as to the premium needed, so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions. If IDS Life of New York receives payment of this amount before the end of the grace period, the amount will be used to cover all monthly deductions, and any other charges, then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments. If the premium is not being continued under the Death Benefit Guarantee provision described below, all coverage under the policy will terminate without value at the end of the 61-day grace period.

          If a claim by death during the grace period becomes payable under the policy, any overdue monthly deductions will be deducted from the proceeds.

          Until the insured's attained age 65, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds
          (b) where:

            (a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness; and

            (b) is the minimum monthly premium, as shown under Policy Date in the Policy, times the number of months since the Policy Date, including the current month.

          Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly Premiums at all times.

          If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

          The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

          A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 65, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

          For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

          The policy may be reinstated within five years after the end of the grace period, unless it was surrendered for cash. To do this, IDS Life of New York will require all of the following:

            1.   a written request to reinstate the policy;

            2. evidence of insurability of the insured satisfactory to IDS Life of New York;

            3. payment of a premium that will keep the policy in force for at least 3 months;

            4.   payment  of  the  monthly   deductions  that  were  not
                 collected during the grace period;

            5.   payment or reinstatement of any indebtedness.

          Surrender charges will also be reinstated.

          The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York approves the application for reinstatement.

          The suicide and incontestability periods will apply from the effective date of reinstatement. IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

          Policy 2

          Keeping the policy in force

          This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets their objectives.

          If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premiums.

          If the owner wishes to pay yet a lower premium and is not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction.

          Death benefit guarantee to age 100

          The DBG-100 provides that the owner's policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

                   the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds

                   the DBG-100 premiums due since the policy date.

          The DBG-100 premium is shown in the policy.

          If, on a monthly date, they have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring their total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If they have paid sufficient premium, the DBG-100 will be in effect. If the DBG-100 is not in effect, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

          Minimum initial premium period

          To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, the owner may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following each monthly date; and

2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Date, times the number of months since the Policy Date, including the current month.

          The minimum initial period is

                   4 years if the youngest insured's insurance age is 20-29 3 years if the youngest insured's insurance age is 30-39 2 years if the youngest insured's insurance age is 40-49 1 year if the youngest insured's insurance age is 50 and over

          Grace period

          If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither the DBG-100 nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

          IDS Life of New York will mail a notice to their last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life of New York receives this premium before the end of the 61-day grace period, IDS Life of New York will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

          If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

          Reinstatement

          The owner's policy may be reinstated within five years after it lapses, unless they surrendered it for cash. To reinstate, IDS Life of New York will require:

            o    a written request;

            o evidence satisfactory to IDS Life of New York that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

            o payment of a premium that will keep the policy in force for at least three months;

            o    payment  of  the  monthly   deductions  that  were  not
                 collected during the grace period; and

            o    payment or reinstatement of any indebtedness.

          The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York accepts the owner's application for reinstatement. The suicide period will apply from the effective date of reinstatement.

          IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

          Policy 3

          Keeping The Policy in Force

          No lapse guarantee (NLG)

          The NLG provides that your policy will remain in force for five policy years, even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

            o    the sum of premiums paid; minus
            o    partial surrenders; minus
            o    outstanding indebtedness; equals or exceeds
            o    the minimum monthly premiums due since the policy date.

          The minimum monthly premium is shown in the policy.

          If, on a monthly date, the owner has not paid enough premiums to keep the NLG in effect, the no lapse guarantee will terminate. In addition, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

          The no-lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

          Grace period

          If on a monthly date the cash surrender value of the policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, the owner will have 61 days to pay the required premium amount. If the owner does not pay the required premium, the policy will lapse.

          IDS Life of New York will mail a notice to the owner's last known address, requesting payment of the premium needed so that it can make the next three monthly deductions. If IDS Life of New York receives this premium before the end of the 61-day grace period, it will use the payment to cover all monthly deductions and any other charges then due. IDS Life of New York will add any balance to the policy value and allocate it in the same manner as other premium payments.

          If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

          Reinstatement

          The  policy  may be  reinstated  within  five  years  after it
          lapses,   unless  the  owner   surrendered  it  for  cash.  To
          reinstate, IDS Life of New York will require:

            o    a written request;

            o evidence satisfactory to IDS Life of New York that the insured remains insurable;

            o    payment of the required reinstatement premium; and

            o    payment or reinstatement of any indebtedness.

          The reinstatement premium is the required premium to reinstate the policy.

          The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York accepts the application for reinstatement. Surrender charges will also be reinstated.

          IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

Policy 4

Keeping the Policy in Force

This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that you understand them so the appropriate premium payments are made to ensure that insurance coverage meets your objectives.

If you wish to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, you should pay at least the DBG-100 premiums.

If you wish to pay a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, you can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, you must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction.

DEATH BENEFIT GUARANTEE TO AGE 100
The DBG-100 provides that your policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

o  the sum of premiums paid; minus

o  partial surrenders; minus

o  outstanding indebtedness; equals or exceeds

o  the DBG-100 premiums due since the policy date.

The DBG-100 premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-100 will terminate. If the DBG-100 is not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

MINIMUM INITIAL PREMIUM PERIOD
To allow you to purchase this policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

The minimum initial period is five years.

GRACE PERIOD
If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

IDS Life of New York will mail a notice to your last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If we receive this premium before the end of the 61-day grace period, we will use the payment to pay all monthly deductions and any other charges then due. We will add balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal Taxes.") If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

REINSTATEMENT
Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life of New York will require:

o  a written request;

o evidence satisfactory to IDS Life of New York that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

o payment of a premium that will keep the policy in force for at least three months;

o payment of the monthly deductions that were not collected during the grace period; and

o  payment or reinstatement of any indebtedness.

The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York accepts your application for reinstatement. The suicide period (see "Proceeds Payable upon Death") will apply from the effective date of reinstatement. Surrender charges will also be reinstated.

IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

Policy 5 and 6

Keeping The Policy in Force

NO LAPSE GUARANTEE
A feature of the policy guaranteeing the policy will remain in force even if the cash surrender value is insufficient to pay the monthly deduction. This feature is sometimes referred to as a death benefit guarantee. Each policy has the following two NLG options:

     NO LAPSE GUARANTEE TO AGE 70 (NLG-70)
     This option guarantees the policy will not lapse before the insured's attained insurance age 70 (or 10 years, if later).

     The NLG-70 will remain in effect as long as:

     o    the sum of premiums paid; minus

     o    partial surrenders; minus

     o    outstanding indebtedness; equals or exceeds

     o    the NLG-70 premiums due since the policy date.

     The NLG-70 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the NLG-70 in effect, the NLG-70 will terminate. Your policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. The NLG-70 may be reinstated within two years of its termination if the policy is in force.

     NO LAPSE GUARANTEE TO AGE 100 (NLG-100)
     This option guarantees the policy will not lapse before the insured's attained insurance age 100.

     The NLG-100 will remain in effect as long as:

     o    the sum of premiums paid; minus

     o    partial surrenders; minus

     o    outstanding indebtedness; equals or exceeds

     o    the NLG-100 premiums due since the policy date.

     The NLG-100 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the NLG-100 in effect, the NLG-100 will terminate. If you have paid the sufficient premiums, the NLG-70 will be in effect. If the NLG-70 and the NLG-100 are not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. The NLG-100 may be reinstated within two years of its termination if the policy is in force.

MINIMUM INITIAL PREMIUM PERIOD
To allow you to purchase this policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial period as shown in your policy under "Policy Data," if:

1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

The minimum initial period is five years.

GRACE PERIOD
If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and neither of the NLG options nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.

IDS Life of New York will mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal Taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

REINSTATEMENT
Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life of New York will require:

o    a written request;

o evidence satisfactory to IDS Life of New York that the insured remains insurable;

o    payment of the required reinstatement premium; and

o    payment or reinstatement of any indebtedness.

The reinstatement premium is the required premium to reinstate the policy.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (See "Proceeds Payable Upon Death") will apply from the effective date of reinstatement. Surrender charges will also be reinstated.

     (f) The substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

          Policy 1

          The Variable Account is comprised of various subaccounts. The Equity, Income, Money Market, Managed, Government Securities, International Equity, YGI and YNO Subaccounts, as well as the 1991, 1995 and 2004 U.S. Treasury Securities Subaccounts fund the policy. Some Subaccounts invest exclusively in the Portfolios of IDS Life Series Fund, Inc. ("the Fund"), while others invest in units of the Smith Barney Stripped ("Zero Coupon") U.S. Treasury Securities Fund, Series A ("the Trust" or "the Trusts"). The Equity Subaccount invests exclusively in the shares of the Equity Portfolio; the Income Subaccount invests exclusively in the shares of the Income Portfolio; the Money Market Subaccount invests exclusively in the shares of Money Market Portfolio; the Managed Subaccount invests exclusively in the shares of the Managed Portfolio; the Government Securities Subaccount invests exclusively in the shares of the Government Securities Portfolio; and the International Equity Subaccount invests in shares of the International Equity Portfolio. These six portfolios make up the IDS Life Series Fund, Inc., a series mutual fund. The YGI Subaccount invests exclusively in shares of the Growth and Income Fund. This fund is part of the AIM Variable Insurance Funds, Inc., a series mutual fund. The YNO Subaccount invests in shares of Putnam VT New Opportunities Fund. This fund is a portfolio of Putnam Variable Trust, a series mutual fund. The 1991, 1995 and 2004 U.S. Treasury Securities Subaccounts invest in units of the designated unit investment trust, with maturity dates of 1991, 1995 and 2004 respectively.

          All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has five portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

          Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of shares that the shareholder holds multiplied by the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

          As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund, IDS Life of New York is the Owner of those Fund shares and as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life of New York will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the Owners of the Policies. Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life of New York in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life of New York, but not more than 90 days before the meeting of the Fund. Fractional votes are counted. Owners will receive notice of each meeting of shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

          IDS Life of New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life of New York itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life of New York reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life of New York does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next report to Owners.

          Generally, ownership of units of a unit investment trust does not involve the exercise of voting rights. However, with regard to the Trusts, unit holders may vote for removal of the trustee or for the amendment or the termination of the Trust indenture. In the event of such vote, IDS Life of New York, as the Owner of such units, would solicit voting instructions from Owners under the same procedures set forth above regarding the holders of Fund shares.

          Policy 2

          The Variable Account is comprised of various subaccounts. The Equity, Income, Money Market, Managed, Government Securities, International Equity, YGI and YNO Subaccounts. Some Subaccounts invest exclusively in the Portfolios of IDS Life Series Fund, Inc ("the Fund"), while others in the AIM V.I. Growth and Income Fund ("the Growth and Income Fund") and Putnam VT New Opportunities Fund ("the Putnam Fund"), collectively referred to as ("the Funds"). The Equity Subaccount invests exclusively in the shares of the Equity Portfolio; the Income Subaccount invests exclusively in the shares of the Income Portfolio; the Money Market Subaccount invests exclusively in the shares of Money Market Portfolio; the Managed Subaccount invests exclusively in the shares of the Managed Portfolio; the Government Securities

          Subaccount invests exclusively in the shares of Government Securities Portfolio; and the International Equity Subaccount invests in shares of the International Equity Portfolio. These six portfolios make up the IDS Life Series Fund, Inc., a series mutual fund. The YGI Subaccount invests exclusively in shares of the Growth and Income Fund. This fund is part of the AIM Variable Insurance Funds, Inc., a series mutual fund. The YNO Subaccount invests exclusively in shares of the Putnam VT New Opportunities Fund. This fund is a portfolio of Putnam Variable Trust, a series mutual fund.

          All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has five portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

          Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

          As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund, IDS Life of New York is the Owner of those Fund shares and as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life of New York will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the Owners of the Policies. Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life of New York in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life of New York, but not more than 90 days before the meeting of the Fund. Fractional votes are counted. Owners will receive notice of each meeting of shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

          IDS Life of New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life of New York itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life of

          New York reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life of New York does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next report to Owners.

          Policy 3

          The Variable account is comprised of various subaccounts. The subaccounts, the commencement dates of the subaccounts and the portfolios they invest in are outlined in the table below.

Subaccount               Investing in:
                         IDS Life Series Fund -
Equity                   Equity Portfolio (8/87) 1
Equity Income            Equity Income Portfolio (9/00)1
Government Securities    Government Securities Portfolio (8/87) 1
Income                   Income Portfolio (8/87) 1
International Equity     International Equity Portfolio (10/94) 1
Managed                  Managed Portfolio (8/87) 1
Money Market             Money Market Portfolio (8/87) 1

                         AXPSM Variable Portfolio -
YBC                         Blue Chip Advantage Fund (9/00) 1
YBD                         Bond Fund (9/00) 1
YCR                         Capital Resource Fund (9/00) 1
YCM                         Cash Management Fund (9/00) 1
YDE                         Diversified Equity Income Fund (9/00) 1
YEM                         Emerging Markets Fund (9/00) 1
YEX                         Extra Income Fund (9/00) 1
YFI                         Federal Income Fund (9/00) 1
YGB                         Global Bond Fund (9/00) 1
YGR                         Growth Fund (9/00) 1
YIE                         International Fund (9/00) 1
YMF                         Managed Fund (9/00) 1
YND                         New Dimensions Fund(R)(9/00) 1
YIV                         S&P 500 Index Fund (9/00) 1
YSM                         Small Cap Advantage Fund (9/00) 1
YSA                         Strategy Aggressive Fund (9/00) 1

                         AIM V.I.
YCA                         Capital Appreciation Fund (9/00) 1
YCD                         Capital Development Fund (9/00) 1
YGI                         Growth and Income Fund (11/96) 1

                         American Century VP
YIR                         International (9/00) 1
YVL                         Value (9/00) 1

                         Calvert CVS
YSB                         Social Balanced Portfolio (9/00) 1

                         Fidelity VIP
YGC                         III Growth & Income Portfolio (Service
                            Class) (9/00) 1
YMP                         III Mid Cap Portfolio (Service Class) (9/00) 1
YOS                         Overseas Portfolio (Service Class) (9/00) 1

                         FTVIPT
YRE                         Franklin Real Estate Fund - Class 2
                            (9/00) 1
YSV                         Franklin Value Securities Fund  - Class
                            2 (9/00) 1
YIF                         Templeton International Securities Fund
                            - Class 2 (9/00) 1
YIS                         Templeton International Smaller
                            Companies Fund -
                            Class 2 (9/00) 1

                         Goldman Sachs VIT
YSE                         CORE(SM) Small Cap Equity Fund (9/00) 1
YUE                         CORE(SM) U.S. Equity Fund (9/00) 1

YMC                         Mid Cap Value Fund (9/00) 1

                         Janus Aspen Series
YAG                         Aggressive Growth Portfolio: Service
                            Shares (9/00) 1
YGT                         Global Technology Portfolio: Service
                            Shares (9/00) 1
YIG                         International Growth Portfolio: Service
                            Shares (9/00) 1

                         Lazard Retirement Series
YIP                         International Equity Portfolio (9/00) 1

                         MFS(R) VIT
YGW                         Growth Series - Service Class (9/00) 1
YDS                         New Discovery Series - Service Class
                            (9/00) 1

                         Putnam Variable Trust
YPH                         Putnam VT High Yield - Class IB Shares
                            (9/00) 1
YIO                         Putnam VT International New
                            Opportunities Fund - Class IB Shares
                            (9/00) 1
YNO                         Putnam VT New Opportunities Fund -
                            Class IA Shares (11/96) 1
YVS                         Putnam VT Vista Fund - Class IB Shares
                            (9/00) 1

                         Royce
YMI                         Micro-Cap Portfolio (9/00) 1

                         Third Avenue
YVA                         Value Portfolio (9/00) 1

                         Wanger
YIC                         International Small Cap (9/00) 1
YSP                         U.S. Small Cap (9/00) 1

                         Warburg Pincus Trust
YEG                      Emerging Growth Portfolio (9/00) 1
YSC                      Small Company Growth Portfolio (9/00) 1

1 (Commencement date of the subaccount)

          All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has five portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

          Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

          As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund, IDS Life of New York is the Owner of those Fund shares and as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life of New York will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the Owners of the Policies. Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life of New York in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life of New York, but not more than 90 days before the meeting of the Fund. Fractional votes are counted. Owners will receive notice of each meeting of shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

          IDS Life of New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life of New York itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life of New York reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life of New York does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next report to Owners.

Policy 4

Subaccount     Investing in
               IDS Life Series Fund, Inc. -
Equity           Equity Portfolio (8/87; 1/86)(1)
Equity Income    Equity Income Portfolio (11/00; 6/99)(1)
Government       Government Securities
Securities       Portfolio (8/87; 1/86)(1)
Income           Income Portfolio (8/87; 1/86)(1)
International    International Equity
Equity           Portfolio (10/94; 10/94)(1)
Managed          Managed Portfolio (8/87; 1/86)(1)
Money Market     Money Market Portfolio (8/87; 1/86)(1)
               AXP(R) Variable Portfolio -
YBC              Blue Chip Advantage Fund (11/00; 9/99)(1)
YBD              Bond Fund (11/00; 10/81)(1)
YCR              Capital Resource Fund (11/00; 10/81)(1)
YCM              Cash Management Fund (11/00; 10/81)(1)
YDE              Diversified Equity
                 Income Fund (11/00; 9/99)(1)
YEM              Emerging Markets Fund (11/00; 5/00)(1)
YEX              Extra Income Fund (11/00; 5/96)(1)
YFI              Federal Income Fund (11/00; 9/99)(1)
YGB              Global Bond Fund (11/00; 5/96)(1)
YGR              Growth Fund (11/00; 9/99)(1)
YIE              International Fund (11/00; 1/92)(1)
YMF              Managed Fund (11/00; 4/86)(1)
YND              New Dimensions Fund(R) (11/00; 5/96)(1)
YIV              S&P 500 Index Fund (11/00; 5/00)(1)
YSM              Small Cap Advantage Fund (11/00; 9/99)(1)
YSA              Strategy Aggressive Fund (11/00; 1/92)(1)
               AIM V.I.
YCA              Capital Appreciation Fund, Series I
                 (11/00; 5/93)(1)
YCD              Capital Development Fund, Series I
                 (11/00; 5/98)(1)
YGI              Core Equity Fund, Series I
                 (11/96; 5/94)(1)
                 (previously AIM V.I. Growth and Income
                 Fund, Series I)
               American Century(R) Variable Portfolios, Inc.
YIR              VP International (11/00; 5/94)(1)
YVL              VP Value (11/00; 5/96)(1)
               Calvert Variable Series, Inc.
YSB              Social Balanced Portfolio (11/00; 9/86)(1)
               Credit Suisse Trust
YEG              Emerging Growth Portfolio (11/00; 9/99)(1)
YSC              Small Cap Growth Portfolio (11/00; 6/95)(1)
                 (previously Credit Suisse Warburg Pincus Trust -
                 Small Company Growth Portfolio)
               Fidelity VIP
YGC              Growth & Income Portfolio
                 (Service Class) (11/00; 12/96)(1),(2)
YMP              Mid Cap Portfolio
                 (Service Class) (11/00; 12/98)(1),(2)
YOS              Overseas Portfolio
                 (Service Class) (11/00; 1/87)(1),(2)
               FTVIPT
YRE              Franklin Real Estate Fund -
                 Class 2 (11/00; 1/89)(1),(3)
YSV              Franklin Small Cap Value Securities Fund -
                 Class 2 (11/00; 5/98)(1),(3)
                 (previously FTVIPT Franklin Value Securities
                 Fund - Class 2)
YIF              Templeton Foreign Securities Fund -
                 Class 2 (11/00; 5/92)(1),(4),(10)
                 (previously FTVIPT Templeton International
                 Securities Fund - Class 2)
YIS              Templeton International Smaller
                 Companies Fund - Class 2
                 (11/00; 5/96)(1),(3)

               Goldman Sachs VIT
YSE              CORE(SM) Small Cap
                 Equity Fund (11/00; 2/98)(1),(5)
YUE              CORE(SM) U.S. Equity
                 Fund (11/00; 2/98)(1),(5)
YMC              Mid Cap Value Fund (11/00; 5/98)(1)
               Janus Aspen Series
YAG              Aggressive Growth Portfolio:
                 Service Shares (11/00; 9/93)(1),(6)
YGT              Global Technology Portfolio:
                 Service Shares (11/00; 1/00)(1),(7)
YIG              International Growth Portfolio:
                 Service Shares (11/00; 5/94)(1),(6)
               Lazard Retirement Series
YIP              International Equity
                 Portfolio (11/00; 9/98)(1)
               MFS(R)
YGW              Investors Growth Stock Series -
                 Service Class (11/00; 5/99)(1),(8)
YDS              New Discovery Series -
                 Service Class (11/00; 5/98)(1),(8)
               Putnam Variable Trust
YPH              Putnam VT High Yield -
                 Class IB Shares (11/00; 2/88)(1),(9)
YIO              Putnam VT International New Opportunities
                 Fund - Class IB Shares (11/00; 1/97)(1),(9)
YNO              Putnam VT New Opportunities Fund -
                 Class IA Shares (11/96; 5/94)(1)
YVS              Putnam VT Vista Fund -
                 Class IB Shares (11/00; 1/97)(1),(9)
               Royce Capital Fund
YMI              Micro-Cap Portfolio (11/00; 12/96)(1)
               Third Avenue
YVA              Value Portfolio (11/00; 9/99)(1)
               Wanger
YIC              International Small Cap (11/00; 5/95)(1)
YSP              U.S. Smaller Companies (11/00; 5/95)(1)
                 (previously Wanger U.S. Small Cap)

VOTING RIGHTS
As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues, -- for example, the election of directors -- all shares may vote together as one series. In those cases, all shares have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life of New York is the owner of all fund shares and therefore holds all voting rights. However, IDS Life of New York will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life of New York also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life of New York may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life of New York does disregard voting instructions, we will advise you of that action and the reasons for it in our next report to owners.

Policy 5 and 6

         AXP(R) Variable Portfolio -
YBC        Blue Chip Advantage Fund (5/00; 9/99)(1)
YBD        Bond Fund (5/00; 10/81)(1)
YCR        Capital Resource Fund (5/00; 10/81)(1)
YCM        Cash Management Fund (5/00; 10/81)(1)
YDE        Diversified Equity Income Fund (5/00; 9/99)(1)
YEM        Emerging Markets Fund (5/00; 5/00)(1)
YES        Equity Select Fund (5/02; 5/01)(1)
YEX        Extra Income Fund (5/00; 5/96)(1)
YFI        Federal Income Fund (5/00; 9/99)(1)
YGB        Global Bond Fund (5/00; 5/96)(1)
YGR        Growth Fund (5/00; 9/99)(1)
YIE        International Fund (5/00; 1/92)(1)
YMF        Managed Fund (5/00; 4/86)(1)
YND        New Dimensions Fund(R) (11/99; 5/96)(1)
YPS        Partners Small Cap Value Fund (5/02; 8/01)(1)
YIV        S&P 500 Index Fund (5/00; 5/00)(1)
YSM        Small Cap Advantage Fund (5/00; 9/99)(1)
YST        Stock Fund (5/02; 8/01)(1)
YSA        Strategy Aggressive Fund (5/00; 1/92)(1)
         AIM V.I.
YAC        Capital Appreciation Fund,
           Series II Shares (5/02; 5/93)(1),(4)
YAD        Capital Development Fund,
           Series II Shares (5/02; 5/98)(1),(4)
         Alliance VP
YAB        AllianceBernstein International
           Value Portfolio (Class B) (5/02; 5/01)(1),(5)
YAL        Growth and Income Portfolio (Class B) (5/02; 1/91)(1),(6)
         American Century(R) Variable
         Portfolios, Inc.
YAI        VP International, Class II
           (5/02; 5/94)(1),(7)
YAV        VP Value, Class II (5/02; 5/96)(1),(7)
         Calvert Variable Series, Inc.
YSB        Social Balanced Portfolio (5/00; 9/86)(1)
         Evergreen VA
YCG        Capital Growth Fund, Class L Shares
           (5/02; 3/98)(1),(8)
         Fidelity(R) VIP
YFG        Growth & Income Portfolio
           Service Class 2 (5/02; 12/96)(1),(9)
YFM        Mid Cap Portfolio Service Class 2
           (5/02; 12/98)(1),(9)
YFO        Overseas Portfolio Service Class 2
           (5/02; 1/87)(1),(9)
         FTVIPT
YRE        Franklin Real Estate Fund - Class 2
           (5/00; 1/89)(1),(10)
YSV        Franklin Small Cap Value Securities Fund -
           Class 2 (5/00; 5/98)(1),(10)
           (previously FTVIPT Franklin Value
           Securities Fund - Class 2)
YMS        Mutual Shares Securities Fund -
           Class 2 (5/02; 11/96)(1),(10)
         Goldman Sachs VIT
YUE        CORE(SM) U.S. Equity Fund
           (5/00; 2/98)(1),(11)
YMC        Mid Cap Value Fund (5/00; 5/98)(1)
         INVESCO VIF
YID        Dynamics Fund (5/02; 8/97)(1)
YFS        Financial Services Fund (5/02; 9/99)(1)
YTC        Technology Fund (5/02; 5/97)(1)
YTL        Telecommunications Fund (5/02; 9/99)(1)
         Janus Aspen Series
YGT        Global Technology Portfolio:
           Service Shares (5/00; 1/00)(1),(12)
YIG        International Growth Portfolio:
           Service Shares (5/00; 5/94)(1),(12),(13)

         Lazard Retirement Series
YIP        International Equity Portfolio
           (5/00; 9/98)(1)
         MFS(R)
YGW        Investors Growth Stock Series -
           Service Class (5/00; 5/99)(1),(14)
YDS        New Discovery Series -
           Service Class (5/00; 5/98)(1),(14)
YUT        Utilities Series - Service Class
           (5/02; 1/95)(1),(14)
         Pioneer VCT
YPE        Pioneer Equity Income VCT Portfolio -
           Class II Shares (5/02; 3/95)(1),(15)
YEU        Pioneer Europe VCT Portfolio -
           Class II Shares (5/02; 10/98)(1),(16)
         Putnam Variable Trust
YHS        Putnam VT Health Sciences Fund -
           Class IB Shares (5/02; 4/98)(1),(17)
YPI        Putnam VT International Growth
           Fund - Class IB Shares
           (5/02; 1/97)(1),(17),(18)
YVS        Putnam VT Vista Fund -
           Class IB Shares (5/00; 1/97)(1),(17),(18)
         Strong Funds
YSO        Strong Opportunity Fund II - Advisor Class
           (5/02; 5/92)(1),(19)
         Wanger
YIC        International Small Cap (5/00; 5/95)(1)
YSP        U.S. Smaller Companies (5/00; 5/95)(1)
           (previously Wanger U.S. Small Cap)
         Wells Fargo VT
YAA        Asset Allocation Fund (5/02; 4/94)(1),(20)
YWI        International Equity Fund (5/02; 7/00)(1)
YWS        Small Cap Growth Fund (5/02; 5/95)(1),(21)

  (1)  (Commencement date of the subaccount; Commencement date of the fund.)

VOTING RIGHTS
As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues, -- for example, the election of directors -- all shares may vote together as one series. In those cases, all shares have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life of New York is the owner of all fund shares and therefore holds all voting rights. However, IDS Life of New York will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life of New York also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life of New York may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life of New York does disregard voting instructions, we will advise you of that action and the reasons for it in our next report to owners.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

               If shares of any Fund portfolio or Trust units should not be available for purchase by the appropriate subaccount or if, in the judgment of IDS Life of New York's management, further investment in such shares is no longer appropriate in view of the purposes of the subaccount, shares of another registered, open-end management investment company or unit investment trust may be substituted for portfolio shares or Trust units held in the subaccount. If deemed by IDS Life of New York to be in the best interest of persons having voting rights under the Policy, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life of New York may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the SEC or the insurance department of the state of New York. IDS Life of New York will notify Owners within five days of any substitution or change.

          (2)  the terms and conditions of the securities issued by the trust.

               No change in the terms and conditions of an issued and outstanding Policy can be made without the consent of the Owner, other than as set forth in paragraph (1) above.

          (3) the provisions of any indenture or agreement of the trust.

               Not applicable.

          (4)  the identity of the depositor, trustee or custodian.

               There is no provision requiring notice to, or consent of, Owners with respect to any change in the identity of the Variable Account's depositor. However, IDS Life of New York's obligations under the Policy cannot be transferred to any other entity without the consent of the Owner.

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)      the composition of the assets of the trust.

                        Consent of Owners is not required when changing the underlying securities of any of the Subaccounts. However, to change these securities, approval of the Securities and Exchange Commission and the insurance department of the state of New York may be necessary.

               (2) the terms and conditions of the securities issued by the trust.

                        No change in the terms and conditions of the Policy may be made without the consent of the Owner, except as provided in paragraph (1) above.

               (3) the provisions of any indenture or agreement of the trust.

                        Not applicable.

               (4) the identity of the depositor, trustee or custodian. The answer to Item 10(b)(4) is incorporated by reference.

          (i) Any other Principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

          Policy 1

          The Owner has flexibility concerning the amount and frequency of premium payments. At the time of application, the Owner will determine a Scheduled Premium. The Scheduled Premium will be a level amount at a fixed interval of time. However, the Owner need not adhere to the Scheduled Premium. Instead, the Owner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

          Premium payments may be increased or decreased at any time. The minimum payment which IDS Life of New York will accept is $25. IDS Life of New York reserves the right to limit any payment. Currently the maximum payment that IDS Life of New York will accept is $500,000.

          The failure to pay a scheduled premium will not itself cause the Policy to lapse. However, the payment of scheduled premiums or unscheduled premiums in any amount or frequency will not guarantee that the Policy will remain in force. Subject to the limitations contained in the Policy, payment of the Minimum Monthly Premium will keep the coverage in force until the later of the insured's Age 65 Anniversary or five years from the policy date.

          The Policy contains two death benefit options. Under Death Benefit Option 1, the death benefit is the greater of the Specified Amount or a percentage of policy value. Under Death Benefit Option 2, the death benefit is the greater of the Specified Amount plus the policy value, or a percentage of policy value.

          Before issuing any policy, IDS Life of New York requires evidence of insurability satisfactory to it. IDS Life of New York will generally not issue a policy to persons over the age of 75. It may, however, at its sole discretion, issue a policy to an applicant above age 75. The Initial Minimum Specified Amount is $50,000, but this is reduced to $40,000 in Policy Years 3 through 10, and $25,000 thereafter.

          Policy 2

          Premiums

          Payment of Premiums

          In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that the owner pay the minimum initial premiums. The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life of New York.) This premium schedule is shown in the policy.

          The  scheduled  premium  serves only as an  indication  of the owner's  intent  as to the  frequency  and  amount  of  future premium payments. The owner may skip scheduled premium payments at any time if their cash surrender value is sufficient to pay the monthly deduction, or if they have paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.

          The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

          Although the owner has flexibility in paying premiums, the amount and frequency of their payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

          Premium limitations:

          The owner may make unscheduled premium payments at any time and in the amount of at least $50. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments.

          No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

          Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

          Allocation of premiums:

          Until the policy date, IDS Life of New York holds all premiums in the fixed account, and IDS Life of New York credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life of New York will allocate the net premiums plus accrued interest to the account(s) the owner has selected in their application. At that time, IDS Life of New York will begin to assess the various loads, fees and charges.

          Any  amount  allocated  to  a  subaccount  is  converted  into accumulation units of that subaccount. Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

          Insurability: Before issuing the policy, IDS Life of New York requires satisfactory evidence of the insurability of the persons whose lives the owner proposes to insure. IDS Life of New York's underwriting department will review the owner's application and any medical information or other data required to determine whether the proposed individuals are insurable under IDS Life of New York's underwriting rules. The owner's application may be declined if a person fails to meet the underwriting requirements and any premiums that were paid will be returned.

          Age limit: The policy is available only to persons age 35 and older. In addition, IDS Life of New York generally will not issue a policy to persons over the insurance age of 85. It may, however, do so at its sole discretion.

          Proceeds payable upon death

          IDS Life of New York will pay a benefit to the beneficiary of the policy when the last surviving insured dies. If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option the owner has selected, as described below, less any indebtedness.

          On the youngest insured's attained insurance age 100, the amount payable is the cash surrender value.

          Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

            o the specified amount on the date of the last surviving insured's death; or

            o the applicable percentage of the policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

          Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

            o    the policy value plus the specified amount; or

            o the applicable percentage of policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

          Policy 3

          Payment of premiums:
          In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that the owner pay premiums sufficient to keep the NLG in effect in order to keep the policy in force.

          The owner may schedule payments annually, semiannually or quarterly. (IDS Life of New York must approve payment at any other interval). IDS Life of New York shows this premium schedule in the policy.

          The  scheduled  premium  serves only as an  indication  of the owner's  intent  as to the  frequency  and  amount  of  future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction or if sufficient premiums have been paid to keep the no lapse guarantee in effect.

          The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

          Although the owner has flexibility in paying premiums, the amount and frequency of the payments will affect the policy value, cash surrender value and length of time the policy will remain in force, as well as affect whether the NLG remains in effect.

          Premium limitations:
          The owner may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the maturity date.

          Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

          Allocation of premiums:
          Until the policy date, IDS Life of New York holds all premiums in the fixed account and credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life of New York will allocate the net premiums plus accrued interest to the account(s) selected in the application. At that time, IDS Life of New York will begin to assess the various loads, fees, charges and expenses.

          IDS Life of New York converts any amount that the owner allocates to a subaccount into accumulation units of that subaccount. Similarly, when the owner transfers value between subaccounts, IDS Life of New York converts accumulation units in one subaccount into a cash value, which IDS Life of New York then converts into accumulation units of the second subaccount.

          Insurability: Before issuing the policy, IDS Life of New York requires satisfactory evidence of the insurability of the person whose life the owner proposes to insure (owner or someone else). The underwriting department of IDS Life of New York will review the application and any medical information or other data required to determine whether the proposed individual is insurable under its underwriting rules. The application may be declined if IDS Life of New York determines the individual is not insurable and IDS Life of New York will return any premium paid.

          Age limit: IDS Life of New York generally will not issue a policy where the proposed insured is over the insurance age of
          80. It may, however, do so at its sole discretion.

          Proceeds Payable Upon Death

          IDS Life of New York will pay a benefit to the beneficiary of the policy when the insured dies.

          If that death is prior to the maturity date, the amount payable is based on the specified amount and death benefit option (described below) that the owner has selected, less any indebtedness.

          Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

            o the specified amount on the date of the insured's death; or

            o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

          The percentage is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

          Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

            o    the policy value plus the specified amount; or

            o the applicable percentage of policy value on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

Policy 4

Payment of premiums: In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that you pay the minimum initial premiums.

You may schedule payments annually, semiannually or quarterly. (IDS Life of New York must approve payment at any other interval. We show this premium schedule in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction, or if you have paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

Premium limitations: You may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments.

No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

Allocation of premiums: Until the policy date, we hold all premiums in the fixed account, and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees and charges.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into cash value, which we then convert into accumulation units of the second subaccount.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the persons whose lives you propose to insure. Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individuals are insurable under our underwriting rules. Your application may be declined if we determine the individual is not insurable and we will return any premiums you have paid.

Age limit: In addition, IDS Life of New York generally will not issue a policy to persons over the insurance age of 85. We may, however, do so at our sole discretion.

Proceeds Payable upon Death

We will pay a benefit to the beneficiary of the policy when the last surviving insured dies.

If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option you have selected, as described below, less any indebtedness.

The proceeds payable upon the death of the last surviving insured on or after the youngest insured's attained insurance age 100 will be the greater of:

o the policy value on the date of death of the last surviving insured minus any indebtedness on the date of death of the last surviving insured; or

o the policy value at the youngest insured's attained insurance age 100 minus any indebtedness on the date of the last surviving insured's death.

Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

o  the specified amount on the date of the last surviving insured's death; or

o the applicable percentage of the policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Youngest insured's attained insurance age refers to the youngest life insured or the age such person would have reached.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

o  the policy value plus the specified amount; or

o the applicable percentage of policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table above.)

Examples:                         Option 1       Option 2
Specified amount                $1,000,000      $1,000,000
Policy value                    $   50,000      $   50,000
Death benefit                   $1,000,000      $1,050,000
Policy value increases to       $   80,000      $   80,000
Death benefit                   $1,000,000      $1,080,000
Policy value decreases to       $   30,000      $   30,000
Death benefit                   $1,000,000      $1,030,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because IDS Life of New York's net amount at risk is generally lower; for this reason, the monthly deduction is less, and a larger portion of your premiums and investment returns is retained in the policy value.

CHANGE IN DEATH BENEFIT OPTION
You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit would fall below the minimum amount shown in policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following cost:

o Monthly deduction because the cost of insurance benefits depends upon the specified amount.

o  Minimum initial premium and DBG-100 premium.

o  Charges for certain optional insurance benefits.

The surrender charge will not be affected.

CHANGES IN SPECIFIED AMOUNT
Subject to certain limitations, you may make a written request to decrease the specified amount at any time. Decreases in specified amount may have tax implications, discussed in the section "Modified Endowment Contracts" under "Federal Taxes."

Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum specified amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in specified amount will affect your costs as follows:

o Your monthly deduction will decrease because the cost of insurance charge depends on the specified amount.

o  Charges for certain optional insurance benefits may decrease.

o  The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

Increases: Increases in specified amount are not permitted. If you wish to purchase additional insurance, you should purchase an additional policy. Currently, we do not charge the policy fee for the additional policy.

MISSTATEMENT OF AGE OR SEX
If an insured's age or sex has been misstated, the proceeds payable upon the last surviving insured's death will be:

o  the policy value on the date of death; plus

o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus

o  the amount of any outstanding indebtedness on the date of death.

SUICIDE
If either of the insureds dies by suicide while sane or insane within two years from the policy date, the only amount payable will be the premiums paid, minus any indebtedness and partial surrenders. The policy will terminate as of the date of the first death by suicide.

BENEFICIARY
Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life of New York, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the last surviving insured, the beneficiary will be you or your estate.

Policy 5 and 6

PREMIUMS
Payment of premiums: In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that you pay the minimum initial premiums in effect in order to keep the policy in force.

You may schedule payments annually, semiannually or quarterly. (IDS Life of New York must approve payment at any other interval.) We show this premium schedule in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the no lapse guarantee in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.

Premium limitations: You may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums you pay during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as you pay them or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

Allocation of premiums: Until the policy date, we hold all premiums in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

Age limit: IDS Life of New York generally will not issue a policy where the proposed insured is over the insurance age of 85. We may, however, do so at our sole discretion.

Proceeds Payable Upon Death

We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the insured's attained insurance age 100, the death benefit is the greater of the specified amount or the policy value multiplied by the death benefit factor in the table below. The proceeds payable are the death benefit amount minus outstanding indebtedness.

If that death is on or after the insured's attained insurance age 100, the amount payable is the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or

o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Applicable percentage table

Insured's attained       Applicable percentage               Insured's attained               Applicable percentage
insurance age               of policy value                     insurance age                    of policy value
40 or younger                    250%                                61                               128%
41                               243                                 62                               126
42                               236                                 63                               124
43                               229                                 64                               122
44                               222                                 65                               120
45                               215                                 66                               119
46                               209                                 67                               118
47                               203                                 68                               117
48                               197                                 69                               116
49                               191                                 70                               115
50                               185                                 71                               113
51                               178                                 72                               111
52                               171                                 73                               109
53                               164                                 74                               107
54                               157                              75-90                               105
55                               150                                 91                               104
56                               146                                 92                               103
57                               142                                 93                               102
58                               138                                 94                               101
59                               134                             95-100                               100
60                               130

The percentage is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

o    the policy value plus the specified amount; or

o the applicable percentage of policy value (from the preceding table) on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

Examples:                               Option 1             Option 2
Specified amount                        $100,000             $100,000
Policy value                            $  5,000             $  5,000
Death benefit                           $100,000             $105,000
Policy value increases to               $  8,000             $  8,000
Death benefit                           $100,000             $108,000
Policy value decreases to               $  3,000             $  3,000
Death benefit                           $100,000             $103,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because IDS Life of New York's net amount at risk is generally lower; for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.

CHANGE IN DEATH BENEFIT OPTION
You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following policy costs:

o Monthly deduction because the cost of insurance depends upon the specified amount.

o    Minimum initial premium.

o    Charges for certain optional insurance benefits.

The surrender charge will not be affected.

CHANGES IN SPECIFIED AMOUNT
Subject to certain limitations, you may make a written request to increase or decrease the specified amount at any time. Changes in specified amount may have tax implications, discussed in the section "Modified Endowment Contracts" under "Federal Taxes."

Increases: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000, and we will not permit an increase after the insured's attained insurance age 85. IDS Life of New York will have two years from the effective date of an increase in specified amount to contest the truth of statements or representations in the application for the increase in specified amount.

An increase in the specified amount will have the following effect on policy costs:

o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.

o    Charges for certain optional insurance benefits may increase.

o    The minimum initial premium and the NLG premiums will increase.

o    The surrender charge will increase.

At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly anniversary. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless an NLG option or the minimum initial premium period is in effect.

Decreases: After the first policy year, you may decrease your specified amount. Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum specified amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in the coverage cannot reduce the initial specified amount below the following amounts:

All Band Years             Minimum Specified Amount
Year 1                     100% of the initial specified amount
Years 2-5                  75% of the initial specified amount
Years 6-10                 50% of the initial specified amount
Years 11-15                25% of the initial specified amount
Years 16+                  $1,000

A decrease in specified amount will affect your costs as follows:

o Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.

o    Charges for certain optional insurance benefits may decrease.

o    The minimum initial premium and the NLG premiums will decrease.

o    The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:

o    First from the portion due to the most recent increase;

o    Next from portions due to the next most recent increases successively;
     and

o    Then from the initial specified amount when the policy was issued.

This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.

MISSTATEMENT OF AGE OR SEX
If the insured's age or sex has been misstated, the proceeds payable upon death will be:

o    the policy value on the date of death; plus

o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus

o    the amount of any outstanding indebtedness on the date of death.

SUICIDE
Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders.

BENEFICIARY
Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life of New York, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you and your estate.

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

     The securities to be held in the Subaccounts will be shares of the Fund or units of the Trust described in Item 12. This fund is a registered, open-end diversified management investment company. The Trust is a registered unit investment trust (UIT).

12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of Company.

          IDS Life Series Fund, Inc 1-4
          The Shearson Lehman Brothers Fund of Stripped
          ("Zero Coupon") U.S. Treasury Securities Fund,
          Series A ("Zero Coupon Trust" - a unit investment Trust). 1 American Express(R) Variable Portfolio Funds 1-6
          AIM Variable  Insurance  Funds, Inc. 1-6
          Alliance Capital Management, L.P. 5 and 6
          American Century Variable Portfolios, Inc. 1-6
          Calvert Variable Series,  Inc. 1-6
          Evergreen Investment Management Company LLC. 5 and 6
          Fidelity Variable Insurance Products, Service Products 1-6 Franklin Templeton Variable Insurance Products Trust 3, 5 and 6 Goldman Sachs Variable Insurance Trust 1-6
          INVESCO Funds Group, Inc. 5 and 6
          Janus  Aspen  Series 1-6
          Lazard Retirement  Series, Inc. 1-6
          MFS  Variable  Insurance Trust 1-6
          Pioneer Investment Management, Inc. 5 and 6
          Putnam  Variable  Trust 1-6
          Royce Capital Fund 1-4
          Strong Capital Management, Inc. 5 and 6
          Third  Avenue  Variable  Series  Trust 1-4
          Wanger Advisors Trust3 Warburg Pincus Trust 1-6
          Wells Fargo Funds Management LLC. 5 and 6

          1 Applies to Policy 1
          2 Applies to Policy 2
          3 Applies to Policy 3
          4 Applies to Policy 4
          5 Applies to Policy 5
          6 Applies to Policy 6

     (b)  Name and principal address of depositor.

          Investment manager of IDS Life Series Fund, Inc.:
          IDS Life Insurance Company
          70100 AXP Financial Center
          Minneapolis, MN 55474

          Investment manager of American Express(R) Variable Portfolio Funds:
          IDS Life Insurance Company
          70100 AXP Financial Center
          Minneapolis, MN 55474

          Investment adviser of AIM Variable Insurance Funds, Inc.:
          AIM Advisors, Inc.
          11 Greenway Plaza
          Suite 100
          Houston, TX 77046-1173

          Investment manager of American Century Variable Portfolios, Inc.:
          American Century Investment Management, Inc.
          American Century Tower
          4500 Main Street
          Kansas City, MO 641111

          Investment manager of Alliance Variable Portfolios, Inc.:
          Alliance Capital Management, L.P.
          [address]

          Investment adviser of Calvert Variable Series, Inc.:
          Calvert Asset Management Company, Inc.
          4550 Montgomery Avenue
          Suite 100 N
          Bethesda, MD 20814

          Investment subadviser:
          NCM Capital Management Group, Inc.
          103 West Main Street
          Durham, NC 27701

          Investment advisor of Evergreen:
          Evergreen Investment Management Company, LLC

          Investment subadviser of Evergreen:
          Pilgrim Baxter Value Investors, Inc.

          Investment manager of Fidelity Variable Insurance Products:
          Fidelity Management and Research (FMR) U.K. Inc.
          London, England

          Investment manager of Templeton Variable Products Series Fund:
          Templeton Investment Counsel, Inc.
          Broward Financial Center
          Suite 2100
          Fort Lauderdale, FL 33394

          Investment adviser of Goldman Sachs Variable Insurance Trust:
          Goldman Sachs Asset Management
          32 Old Slip
          New York, NY 10005

          Investment manager of INVESCO VIF:
          INVESCO Funds Group, Inc.
          [address]

          Investment adviser of Janus Aspen Series:
          Janus Capital
          100 Fillmore Street
          Denver, CO 80206-4928

          Investment manager of Lazard Retirement Series, Inc.:
          Lazard Asset Management
          30 Rockefeller Plaza
          New York, NY 10112

          Investment adviser of MFS Variable Insurance Trust:
          Massachusetts Financial Service Company
          500 Boyland Street
          Boston, MA 02116

          Investment manager of Pioneer:
          Pioneer Investment Management, Inc.

          Investment manager of Putnam Variable Trust:
          Putnam Investment Management, Inc.
          One Post Office Square
          Boston, MA 02109

          Investment adviser of Royce Capital Fund:
          Royce & Associates Inc.
          1414 Avenue of the Americas
          New York, NY 10019

          Investment manager of Strong:
          Strong Capital Management, Inc.
          [address]

          Investment adviser of Third Avenue Variable Trust:
          EQSF Advisers, Inc.
          767 Third Avenue
          New York, NY 10017-2023

          Investment adviser of Wanger Advisors Trust:
          Wanger Asset Mangement, L.P.
          227 West Monroe Street
          Suite 3000
          Chicago, IL 60606

          Investment adviser of Warburg Pincus Trust:
          Credit Suisse Asset Mangement, LLC
          One Citicorp Center
          153 East 53rd Street
          New York, NY 10022

          Investment Manager for Wells Fargo:
          Wells Fargo Funds Management, LLC [adviser]

          Investment subadviser:
          Wells Capital Management Inc.

     (c)  Name and principal business address of trustee or custodian.

          For IDS Life Series Fund, Inc.
          American Express Trust Company
          200 AXP Financial Center
          Minneapolis, MN  55474

          Sponsor of the Zero Coupon Trust:
          The Bank of New York
          101 Barclay Street
          New York, NY 10286

          For American Express(R) Variable Portfolio Funds:
          American Express Trust Company
          200 AXP Financial Center
          Minneapolis, MN 55474

          For A I M Variable Insurance Funds, Inc.:
          State Street Bank & Trust Co.
          225 Franklin Street
          Boston, MA 02110

          For Alliance:

          For American Century Variable Portfolios, Inc.:
          Chase Manhattan Bank
          770 Broadway 10th Floor
          New York, NY 10003-9598

          For Calvert Variable Series, Inc.:
          State Street Bank and Trust Co.
          225 Franklin Street
          Boston, MA 02110

          For Evergreen:

          For Fidelity Variable Insurance Products:
          The Bank of New York
          110 Washington Street
          New York, NY 10286

          For Templeton Variable Products Series Fund:
          Bank of New York
          Mutual Funds Division
          90 Washington Street
          New York, NY 10286

          For Goldman Sachs Variable Insurance Trust:
          State Street Bank and Trust Co.
          225 Franklin Street
          Boston, MA 02110

          For INVESCO:

          For Janus Aspen Series:
          State Street Bank and Trust Co.
          P.O. Box 0351
          Boston, MA 02117-0351

          For Lazard Retirement Series, Inc.:
          State Street Bank and Trust Co.
          225 Franklin Street
          Boston, MA 02110

          For MFS Variable Insurance Trust:
          State Street Bank and Trust Co.
          225 Franklin Street
          Boston, MA 02110

          For Pioneer:

          For Putnam Variable Trust:
          Putnam Fiduciary Trust Company, a wholly-owned subsidiary of Putnam Investments, Inc.
          One Post Office Square
          Boston, MA 02109

          For Royce Capital Fund:
          State Street Bank and Trust Co.
          225 Franklin Street
          Boston, MA 02110

          For Strong:

          For Third Avenue Variable Trust Series:
          Custodial Trust Company
          101 Carnegie Center
          Princeton, NJ 08540-6231

          For Wanger Advisors Trust:
          State Street Bank and Trust Co.
          P.O. Box 8502
          Boston, MA 02266-8502

          For Warburg Pincus Trust:
          PNC Bank, National Association
          200 Stevens Drive
          Suite 440
          Lester, PA 02171
          and Commerce Bank, N.A.
          1000 Walnut
          Kansas City, MO 64105

          For Wells Fargo:

     (d)  Name and principal business address of principal underwriter.

          IDS Life of New York
          20 Madison Avenue Ext.
          Albany, NY 12203

     (e) The period during which the securities of such Company have been the underlying securities.

          The commencement dates of the subaccounts are set out in the table below.

Subaccount              Investing in:
                        IDS Life Series Fund -
Equity                     Equity Portfolio (8/87) 1
Equity Income              Equity Income Portfolio (9/00)1
Government Securities      Government Securities Portfolio (8/87) 1
Income                     Income Portfolio (8/87) 1
International Equity       International Equity Portfolio (10/94) 1
Managed                    Managed Portfolio (8/87) 1
Money Market               Money Market Portfolio (8/87) 1

                        AXP(SM) Variable Portfolio -
YBC                        Blue Chip Advantage Fund (9/00) 1
YBD                        Bond Fund (9/00) 1
YCR                        Capital Resource Fund (9/00) 1
YCM                        Cash Management Fund (9/00) 1
YDE                        Diversified Equity Income Fund (9/00) 1
YEM                        Emerging Markets Fund (9/00) 1
YEX                        Extra Income Fund (9/00) 1
YES                        Equity Select (5/02) 1
YFI                        Federal Income Fund (9/00) 1
YGB                        Global Bond Fund (9/00) 1
YGR                        Growth Fund (9/00) 1
YIE                        International Fund (9/00) 1
YMF                        Managed Fund (9/00) 1
YND                        New Dimensions Fund(R)(9/00) 1
YPS                        Partners Small Cap Value (5/02) 1
YIV                        S&P 500 Index Fund (9/00) 1
YSM                        Small Cap Advantage Fund (9/00) 1
YST                        Stock Fund (5/02) 1
YSA                        Strategy Aggressive Fund (9/00) 1

                        AIM V.I.
YCA                        Capital Appreciation Fund Series I Shares (9/00) 1
YAC                        Capital Appreciation Fund Series II Shares (5/02) 1
YCD                        Capital Development Fund Series I Shares (9/00) 1
YAD                        Capital Development Fund Series II Shares (5/02) 1
YGI                        Growth and Income Fund (11/96) 1

                        Alliance VP
YAB                        AllianceBernstein International Value
                           Portfolio (5/02) 1
YAL                        Growth and Income Portfolio (5/02) 1

                        American Century VP
YIR                        International, Class I (9/00) 1
YAI                        VP International, Class II (5/02) 1
YVL                        Value, Class I (9/00) 1
YAV                        VP Value, Class II (5/02) 1

                        Calvert Variable Series, Inc.
YSB                        Social Balanced Portfolio (5/00) 1

                        Evergreen VA
YCG                        Capital Growth Fund, Class 2 (5/02) 1

                        Fidelity VIP
YGC                        Growth & Income Portfolio (Service Class) (9/00) 1
YFG                        Growth & Income Portfolio Service Class 2 (5/02) 1
YMP                        Mid Cap Portfolio (Service Class) (9/00) 1
YFM                        Mid Cap Portfolio Service Class 2 (5/02) 1
YOS                        Overseas Portfolio (Service Class) (9/00) 1
YFO                        Overseas Portfolio Service Class 2 (5/02) 1

                        FTVIPT
YRE                        Franklin Real Estate Fund - Class 2 (9/00) 1
YSV                        Franklin Value Securities Fund  - Class 2 (9/00) 1
YIF                        Templeton International Securities Fund -
                           Class 2 (9/00) 1
YIS                        Templeton International Smaller Companies Fund -
                           Class 2 (9/00) 1

                        Goldman Sachs VIT
YSE                        CORE(SM) Small Cap Equity Fund (9/00) 1
YUE                        CORE(SM) U.S. Equity Fund (9/00) 1
YMC                        Mid Cap Value Fund (9/00) 1

                        INVESCO VIF
YID                        Dynamics Fund (5/02) 1
YFS                        Financial Services Fund (5/02) 1
YTC                        Technology Fund (5/02) 1
YTL                        Telecommunications Fund (5/02) 1

                        Janus Aspen Series
YAG                        Aggressive Growth Portfolio: Service Shares (9/00) 1
YGT                        Global Technology Portfolio: Service Shares (9/00) 1
YIG                        International Growth Portfolio: Service
                           Shares (9/00) 1

                        Lazard Retirement Series
YIP                        International Equity Portfolio (9/00) 1

                        MFS(R)
YGW                        Investors Growth Stock Series - Service
                           Class (9/00) 1
YDS                        New Discovery Series - Service Class (9/00) 1
YUT                        Utilities Series - Service Class (5/02) 1

                        Pioneer VCT
YPE                        Pioneer Equity Income VCT Portfolio -
                           Class II Shares (5/02) 1
YEU                        Pioneer Europe VCT Portfolio -
                           Class II Shares (5/02) 1

                        Putnam Variable Trust
YHS                        Putnam VT Health Sciences Fund - Class IB
                           Shares (5/02) 1
YPH                        Putnam VT High Yield - Class IB Shares (9/00) 1
YPI                        Putnam VT International Growth Fund - Class IB
                           Shares (5/02) 1
YIO                        Putnam VT International New Opportunities Fund -
                           Class IB Shares (9/00) 1
YNO                        Putnam VT New Opportunities Fund -
                           Class IA Shares (11/96) 1
YVS                        Putnam VT Vista Fund - Class IB Shares (9/00) 1

                        Royce
YMI                        Micro-Cap Portfolio (9/00) 1

                        Strong Funds
YSO                        Strong Opportunity Fund II - Advisor Class (5/02) 1

                        Third Avenue
YVA                        Value Portfolio (9/00) 1

                        Wanger
YIC                        International Small Cap (9/00) 1
YSP                        U.S. Small Cap (9/00) 1

                        Credit Suisse Warburg Pincus Trust
YEG                        Emerging Growth Portfolio (9/00) 1
YSC                        Small Company Growth Portfolio (9/00) 1

                        Wells Fargo VT
YAA                        Asset Allocation Fund (5/02) 1
YWI                        International Equity Fund (5/02) 1
YWS                        Small Cap Growth Fund (5/02) 1

1        (Commencement date of the subaccount)

Information Concerning Loads, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which
          (1) principal  payments,
          (2) underlying securities,
          (3) distributions,
          (4) cumulated or reinvested  distributions  or  income,  and
          (5) redeemed or liquidated assets or the trust's securities are subject:

                  (A)      the nature of such load, fee, expense or charge;
                  (B)      the amount thereof;
                  (C) the name of the person to whom such amounts are paid and his relationship to the trust;
                  (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  Policy 1

                  (1)      Principal Payments.


 Nature of Charge                    Amount                   Person to whom Paid/Relationship        Services
 ----------------                    ------                   --------------------------------        --------
Sales Charge         2.5% of Gross Premiums                   IDS Life of New York              Sales Expenses

Premium Tax Charge   1.0% of Gross Premiums                   IDS Life of New York              State Premium Taxes

Policy Fee           $5 per policy per month                  IDS Life of New York              Administrative
                                                                                                Expenses

Cost of  Insurance   Tabular charge per $1000 net amount at   IDS Life of New York
Insurance Protection Charge risk each policy month,
                     determined by age, sex and insurance
                     rating of the insured

Cost of Policy       Tabular charge each policy month         IDS Life of New York              Optional Insurance
Riders               determined by nature and amount of                                         Benefits
                     riders attached to policy

Death Benefit        $0.01 per $1000 of Specified Amount      IDS Life of New York              Death Benefit
Guarantee Charge     and Other Insured Rider Coverage each                                      Guarantee Risk
                     policy month that the Death Benefit
                     Guarantee is in effect

Contingent           $4 per $1000 Initial Specified Amount    IDS Life of New York              Issue and
Deferred Issue and   if policy is surrendered within 5                                          Underwriting
Administrative       years of policy issue, decreasing                                          Expenses at Issue
Expense Charge       monthly thereafter at a rate of 20%
(Issue)              per year

Contingent           $4 per $1000 increase in Specified       IDS Life of New York              Issue and
Deferred Issue and   Amount if policy is surrendered within                                     Underwriting
Administrative       5 policy years of increase, decreasing                                     Expenses at Increase
Expense Charge       monthly thereafter at a rate of 20%
(Increase)           per year



Contingent           27.5% of Gross Premiums up to amount     IDS Life of New York              Sales Expenses at
Deferred Sales       shown in policy (conservative estimate                                     Issue (Issue)
Charge (Issue)       of one Guideline Annual Premium) plus
                     6.5% of all other Gross Premiums except
                     those  attributable to an  Increase  or,
                     if less,  Tabular  amount  per  $1000
                     Initial  Specified  Amount  -  determined
                     by age,  sex and insurance  rating of
                     insured  - if  policy is  surrendered within
                     5 policy years  of  issue,  decreasing monthly
                     thereafter at a rate of 20% per year

Contingent           6.5% of Premiums attributable to the     IDS Life of New York              Sales Expenses at
Deferred Sales       Increase or, if less, Tabular amount                                       Increase
Charge (Increase)    per $1000 increase in Specified Amount
                     - determined by age, sex and insurance
                     rating of insured - if policy is surrendered
                     within 5 policy years of Increase, decreasing
                     monthly thereafter at a rate of 20% per year

Partial Surrender    $25 or, if less, 2% of Policy Value      IDS Life of New York              Transaction Costs
Fee                  surrendered



                  (2)      Underlying Security

Investment           The Money Market Portfolio of IDS Life   IDS Life                          Investment
Management Fee       Series Fund, Inc., pays a fee equal on                                     management and
                     an annual basis to .50% of its daily                                       services
                     net assets.

                     The Putnam VT New Opportunities Fund     Putnam                            Investment
                     pays a fee of 0.63% of its daily net                                       management and
                     assets.                                                                    services

                     The A I M V. I. Growth and Income Fund   A I M                             Investment
                     pays a fee of 0.65% of its daily net                                       management and
                     assets.                                                                    services

                     The Equity, Income, Managed and          IDS Life
                     Government Securities Portfolios of
                     IDS Life Series Fund, Inc. each pay a
                     fee equal on an annual basis to .70%
                     of their daily net assets.

                     The International Equity Portfolio of    IDS Life
                     IDS Life Series Fund, Inc. pays a fee
                     on an annual basis equal to 0.95% of
                     its average daily net assets.

Non-Advisory         IDS Life Series Fund, Inc. will          IDS Life                          Non-Advisory
Expense Charges      reimburse IDS Life for non-advisory                                        Expenses described
                     expenses                                                                   in Agreement

(3)      Distributions.

                     Not applicable. See paragraph (4) below.

(4)      Cumulated or reinvested distributions or income.

                     All investment income and other distributions are reinvested in Fund shares at net asset values.

(5)      Redeemed or liquidated assets.

                     There are no charges for redeemed or liquidated assets of the Trust's securities.

                  Policy 2

                  (1)      Principal Payments.


 Nature of Charge                    Amount                   Person to whom Paid/Relationship        Services
 ----------------                    ------                   --------------------------------        --------
Sales Charge         7.25 % of all premiums paid.             IDS Life of New York              Sales Expenses

Premium Tax Charge   1.0% of premium payment.                 IDS Life of New York              State Premium Taxes

Federal Tax Charge   1.25% of each premium payment.           IDS Life of New York              Federal Taxes

Policy Fee           Currently $30 per policy month, never    IDS Life of New York              Administrative
                     to exceed $30 per policy month.                                            Expenses

Cost of Insurance    The monthly cost of insurance times      IDS Life of New York              Insurance Protection
                     the total of the death benefit minus
                     the policy value plus any other flat
                     extra insurance charges.

Cost of Policy       Determined by nature and amount of       IDS Life of New York              Optional Insurance
Riders               riders attached to policy.                                                 Benefits

Contingent           $4 per $1,000 of the initial specified   IDS Life of New York              Issue and
Deferred Issue and   amount of the policy, if it is                                             Underwriting
Administrative       surrendered during the first policy                                        Expenses at Issue
Expense Charge       years, and then decreasing monthly
(Surrender Charge)   until it is zero at the end of 15
                     policy years.

Partial Surrender    $25 (or 2% of the amount surrendered;    IDS Life of New York              Transaction Costs
Fee                  if less).



                  (2)      Underlying Security

Investment           The Money Market Portfolio of IDS Life   IDS Life                          Investment
Management Fee       Series Fund, Inc., pays a fee equal on                                     management and
                     an annual basis to .50% of its daily                                       services
                     net assets.

                     The Putnam VT New Opportunities Fund     Putnam                            Investment
                     pays a fee of 0.63% of its daily net                                       management and
                     assets.                                                                    services

                     The A I M V. I. Growth and Income Fund   A I M                             Investment
                     pays a fee of 0.65% of its daily net                                       management and
                     assets.                                                                    services

                     The Equity, Income, Managed and          IDS Life
                     Government Securities Portfolios of
                     IDS Life Series Fund, Inc. each pay a
                     fee equal on an annual basis to .70%
                     of their daily net assets.

                     The International Equity Portfolio of    IDS Life
                     IDS Life Series Fund, Inc. pays a fee
                     on an annual basis equal to 0.95% of
                     its average daily net assets.

Non-Advisory         IDS Life Series Fund, Inc. will          IDS Life of New York              Non-Advisory
Expense Charges      reimburse IDS Life of New York for                                         Expenses described
                     non-advisory expenses                                                      in Agreement

                  (3)      Distributions.

                           Not applicable. See paragraph (4) below.

                  (4)      Cumulated or reinvested distributions or income.

                           All investment income and other distributions are reinvested in Fund shares at net asset values.

                  (5)      Redeemed or liquidated assets.

                           There are no charges for redeemed or liquidated assets of the Trust's securities.



                           Policy 3 and 4

(1)      Principal Payments.


 Nature of Charge                    Amount                   Person to whom Paid/Relationship        Services
 ----------------                    ------                   --------------------------------        --------
Premium Expense      3.5 % of premiums payment.               IDS Life of New York              Distribution of
Charge                                                                                          policy; State and
                                                                                                governmental taxes

Policy Fee           $5 per month.                            IDS Life of New York              Administrative
                                                                                                Expenses

Cost of Insurance    The monthly cost of insurance times      IDS Life of New York              Insurance Protection
                     the total of the death benefit minus
                     the policy value plus any other flat
                     extra insurance charges.

Cost                 of Policy Riders  determined by nature   IDS Life of New York
                     and amount of IDS Life Optional
                     Insurance riders attached to policy.

Partial Surrender    $25 (or 2% of the amount surrendered,    IDS Life of New York              Transactional Costs
Fee                  if less).

Surrender Charge     Determined based on the insureds age,    IDS Life of New York              Sales, issue and
                     sex, risk classification and initial                                       underwriting expense
                     specified amount. Remains level for 5                                      at issue
                     years and then decreases monthly until
                     it is zero at the end of 10 policy
                     years.

                  (2)      Underlying Security

The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below sets out the expenses that the funds pay. The annual operating expenses are calculated as a percentage of average daily net assets and paid to the investment managers and advisers as set forth in the answer to question 11(b).

---------------------------------------------------------- -------------- ---------- ----------- --------------
                                                             Management      12b-1      Other
                                                               Fees           Fees     Expenses      Total
---------------------------------------------------------- -------------- ---------- ----------- --------------
IDS Life Series Fund, Inc. -
    Equity Portfolio                                            .70%           --%     .03%          .73%(1)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Equity Income Portfolio                                     .70            --      .10           .80(1),(2)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Government Securities Portfolio                             .70            --      .10           .80(1)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Income Portfolio                                            .70            --      .05           .75(1)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    International Equity Portfolio                              .95            --      .05          1.00(1)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Managed Portfolio                                           .70            --      .02           .72(1)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Money Market Portfolio                                      .50            --      .03           .53(1)
---------------------------------------------------------- -------------- ---------- ----------- --------------
AXP(R) Variable Portfolio -
    Blue Chip Advantage Fund                                    .54           .13      .11           .78(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Bond Fund                                                   .60           .13      .07           .80(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Capital Resource Fund                                       .61           .13      .04           .78(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Cash Management Fund                                        .51           .13      .04           .68(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Diversified Equity Income Fund                              .55           .13      .23           .91(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Emerging Markets Fund                                      1.16           .13      .46          1.75(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Extra Income Fund                                           .62           .13      .07           .82(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Federal Income Fund                                         .61           .13      .10           .84(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Global Bond Fund                                            .84           .13      .10          1.07(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Growth Fund                                                 .62           .13      .15           .90(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    International Fund                                          .83           .13      .08          1.04(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Managed Fund                                                .59           .13      .04           .76(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    New Dimensions Fund                                         .60           .13      .06           .79(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    S&P 500 Index Fund                                          .29           .13      .07           .49(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Small Cap Advantage Fund                                    .73           .13      .30          1.16(3)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Strategy Aggressive Fund                                    .60           .13      .05           .78(4)
---------------------------------------------------------- -------------- ---------- ----------- --------------
AIM V.I.
    Capital Appreciation Fund                                   .61            --      .24           .85(5)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Capital Development Fund                                    .75            --      .41          1.16(5)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Growth and Income Fund                                      .61            --      .22           .83(5)
---------------------------------------------------------- -------------- ---------- ----------- --------------

---------------------------------------------------------- -------------- ---------- ----------- --------------
American Century VP
    International                                              1.26           --        --          1.26(6),(7)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Value                                                       .97           --        --           .97(6),(7)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Calvert Variable Series, Inc.
    Social Balanced Portfolio                                   .70           --       .17           .87(8)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Fidelity VIP
    Growth & Income Portfolio (Service Class)                   .48%         .10%      .10%          .68%(9)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Mid Cap Portfolio (Service Class)                           .58          .10       .11           .79(10)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Overseas Portfolio (Service Class)                          .73          .10       .20          1.03(10)
---------------------------------------------------------- -------------- ---------- ----------- --------------
FTVIPT
    Franklin Real Estate Fund - Class 2                         .56          .25       .03           .84(11),(12)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Franklin Small Cap Value Securities Fund - Class 2          .57          .25       .21          1.02(12),(13)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Templeton Foreign Securities Fund - Class 2                 .68          .25       .22          1.15(12),(13),(14)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Goldman Sachs VIT
    CORE(SM) Small Cap Equity Fund                              .75           --       .25          1.00(15)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    CORE(SM) U.S. Equity Fund                                   .70           --       .11           .81(15)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Mid Cap Value Fund                                          .80           --       .13           .93(15)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Janus Aspen Series
    Aggressive Growth Portfolio: Service Shares                 .65          .25       .02           .92(16)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Global Technology Portfolio: Service Shares                 .65          .25       .05           .95(16)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    International Growth Portfolio: Service Shares              .65          .25       .06           .96(16)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Lazard Retirement Series
    International Equity Portfolio                              .75          .25       .25          1.25(17)
---------------------------------------------------------- -------------- ---------- ----------- --------------
MFS(R)
    Investors Growth Stock Series - Service Class               .75          .25       .17          1.17(18),(19),(20)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    New Discovery Series - Service Class                        .90          .25       .16          1.31(18),(19),(20)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Putnam Variable Trust
    Putnam VT High Yield Fund - Class IB Shares                 .67          .25       .09          1.01(21)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Putnam VT International New Opportunities Fund -
    Class IB Shares                                            1.00          .25       .24          1.49(21)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Putnam VT New Opportunities Fund - Class IA Shares          .54           --       .05           .59(22)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Putnam VT Vista Fund - Class IB Shares                      .61          .25       .06           .92(21)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Royce Capital Fund
    Micro-Cap Portfolio                                        1.25           --       .10          1.35(23)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Third Avenue
    Value Portfolio                                             .90           --       .40          1.30(24)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Wanger
    International Small Cap                                    1.24           --       .19          1.43(25)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    U.S. Small Cap                                              .94           --       .05           .99(25)
---------------------------------------------------------- -------------- ---------- ----------- --------------
Credit Suisse Trust
    Emerging Growth Portfolio                                   .86           --       .39          1.25(9)
---------------------------------------------------------- -------------- ---------- ----------- --------------
    Small Cap Growth Portfolio                                  .90           --       .22          1.12(9)
---------------------------------------------------------- -------------- ---------- ----------- --------------

(1)  Annual operating expenses for the fiscal year ending April 30, 2001.

(2) IDS Life has agreed to a voluntary limit of 0.1%, on an annual basis, of the average daily net assets of each of the IDS Life Series Fund Portfolio's for other expenses like taxes and brokerage commissions and for nonadvisory expenses. If the 0.1% limitation had not been in place, these other expenses would have been 1.90% for IDS Life Series Fund - Equity Income Portfolio. IDS Life reserves the right to discontinue limiting these other expenses at 0.1%. However, its present intention is to continue the limit until the time that actual expenses are less than the limit.

(3) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2001. Without fee waivers and expense reimbursements "Other expenses" and "Total" would be 0.29% and 0.96% for AXP(R) Variable Portfolio - Blue Chip Advantage Fund, 0.49% and 1.17% for AXP(R) Variable Portfolio - Diversified Equity Income Fund, 2.20% and 3.49% for AXP(R) Variable Portfolio - Emerging Markets Fund, 0.13% and 0.87% for AXP(R) Variable Portfolio - Federal Income Fund, 0.16% and 0.91% for AXP(R) Variable Portfolio - Growth Fund, 0.89% and 1.31% for AXP(R) Variable Portfolio - S&P 500 Index Fund, and 0.40% and 1.26% for AXP(R) Variable Portfolio - Small Cap Advantage Fund.

(4) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2001.

(5) The fund's expense figures are for the year ended Dec. 31, 2001 and are expressed as a percentage of Fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

(6)  Annualized operating expenses of funds at Dec. 31, 2001.

(7) The fund has a stepped fee schedule. As a result, the fund's management fee generally decreases as fund assets increase.

(8) Management fees include an administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of Calvert. "Other expenses" reflect an indirect fee resulting from the Portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses before reductions for fees paid indirectly would be 0.88% for Social Balanced.

(9) Expense ratios are shown after fee waivers and expenses reimbursements by the investment advisor. The total expense ratios before the waivers and reimbursements would have been: Credit Suisse Trust Emerging Growth Portfolio (0.90%, 0%, 0.39% and 1.29%) and Credit Suisse Trust Small Cap Growth Portfolio (0.90%, 0%, 0.22% and 1.12%).

(10) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.

(11) The Fund administration fee is paid indirectly through the management fee.

(12) The Fund's class 2 distribution plan or "Rule 12b-1 plan" is described in the fund's prospectus.

(13) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Absent fee waivers and/or reimbursements. "Management Fees" and "Total" would have been 0.60% and 1.05% for Franklin Small Cap Value Securities Fund - Class 2 and 0.69% and 1.16% for Templeton Foreign Securities Fund - Class 2.

(14) FTVIPT Templeton International Smaller Companies Fund - Class 2 merged into this fund as of April 30, 2002.

(15) Expenses ratios are shown after fee waivers and expense reimbursements by the investment adviser. The expense ratios before the waivers and reimbursements would have been: 0.75%, 0.47% and 1.22% for CORE(SM) Small Cap Equity Fund, 0.70%, 0.12%, and 0.82% for CORE(SM) U.S. Equity Fund, and 0.80%, 0.14% and 0.94% for Mid Cap Value Fund. CORE(SM) U.S. Equity and Mid Cap Value Funds were under their respective expense caps of 0.20% and 0.25% in 2001. CORE(SM) is a service mark of Goldman, Sachs & Co.

(16) Expenses are based upon expenses for the fiscal year ended Dec. 31, 2001. All expenses are shown without the effect of expense offset arrangements.

(17) Total annual expenses for the Lazard International Equity Portfolio have been reimbursed through Dec. 31, 2001 to the extent that they exceed in any fiscal year 1.25% of the Portfolios' average daily net assets. Absent fee waivers and/or reimbursements, "Other expenses" and "Total" expenses for the year ended Dec. 31, 2001 would have been 0.94% and 1.94% for International Equity Portfolio.

(18) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sales and distribution of service class shares (these fees are referred to as distribution fees).

(19) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower, and for service class shares would be estimated to be: 1.15% for Investors Growth Stock Series and 1.30% for New Discovery Series.

(20) MFS has contractually agreed, subject to reimbursement, to bear expenses for the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% annually. Without this agreement, "Other Expenses" and "Total" would be 0.19% and 1.34% for New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series.

(21) Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.

(22) Figures in "Management fees," "12b-1 fees," "Other expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001.

(23) Royce has contractually agreed to waive its fees and reimburse expenses to the extent necessary to maintain the Funds Net Annual Operating Expense ratio at or below 1.35% through Dec. 31, 2002 and 1.99% through Dec. 31, 2010. Absent fee waivers "Other expenses" and "Total" would be 0.17% and 1.42% for Royce Micro-Cap Portfolio.

(24) The fund's expenses figures are based on actual expenses for the fiscal year ending Dec. 31, 2001.

(25) Figures in "Management fees," "12b-1 fees," "Other expenses," and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001. Liberty Wanger Asset Management, L.P. will reimburse the Fund if its annual ordinary operating expenses exceed 2.00% of average daily net assets. This commitment expires on Sept. 30, 2002.

IDS Life of New York has also entered into certain agreements under which it is compensated by the funds' advisors and/or distributors for the administrative services provided to these funds.


                           Policy 5 and 6

(1)      Principal Payments.


 Nature of Charge                    Amount                   Person to whom Paid/Relationship        Services
 ----------------                    ------                   --------------------------------        --------
Premium Expense      3.5 % of premiums payment.               IDS Life of New York              Distribution of
Charge                                                                                          policy; State and
                                                                                                governmental taxes

Policy Fee           $7.50 per month for initial specified    IDS Life of New York              Administrative
                     amounts below $250,000 and $0 per                                          Expenses
                     month for initial specified amounts
                     $250,000 and above for Policy 5 only.
                     $0 per month for Policy 6. Charges
                     may change in future, but will never
                     exceed $7.50 for either Policy 5 or
                     6.

Cost of Insurance    The monthly cost of insurance times      IDS Life of New York              Insurance Protection
                     the total of the death benefit minus
                     the policy value plus any other flat
                     extra insurance charges.

Cost of Policy       Determined by nature and amount of       IDS Life of New York
Riders               IDS Life Optional Insurance riders
                     attached to policy.


Partial Surrender    $25 (or 2% of the amount surrendered,    IDS Life of New York              Transactional Costs
Fee                  if less).

Surrender Charge     Determined based on the insureds age,    IDS Life of New York              Sales, issue and
                     duration, sex and risk classification                                      underwriting expense at issue
                     and initial specified amount. Remains
                     level for 6 years and then decreases
                     monthly until it is zero at the end
                     of 11 policy years.

FUND EXPENSES
The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                       Management       12b-1          Other
                                                                          fees          fees         expenses         Total
AXP(R) Variable Portfolio -
     Blue Chip Advantage Fund                                             .53%           .13%          .13%          .79%(1)
     Bond Fund                                                            .60            .13           .07           .80(1)
     Capital Resource Fund                                                .62            .13           .05           .80(1)
     Cash Management Fund                                                 .51            .13           .05           .69(1)
     Diversified Equity Income Fund                                       .56            .13           .18           .87(1)
     Emerging Markets Fund                                               1.18            .13           .44          1.75(2)
     Equity Select Fund                                                   .69            .13           .28          1.10(2)
     Extra Income Fund                                                    .62            .13           .08           .83(1)
     Federal Income Fund                                                  .61            .13           .09           .83(1)
     Global Bond Fund                                                     .84            .13           .11          1.08(1)
     Growth Fund                                                          .56            .13           .12           .81(1)
     International Fund                                                   .84            .13           .10          1.07(1)
     Managed Fund                                                         .60            .13           .04           .77(1)
     New Dimensions Fund(R)                                               .61            .13           .05           .79(1)
     Partners Small Cap Value Fund                                       1.03            .13           .32          1.48(1)
     S&P 500 Index Fund                                                   .29            .13           .08           .50(2)
     Small Cap Advantage Fund                                             .73            .13           .25          1.11(1)
     Stock Fund                                                           .56            .13           .41          1.10(2)
     Strategy Aggressive Fund                                             .62            .13           .06           .81(1)
AIM V.I.
     Capital Appreciation Fund, Series II Shares                          .61            .25           .23          1.09(3)
     Capital Development Fund, Series II Shares                           .75            .25           .43          1.43(3)
Alliance VP
     AllianceBernstein International Value Portfolio (Class B)             --            .25           .95          1.20(4)
     Growth and Income Portfolio (Class B)                                .63            .25           .04           .92(5)
American Century(R) Variable Portfolios, Inc.
     VP International, Class II                                          1.19            .25            --          1.44(6),(7)
     VP Value, Class II                                                   .86            .25            --          1.11(6),(8)
Calvert Variable Series, Inc.
     Social Balanced Portfolio                                            .70             --           .17           .87(9)
Evergreen VA
     Capital Growth Fund, Class 2                                         .80            .25           .08          1.13(10)
Fidelity(R) VIP
     Growth & Income Portfolio Service Class 2                            .48            .25           .11           .84(11)
     Mid Cap Portfolio Service Class 2                                    .58            .25           .11           .94(11)
     Overseas Portfolio Service Class 2                                   .73            .25           .20          1.18(11)
FTVIPT
     Franklin Real Estate Fund - Class 2                                  .56            .25           .03           .84(12),(13)
     Franklin Small Cap Value Securities Fund - Class 2                   .57            .25           .20          1.02(13),(14)
     Mutual Shares Securities Fund - Class 2                              .60            .25           .19          1.04(13)

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)
                                                                    Management       12b-1          Other
                                                                       fees          fees         expenses         Total
Goldman Sachs VIT
     CORE(SM) U.S. Equity Fund                                         .70%            --%          .11%          .81%(15)
     Mid Cap Value Fund                                                .80             --           .13           .93(15)
INVESCO VIF
     Dynamics Fund                                                     .75             --           .33          1.08(16)
     Financial Services Fund                                           .75             --           .32          1.07(16)
     Technology Fund                                                   .75             --           .32          1.07(16)
     Telecommunications Fund                                           .75             --           .34          1.09(16)
Janus Aspen Series
     Global Technology Portfolio: Service Shares                       .65            .25           .05           .95(17)
     International Growth Portfolio: Service Shares                    .65            .25           .06           .96(17)
Lazard Retirement Series
     International Equity Portfolio                                    .75            .25           .25          1.25(18)
MFS(R)
     Investors Growth Stock Series - Service Class                     .75            .25           .17          1.17(19),(20)
     New Discovery Series - Service Class                              .90            .25           .16          1.31(19),(20),(21)
     Utilities Series - Service Class                                  .75            .25           .18          1.18(19),(20)
Pioneer VCT
     Pioneer Equity Income VCT Portfolio - Class II Shares             .65            .25           .12          1.02(5)
     Pioneer Europe VCT Portfolio - Class II Shares                    .51            .25          2.46          3.22(22)
Putnam Variable Trust
     Putnam VT Health Sciences Fund - Class IB Shares                  .70            .25           .09          1.04(23)
     Putnam VT International Growth Fund - Class IB Shares             .76            .25           .18          1.19(23)
     Putnam VT Vista Fund - Class IB Shares                            .61            .25           .06           .92(23)
Strong Funds
     Strong Opportunity Fund II - Advisor Class                        .75            .25           .54          1.54(24)
Wanger
     International Small Cap                                          1.24             --           .19          1.43(25)
     U.S. Smaller Companies                                            .94             --           .05           .99(25)
Wells Fargo VT
     Asset Allocation Fund                                             .49            .25           .26          1.00(26)
     International Equity Fund                                          --            .25           .75          1.00(26)
     Small Cap Growth Fund                                             .63            .25           .32          1.20(26)

  (1) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2002.

  (2) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2002. Without fee waivers and expense reimbursements "Other expenses" and "Total" would be 1.05% and 2.36% for AXP(R) Variable Portfolio - Emerging Markets Fund, 0.57% and 1.39% for AXP(R) Variable Portfolio - Equity Select Fund, 0.40% and 0.82% for AXP(R) Variable Portfolio - S&P 500 Index Fund, and 1.75% and 2.44% for AXP(R) Variable Portfolio - Stock Fund.

  (3) The fund's expense figures are for the year ended Dec. 31, 2001 and are expressed as a percentage of Fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

  (4) From 5/1/01 through 4/30/02, Fund was capped at 1.20%. From 5/1/02 on, Fund will be capped at 1.45%. Absent such waiver, "Management fees," "Other expenses," and "Total" would be 1.00%, 8.06% and 9.31%.

  (5) "Management Fees," "12b-1 Fees," "Other Expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001.

  (6)  Annualized operating expenses of funds at Dec. 31, 2001.

  (7) Aug. 15, 2001 (commencement of sale) through Dec. 31, 2001. The fund has a stepped fee schedule. As a result, the fund's management fee generally decreases as fund assets increase.

  (8) Aug. 15, 2001 (commencement of sale) through Dec. 31, 2001. The fund has a stepped fee schedule. As a result, the fund's management fee generally decreases as fund assets increase.

  (9) Management fees include an administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of Calvert. "Other expenses" reflect an indirect fee resulting from the Portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Operating expenses before reductions for fees paid indirectly would be 0.88% for Social Balanced.

 (10) The Total ratio of expenses to average net assets excludes expense reductions but includes fee waivers. From time to time, the Fund's investment advisory may, at its discretion, reduce or waive its fees or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund's investment advisory may cease these waivers or reimbursements at any time. Without 12b-1 fee waivers, "Other Expenses" and "Total" were 0.24% and 1.29% for Evergreen VA Capital Growth Fund, Class L Shares.

 (11) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.

 (12) The Fund administration fee is paid indirectly through the management fee.

 (13) The Fund's class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

 (14) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Absent fee waivers and/or reimbursements. "Management Fees" and "Total" would have been 0.60% and 1.05% for Franklin Small Cap Value Securities Fund - Class 2.

 (15) Expense ratios are shown after fee waivers and expense reimbursements by the investment adviser. The expense ratios before the waivers and reimbursements would have been: 0.70%, 0.12%, and 0.82% for CORE(SM) U.S. Equity Fund, and 0.80%, 0.14% and 0.94% for Mid Cap Value Fund. CORE(SM) U.S. Equity and Mid Cap Value Funds were under their respective expense caps of 0.20% and 0.25% in 2001. CORE(SM) is a service mark of Goldman, Sachs & Co.

 (16) The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset arrangement.

 (17) Expenses are based upon expenses for the fiscal year ended Dec. 31, 2001. For Global Technology Portfolio, all expenses are shown without the effect of expense offset arrangements.

 (18) Total annual expenses for the Lazard International Equity Portfolio have been reimbursed through Dec. 31, 2001 to the extent that they exceed in any fiscal year 1.25% of the Portfolios' average daily net assets. Absent fee waivers and/or reimbursements, "Other expenses" and "Total" expenses for the year ended Dec. 31, 2001 would have been 0.94% and 1.94% for International Equity Portfolio.

 (19) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sales and distribution of service class shares (these fees are referred to as distribution fees).

 (20) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower, and for service class shares would be estimated to be: 1.15% for Investors Growth Stock Series, 1.30% for New Discovery Series and 1.17% for Utilities Series.

 (21) MFS has contractually agreed, subject to reimbursement, to bear expenses for the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% annually. Without this agreement, "Other Expenses" and "Total" would be 0.19% and 1.34% for New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series.

 (22) The Portfolio's expense figures are based on actual expenses for the fiscal year ending Dec. 31, 2001 after management fee waiver and expense reimbursements. Absent this arrangement, "Management fees," "Other expenses" and "Total" would be 1.00%, 3.32% and 4.57% for Pioneer Europe VCT Portfolio.

 (23) Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.

 (24) The fund has adopted a Rule 12b-1 distribution plan for the Advisor Class shares. Under the distribution plan, the fund may make monthly payments to the fund's distributor at the annual rate of 1.00% of the average daily net assets of the fund attributable to its Advisor Class shares. However, under the Distribution Agreement for the Advisor Class shares, payments to the fund's distributor under the distribution plan are currently limited to payment at an annual rate equal to 0.25% of average daily net assets attributable to Advisor Class shares. Shareholder approval is required to increase the distribution fee from 0.25% to 1.00%. The 12b-1 payments may be made for distribution-related services and other services that are primarily intended to result in the sale of Advisor Class shares of the fund. Because Rule 12b-1 fees are ongoing, over time they will increase the cost of an investment in the Advisor Class shares of the fund and may cost more than other types of sales charges. The fund's distributor has voluntarily agreed to waive a portion of the fees. Absent this waiver, "Total" expenses would be 1.55%.

 (25) Figures in "Management fees," "12b-1 fees," "Other expenses," and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001. Liberty Wanger Asset Management, L.P. will reimburse the Fund if its annual ordinary operating expenses exceed 2.00% of average daily net assets. This commitment expires on Sept. 30, 2002.

 (26) Amounts are based on estimated expenses for 2002. The advisor has contractually undertaken to waive its fee and to reimburse the funds for certain expenses. Without such an arrangement the "Management fees," and "Total" would be 0.55% and 1.06% for Wells Fargo VT Asset Allocation Fund, 0.75% and 3.40% for Wells Fargo VT International Equity Fund and 0.75% and 1.32% for Wells Fargo VT Small Cap Growth Fund.

IDS Life of New York has entered into certain arrangements under which it is compensated by the funds' advisers and/or distributors for the administrative services it provides to these funds.

          (3)      Distributions.

                   Not applicable. See paragraph (4) below.

          (4)      Cumulated or reinvested distributions or income.

                   All investment income and other distributions are reinvested in Fund shares at net asset values.

          (5)      Redeemed or liquidated assets.

                   There are no charges for redeemed or liquidated assets of the Trust's securities.

          (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

          (1)      Amounts of payments to be made on certificates
          (2)      Amount of sales load
          (3)      Fee of custodian or trustee
          (4)      Insurance premium
          (5)      Other deductions from payments
          (6)      Total deductions (2 to 5)
          (7)      Net amount invested

          Policies 1-6

          See Item 13(a)(1).

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

          Policy 1

          (1) 2.5%. However, this does not take into account the Contingent Deferred Sales Charge described in Item 13(a)(1). The Contingent Deferred Sales Charge will not exceed 27.5% of payments up to one Guideline Annual Premium plus 6.5% of payments in excess of one Guideline Annual Premium; and 6.5% of any other amounts attributable as premiums after an Increase in Specified Amount.

          (2) 3.5%. However, this does not take into account the Contingent Deferred Sales Charge or Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

          Policy 2

          (1),(2) Sales Charge: 7.25% of all premiums paid. However, this does not take into account the Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

                   Premium tax charge: 1.0% of each premium payment.

                   Federal tax charge: 1.25% of each premium payment.

          Policy 3 and 4

            o    Premium expense charge: 3.5% of each premium payment.

            o Cost of insurance charge for the sex, age and rate classification for the assumed insured.

            o    Policy fee: $5 per month.

          Expenses paid by the fund and charges made against the subaccounts.

          Policy 5 and 6

            o    Premium expense charge: 3.5% of each premium payment.

            o Cost of insurance charge for the age, duration, sex and risk classification.

            o Policy Fee: $7.50 per month for Policy 5. $0 per month for Policy 6. Guaranteed Policy fee for Policy 5 and 6 is $7.50 per month.

     (d) Explain the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

          Not applicable.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          Policy 1

          IDS Life of New York deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to 0.90% of the average assets of the Subaccounts. This charge is needed to reimburse IDS Life of New York for assuming certain mortality and expense risks under the Policy.

          IDS Life of New York deducts a Transaction Charge, currently equal on an annual basis to 0.25% of the average assets of the Subaccounts investing in the Trusts. IDS Life of New York may increase this charge in the future but not to more than 0.50%. This is a cost-based charge needed to reimburse IDS Life of New York for amounts paid to Smith Barney on the sale of Trust units to the Variable Account.

          IDS Life of New York reserves the right to charge the Subaccounts for any tax liability it may incur because of the operations of the Subaccounts, regardless of whether or not the tax is actually paid by IDS Life of New York.

          Policy 2

          Mortality and expense risk insurance

          This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts - a level guaranteed for the life of the policy. Computed daily, the charge compensates IDS Life of New York for:

            o Mortality risk - the risk that the cost of insurance charge will be insufficient to meet actual claims.

            o Expense risk - the risk that the policy fee and the contingent deferred issue and administration expense charge may be insufficient to cover the cost of administering the policy.

          Policy 3 and 4

          Mortality and expense risk charge

          This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. IDS Life of New York reserves the right to charge up to 0.9% for all policy years. Computed daily, the charge compensates IDS Life of New York for:

            o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

            o Expense risk -- the risk that the policy fee and the surrender charge may be insufficient to cover the cost of administering the policy.

          Any profit from the mortality and expense risk charge would be available to IDS Life of New York for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. IDS Life of New York will make up any further deficit from its general assets.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in underlying securities, and described fully the nature and extent of such profits or benefits.

          Not as principal underwriter or depositor will IDS Life of New York, nor any affiliated person of IDS Life of New York, receive any profit or other benefit not included in the answer to Item 13(a) or 13(b) through the sale or purchase of the Policy or Fund shares, except that IDS Life will pay to American Express Financial Corporation (AEFC) a fee equal on an annual basis to .25% (.50% for International) of the Fund's average net assets for investment advice relative to the Fund under an Investment Advisory Agreement between AEFC and IDS Life. As custodian of the underlying securities, American Express Trust Company will receive certain fees indirectly from the Fund. The fees will be comparable to the fees received by custodians which hold the assets of other mutual funds.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policies 1-6

     A person desiring to purchase a Policy must complete an application on a form provided by IDS Life of New York and submit it to the Home Office of IDS Life of New York. If the applicant meets the prescribed standards, a Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policies 1-6

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life of New York's Home Office underwriting department, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life of New York's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policies 1-6

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life of New York's Home Office underwriting department, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life of New York's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life of New York applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the allocation are received by IDS Life of New York at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life of New York to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          Policies 1-6

          Any surrender by an Owner may be made by a request in writing to the Home Office of IDS Life of New York. IDS Life of New York will determine the Surrender Value as of the end of the Valuation Period during which the request is received. See the response to item 13(a) for information concerning surrender charges and fees. The Surrender Value will be paid within seven days after the Owner's written request is received by IDS Life of New York at its Home Office, however IDS Life of New York reserves the right to defer any payment of Surrender Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has not been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings),
          (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

          Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months. If IDS Life of New York postpones payment for more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          IDS Life of New York is required to honor surrender requests as described in Items 10(c) and 17(a).

          Policy 1

          The Fund is required to redeem Fund shares at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request. The Trust is required to redeem Trust units at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

          Policy 2

          The Fund is required to redeem Fund shares at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

          Policy 3-6

          The Fund is required to redeem Fund shares at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

          A totally surrendered Policy will be canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Policy 1

          All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount. For Trust units, all investment income and other distributions, if any, are held in the Trust.

          Policies 2-6

          All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

          At the present time, IDS Life of New York does not intend to establish any reserves for federal income taxes which may be attributable to the Variable Account.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed here with. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of each charge.

          Not applicable.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     IDS Life of New York has primary responsibility for all administration of the Policy and will maintain the records and books of the Variable Account.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

          Not applicable.

     (b)  The extension or termination of such indenture or agreement.

          Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

          Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

          There are no provisions relating to the appointment of a successor depositor.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

          There are no provisions regarding the removal or resignation of IDS Life of New York, nor its failure to perform its duties, obligations, and functions as depositor.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

          Policy 1

          The Owner may obtain a loan from the Company by sending a Written Request. The loan value of the Policy is the only security required. The policy loan rate is 6.1 percent per annum payable in advance. The Owner may borrow an amount up to 85 percent of the total Policy Value less Surrender Charges. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value. IDS Life of New York will compute the Loan Value as of the end of the Valuation Period during which the loan request is received at its Home Office.

          The Loan Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life of New York at its Home Office, however IDS Life of New York reserves the right to defer any payment of Loan Value
          (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has not been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings),
          (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Account or to determine the value of the Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission. Any loans from the Fixed Account may be delayed up to 6 months from the date IDS Life of New York receives the request. If IDS Life of New York postpones payment more than 30 days, interest at an annual rate of 3 percent will be paid on the amount loaned or surrendered for the period of postponement.

          Policy 2

          Policy loans

          The owner may borrow against their policy by written or telephone request. A loan request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. (Loans by telephone are limited to $50,000).

          Interest rate: The interest rate for policy loans is 6% per year. After the policy's 10th anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.

          Minimum loan: $500 or the remaining loan value, whichever is less.

          Maximum loan: IDS Life of New York will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. In doing so, IDS Life of New York reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that will be taken until the next policy anniversary.

          Payment of loaned funds: Generally, IDS Life of New York will pay loans within seven days after IDS Life of New York receives the owner's request (with certain exceptions - see "Deferral of payments").

          Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life of New York will credit the policy value loaned with 4% annual interest.

          Repayments: Loan repayments will be allocated to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells IDS Life of New York otherwise. Repayments must be in amounts of at least $50.

          Effects of Policy loans:

          If the owner does not repay the loan, it will reduce the death benefit and policy value. Even if the owner does repay it, the owner's loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolios. A loan may terminate the DBG-100 or the minimum initial premium period. The loan amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 or the minimum initial premium period in effect.

          Taxes: If the owner's policy lapses or the owner surrenders it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums the owner paid, the owner will generally be liable for taxes on the excess.

          Deferral of payments: IDS Life of New York reserves the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

            o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

            o the NYSE is closed (other than customary weekend and holiday closings);

            o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

          Any loans from the fixed account may be delayed up to six months from the date IDS Life of New York receives the request. If IDS Life of New York postpones the payment of loan or surrender proceeds more than 10 days, IDS Life of New York will pay the owner interest on the amount loaned or surrendered at an annual rate of 4% for the period of postponement.

          Policy 3

          Policy loans

          The owner may borrow against the policy by written or telephone request. IDS Life of New York will process the loan request at the end of the valuation period during which it receives the request. Loans by telephone are limited to $50,000.

          Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary IDS Life of New York expects to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

          Minimum loan:  $200

          Maximum loan: 90% of the policy value minus surrender charges.

          IDS Life of New York will compute the maximum loan value as of the end of the valuation period during which it receives the loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When IDS Life of New York computes the amount available, it reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly
          deductions   that  it  will  take   until   the  next   policy
          anniversary.

          Payment of loaned funds: Generally, IDS Life of New York will pay loans within seven days after it receives the request.

          Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, IDS Life of New York will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When IDS Life of New York makes a loan from a subaccount, it redeems accumulation units and transfers the proceeds into the fixed account. IDS Life of New York will credit the loaned amount with 4.0% annual interest.

          Repayments: IDS Life of New York will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner instructs us otherwise. Repayments must be in amounts of at least $25.

          Deferral of payments:
          IDS Life of New York reserves the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

            o the payments derive from a premium payment made by a check that has not cleared the banking system (IDS Life of New York has not collected good payment);

            o the NYSE is closed (other than customary weekend and holiday closings);

            o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

          IDS Life of New York may delay the payment of any loans or surrenders from the fixed account up to six months from the date it receives the request. If IDS Life of New York postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Policy 4

Policy Loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts" for address and phone numbers for your requests.) We will process your loan request at the end of the valuation period during which we receive your request. (Loans by telephone are limited to $50,000.) Loan payments will be mailed to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request that payment be wired to your bank. For instructions, please contact your sales representative.

Interest rate: The interest rate for policy loans is 6% per year. After the policy's tenth anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan: $500 or the remaining loan value, whichever is less.

Maximum loan: 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of payments," under "Payment of Policy Proceeds.")

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. We will credit the policy value loaned with 4% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $50.

Deferral of payments: We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

o  the NYSE is closed (other than customary weekend and holiday closings);

o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Policy 5 and 6

Policy Loans
You may borrow against your policy by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts" for address and phone numbers for your requests.) We will process your loan request at the end of the valuation period during which your request is received. (Loans by telephone are limited to $50,000.) Loan payments will be mailed to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request that payment be wired to your bank. For instructions, please contact your sales representative.

Interest rate: The interest rate for policy loans is 6% per year. After the tenth anniversary we expect to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan: $500 or the remaining loan value, whichever is less.

Maximum loan: 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of Payments," under "Payment of Policy Proceeds").

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, we will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and the proceeds transferred into the fixed account. We will credit the loaned amount with 4.0% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant fund(s).

A loan may terminate any NLG option in effect. If the indebtedness exceeds the policy value minus surrender charges, the policy will lapse. (See "Keeping the Policy in Force.")

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you generally will be liable for taxes on the excess. A 10% IRS penalty also may apply if you are under age 59 1/2 if the policy is classified as a "modified endowment." (See "Federal Taxes.")

Deferral of payments: We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);

o    the NYSE is closed (other than customary weekend and holiday closings);

o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     (c) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

(1) The name of each person who makes such agreements or arrangements with security holders.
(2)      The rate of interest payable on such loans.
(3)      The period for which loans may be made.
(4)      Costs or charges for default in repayment at maturity.
(5)      Other material provisions of the agreement or arrangement.

          Policy 1

          If it is not specified whether the loan is to be made from the Fixed Account or the Subaccounts, the loan will be made from the subaccounts and the Fixed Account in the same proportion as the value in each subaccount and the Fixed Account bears to the total policy value, less indebtedness.

          A loan from the subaccounts will result in accumulation units being redeemed and the proceeds transferred from the subaccounts into IDS Life of New York's Fixed Account. Repayments will be transferred into the Fixed Account and/or the subaccounts. Loan repayments must be in amounts of at least $25. Loan repayments will be allocated to subaccounts and/or the Fixed Account using the premium allocation percentages in effect unless the Owner tells IDS Life of New York otherwise.

          If additional interest accrues to the Policy loan and is not paid when due, IDS Life of New York will increase the amount of indebtedness in the fixed account to cover the amount of such additional interest. The interest added to a policy loan will be charged the same interest rate as the loan. IDS Life of New York will allocate the amount of the additional interest among the Fixed Account and/or the subaccounts, using the monthly deduction allocation percentages. If the value in the Fixed Account or any one of the subaccounts is insufficient to pay the additional interest so allocated, the entire additional interest will be deducted from the Fixed Account and each of the subaccounts in the same proportion as the value in the Fixed Account and each subaccount bears to the total policy value, less indebtedness.

          Policy 2

          Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life of New York will credit the policy value loaned with 4% annual interest. (See Repayments Section under 21(a) Policy 2).

          Overdue interest: If accrued interest is not paid when due, IDS Life of New York will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. IDS Life of New York will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

          Effects of policy loans: If the owner does not repay their loan, it will reduce the death benefit and policy value. Even if the owner does repay it, their loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolios(s). A loan may terminate the DBG-100. The loan amount is deducted from the total premiums paid, which may reduce the total below the level required to keep the DBG-100 in effect.

          IDS Life of New York will credit the loaned amount with 4.5% annual interest.

          Policy 3

          Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life of New York will credit the policy value loaned with 4% annual interest.

          Overdue interest: If accrued interest is not paid when due, IDS Life of New York will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. IDS Life of New York will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

          Effects of policy loans: If the owner does not repay the loan, it will reduce the death benefit and cash surrender value. Even if the owner does repay it, the loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant fund(s).

          A loan may terminate the no lapse guarantee. IDS Life of New York deducts the loan amount from the total premiums paid, which may reduce the total below the level required to keep the NLG in effect.

Policy 4

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. We will credit the policy value loaned with 4% annual interest.

Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take such interest from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and policy value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant fund(s).

A loan may terminate the DBG-100 or the minimum initial premium period. The loan amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 or the minimum initial premium period in effect.

A loan may impact the payment of the policy value credit.

     (c) If such loans are made, furnish the aggregate amounts of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

          For Policies 1-3, the outstanding loan balance for fiscal year 2001 was _____________. No loans were in default for Policies 1-3. Not applicable for Policy 4, 5 and 6.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     The officers, employees and sales force of IDS Life of New York are bonded in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the leading underwriter.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     The Owner may assign the Policy at any time. No such assignment is effective as to IDS Life of New York, however, unless it is filed with IDS Life of New York at its Home Office for recording.

                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     IDS Life of New York is a stock life insurance company organized under New York in 1972.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

          Policies 1-3

          1999 - $8,276,351
          2000 - $
          2001 - $

          Policy 4, 5 and 6

          Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

(1)      The nature of such fee or participation.
(2)      The name of the person making payment.
(3) The nature of the services rendered in consideration for such fee or participation.
(4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

          Policies 1-6

          IDS Life of New York has entered into certain agreements with which it is compensated by the advisers and/or distributors of various funds for the administrative services it provides for these funds.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding cessation.

     IDS Life of New York conducts a conventional life insurance business in addition to a variable annuity business. IDS Life of New York conducts this business in the state of New York only.

     IDS Life of New York is also the sponsor of other unit investment trusts consisting of separate accounts funding variable life insurance and variable annuities.

Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          Not applicable.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

          Directors. The directors of IDS Life of New York, together with their principal occupations during the last five years, are shown below.

          Gumer C. Alvero
          Director since April 2001. Vice President - Annuities, AEFC, since April 1998. Executive Assistant to President/CEO, AEFC, from April 1996 to April 1998.

          Timothy V. Bechtold
          Director since April 1999. Chief Executive Officer since April 2001. President since 1998; Executive Vice President - Risk Management
          Products since December 1999. Vice President, Risk Management Products, IDS Life Insurance Company, from January 1995 to December 1999.

          Maureen A. Buckley
          Director since April 1999. Vice President, Chief Operating Officer and Consumer Affairs Officer and Claims Officer since 1998. Chief
          Operating Officer and Consumer Affairs Officer, American Centurion Life Assurance Company, since March 1995.

          Rodney P. Burwell
          Director   since   April   1999.    Chairman,    Xerxes    Corporation
          (manufacturing), since 1969.

          Robert R. Grew
          Lawyer and Partner, Carter, Ledyard & Milburn, NYC, since
          1957.

          Carol A. Holton
          Director, since April 2001. Vice President - Third Party Distribution, AEFC, since April 1998. Director, Distributor Services, AEFC, from September 1997 to April 1998. Director, Business Systems and Operations, F&G Life, from July 1996 to August 1997.

          Jean B. Keffeler
          Director since April 1999. Business and management consultant since 1991.

          Eric L. Marhoun
          Director since April 2001. General Counsel and Secretary since 1998. Group Counsel and Vice President, AEFA, since 1997. Counsel AEFA, from 1996 to 1997.

          Thomas R. McBurney
          Director since April 1999. President - McBurney Management Associates, since 1990.

          Edward J. Muhl
          Director since April 1999. Vice Chairman, Peterson Consulting LLP, since January 1997.

          Thomas V. Nicolosi
          Director since October 1996. Group Vice President - New York Metro Area, AEFA, from January 1995 to present.

          Stephen P. Norman
          Secretary, American Express, since 1982.

          Richard M. Starr
          Director since October 1996. Managing Counsel, American Express Company, since March 1995.

          Michael R. Woodward
          Director since December 2000. Senior Vice President, Field Management, AEFC, since June 1991.

          Principal officers other than directors

          Lorraine R. Hart
          Vice President - Investments since December 1999. Investment Officer since March 1992.

          Stephen M. Lobo
          Vice President and Treasurer since November 2002. Vice President, Treasurer and Assistant Secretary, IDS Life, since September 2002. Vice President and Treasurer, American Enterprise Life Insurance Company and American Partners Life Insurance Company since September 2002. Vice President-Investment Risk Management, AEFA and AEFC since September 2001. Senior Vice President-Treasurer U.S. Bancorp 1986-1991.

          Philip C. Wentzel
          Vice President and Controller since 1998. Director of Financial Reporting and Analysis from 1992-1997.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

     IDS Life of New York is a wholly owned subsidiary of IDS Life Insurance Company, a Minnesota corporation, which is itself a wholly owned subsidiary of American Express Financial Corporation; American Express Financial Corporation, a Delaware corporation, is a wholly owned subsidiary of American Express Company, American Express Tower, World Financial Center, New York, New York 10285.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

     None.

Compensation of Officers and Directors of Depositor
Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

          Not applicable.

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

          Not applicable.

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

          Indirectly - $_____________ for __ officers.

Compensation of Directors

32. Furnish the following information with respect to the remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors:

          $___________

     (b)  indirectly or through subsidiaries to directors:

          Not applicable.

Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable - see Item 31.

     (b) Furnish the following information with respect to remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith tothe following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and
          (4) others (specify). If a person is employed in more than one capacity, classify according to the predominant type of work.

          Not applicable - see Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable - see Item 31.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     IDS Life of New York currently sells Policies 1-3 and intends to sell Policy 4 in New York only.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

     Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

          (1)      Name of officer, agency or body.

          (2)      Date of denial.

          (3)      Brief statement of reasons given for denial.

     Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

          (1)      Name of officer, agency or body.

          (2)      Date of revocation.

          (3)      Brief statement of reason given for revocation.

          Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

          IDS Life of New York may be deemed to be the principal underwriter of the Policy and will perform all sales and administrative duties. IDS Life of New York will distribute the Policy exclusively through a sales force it shares with American Express Financial Advisors Inc. AEFA is a registered broker/dealer, and is a member of the National Association of Securities Dealers, Inc. (NASD). Members of the IDS Life of New York sales force are trained and licensed to sell both the conventional insurance products of the Company, as well as its variable life insurance and annuity contracts.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          Variable Annuity and Life Insurance Distribution Agreement between AEFA (formerly IDS Financial Services, Inc.) and IDS Life of New York. Under this agreement, IDS Life of New York appoints AEFA to solicit and procure, within the state of New York, applications for variable life insurance policies. Sales compensation will be paid according to compensation schedules published periodically. This agreement became effective July 1, 1987 and may be terminated by mutual agreement of the parties upon 30 days' notice.

     (c) State the substance of any current agreement or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

          Policy 1

          IDS Life of New York will pay a commission of up to 47.5 percent of the Initial Minimum Monthly Premium (annualized) when the Policy is sold, plus up to 3 percent of all premiums in excess of twelve times the Minimum Monthly Premium. Additional commissions will be paid if an increase in coverage occurs. IDS Life of New York will also pay approximately 27 percent of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

          Policy 2

          IDS Life of New York pays its representatives a commission of up to 50% of the initial target premium (annualized) when the policy is sold, plus 2% of all premiums in excess of the target premium. IDS Life of New York also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

          Policy 3

          IDS Life of New York pays its representatives a commission of up to 47.5% of the initial minimum monthly premium (annualized) when the policy is sold, plus 3% of all premiums in excess of 12 times the minimum monthly premium. IDS Life of New York pays additional commissions if an increase in coverage occurs. IDS Life of New York also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

          Policy 4

          American Express Financial Advisors Inc. (AEFA), a registered broker/dealer under the Securities Act of 1934 and a member of the National Association of Securities Dealers, Inc., serves as the principal underwriter for the life insurance policy. AEFA is an affiliate of IDS Life of New York, the sole distributor of the policy.

          IDS Life of New York pays its representatives a commission of up to 90% of the initial target premium (annualized), plus up to 3.8% of all premiums in excess of the target premium. Each year, IDS Life of New York pays a service fee not greater than 0.125% of the policy value, net of indebtedness.

          Policy 5 and 6

          DISTRIBUTION OF THE POLICY

          American Express Financial Advisors Inc. (AEFA), a registered broker/dealer under the Securities Act of 1934 and a member of the National Association of Securities Dealers, Inc. serves as the principal underwriter for the life insurance policy. AEFA is an affiliate of IDS Life of New York, the sole distributor of the policy.

          IDS Life of New York pays its representatives a commission of up to 95% of the initial target premium (annualized) for VUL IV-NY in the first three years when the policy is sold, plus up to 3.5% of all premiums in excess of the target premium. For VUL IV ES-NY, the commission is up to 85% of the initial target premium (annualized) in the first three years, plus 2.5% of all premiums in excess of the target premium. Each year, IDS Life of New York pays a service fee of .125% or less of the policy value, net of indebtedness. IDS Life of New York pays additional commissions if an increase in coverage occurs.

Information Concerning Principal Underwriter

39.      (a)      State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  American Express Financial Advisors, Inc.
                  200 AXP Financial Center
                  Minneapolis, MN  55474

         (b)      State whether any principal underwriter currently distributing
                  securities   of  the  trust  is  a  member  of  the   National
                  Association of Securities Dealers, Inc.

                  American Express Financial Advisors Inc. is a member of the NASD.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                  Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.

                  (2)      The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4)      The  aggregate   amount   received  during  the  last
                           financial year covered by the financial statements filed herewith.

                  Not applicable.

41.      (a)      Describe the general  character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  AEFA offers mutual funds, investment certificates and a broad range of financial management services. AEFA serves individuals and businesses through its nationwide network of more than 600 supervisory offices and 3,800 branch offices and more than 9,700 financial advisors.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Maureen A. Buckley
                  Vice President, Chief Operating Officer and
                  Consumer Affairs Officer and Claims Officer
                  IDS Life of New York
                  20 Madison Ave. Ext.
                  Albany, NY  12203

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed by such salesmen in such year.

                  Policies 1-3

                  There were ____ individual salesmen.

                  Policy 4, 5 and 6

                  Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

         Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         Not applicable.

44.      (a)      Furnish   information  with  respect  to  the  method  of
                  valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

                  Policy 1

                  The Owner determines in the application what portions, if any, of the premiums are to be allocated to the Fixed Account and/or to each of the subaccounts. Until the date that an application is approved by IDS Life of New York's home office underwriting department, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life of New York's home office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

                  Upon allocation to the appropriate subaccounts, the policy value in the Subaccounts is converted into accumulation units of the subaccount. The number of accumulation units to be credited to the Policy is determined by dividing the policy value in the Subaccount by the accumulation unit value of that Subaccount as of the end of the valuation period during which the policy value was allocated to the respective subaccounts. When amounts are transferred between the subaccounts, the accumulation units in the first subaccount will be reconverted into a cash value by multiplying the accumulation unit value by the number of accumulation units necessary to equal the amount to be transferred. The amount transferred will then be converted into accumulation units of the second subaccount.

                  The investment experience of a subaccount reflects increases or decreases in the net asset value of the underlying fund shares or in the value of units of the Trust and any charges against the assets in each subaccount. Policy values for the subaccounts are determined by multiplying the number of accumulation units credited to the subaccounts by the appropriate current accumulation unit value(s). The value of the accumulation unit for each of the subaccounts was arbitrarily set initially at $1. Units of each Trust will be valued at the "Sponsor's Repurchase Price" as defined in the prospectus for the Trust.

                  The value of an accumulation unit for any of the subaccounts for any valuation period is determined by multiplying that subaccount's accumulation unit value for the immediately preceding valuation period by the Net Investment Factor for the valuation period for which the accumulation unit value is being calculated.

                  The Net Investment Factor for any subaccount investing in any portfolio of the Fund or in any Trust for any valuation period is determined by dividing (1) by (2) and subtracting (3) from the result where:

                  (1)      is the net result of:

                    (a) the net asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined at the end of the current valuation period, plus

                    (b)  the per share  amount of any  dividend or capital  gain distribution made by the portfolio held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

                    (c) a charge or credit for any taxes reserved for, which is determined by IDS Life of New York to have resulted from the investment operations of the subaccount.

                  (2)      is the net result of:

                    (a) the asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined as of the end of the immediately preceding valuation period, plus or minus

                    (b) the charge or credit for any taxes reserved for the immediately preceding valuation period.

                  (3) is the percentage factor representing the mortality and expense risk charge. Such factor is equal on an annual basis to .90 percent of the daily net asset value of the subaccount. In addition, for subaccounts investing in one or more Trusts, this factor will include a daily asset charge to reimburse IDS Life of New York for the transaction charge which it has paid to Smith Barney.

                  The transaction charge is currently .25 percent on an annual basis and is guaranteed to never exceed .50 percent.

         Policy 2

         Policy value

         The value of the owner's policy is the sum of values in the fixed account and each subaccount of the variable account.

         Fixed account value

         The value in the fixed account on the policy date (when the policy is issued) equals the portion of the initial net premium that the owner has allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that the owner has allocated to the fixed account.

         On any later date, the value in the fixed account equals:

                    o    the value on the previous monthly date; plus
                    o net premiums allocated to the fixed account since the last monthly date; plus
                    o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
                    o    accrued interest on all of the above; minus
                    o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
                    o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
                    o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
                    o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

         Subaccount values

         The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

         Calculation of subaccount value: The value in each subaccount on the policy date equals the portion of the owner's initial net premium allocated to that subaccount plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to that subaccount. The value of each subaccount on each valuation date equals:

                    o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
                    o net premiums received and allocated to the subaccount during the current valuation period; plus
                    o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
                    o    any  transfers  from  the  subaccount   including  loan
                         transfers during the current valuation period; minus
                    o    any  partial  surrenders  and  partial  surrender  fees
                         allocated to the subaccount during the period; minus
                    o    any portion of the monthly  deduction  allocated to the
                         subaccount during the period.

         The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

         Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time the owner directs a premium payment or transfers policy value into one of the subaccounts, a certain number of accumulation units are credited to their policy for that subaccount. Conversely, each time they take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

         Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the fund, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund, and on certain charges. Here's how unit values are calculated:

         Number of units: To calculate the number of units for a particular subaccount, IDS Life of New York divides the owner's investment (net premium or transfer amount) by the current accumulation unit value.

         Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

         Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

                  (a)      equals:

                    o    net asset value per share of the portfolio; plus

                    o per-share amount of any dividend or capital gain distribution made by the relevant fund portfolio to the subaccount; plus

                    o    any credit or minus any charge  for  reserves  to cover
                         any  tax  liability   resulting   from  the  investment
                         operations of the subaccount.

                  (b)      equals:

                    o net asset value per share of the portfolio at the end of the preceding valuation period; plus

                    o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

                  (c) is a percentage factor representing the mortality and expense risk charge.

         Factors that affect subaccount accumulation units:

         Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

         The number of accumulation units the owner owns may fluctuate due to:

o    additional purchase payments allocated to the subaccounts;
o    transfers into or out of the subaccount(s);
o    partial surrenders and partial surrender fees;
o    surrender charges; and/or
o    monthly deductions.

         Accumulation unit values may fluctuate due to:

o    changes in underlying  fund net asset value;
o    dividends  distributed  to the subaccount(s);
o    capital gains or losses of underlying fund portfolios;
o    fund portfolio operating expenses; and/or
o    mortality and expense risk fees.

Policy 3 and 4

Policy value

The value of the policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date equals:

o    the portion of the initial net premium allocated to the fixed account;
     plus
o    interest  accrued  before the policy  date;  minus
o the portion of the monthly deduction for the first policy month allocated to the fixed account.

                  On any later date, the value in the fixed account equals:

o    the value on the previous monthly date; plus
o    net premiums  allocated to the fixed account since the last monthly date;
     plus
o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
o    accrued interest on all of the above; minus

o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
o any portion of the monthly deduction for the coming month allocated to the fixed account if the date of calculation is a monthly date.

                  Subaccount values

                  The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

                  Calculation of subaccount value: The value of each subaccount on the policy date equals:

o    the portion of your initial net premium  allocated to the  subaccount;
     plus
o    interest  accrued  before the policy  date;  minus
o the portion of the monthly deduction for the first policy month allocated to that subaccount.

                  The value on each subaccount on each valuation date equals:

                    o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus

                    o net premiums received and allocated to the subaccount during the current valuation period; plus

                    o    any transfers to the subaccount (from the fixed account
                         or  other   subaccounts,   including   loan   repayment
                         transfers) during the period; minus

                    o    any  transfers  from  the  subaccount   including  loan
                         transfers during the current valuation period; minus

                    o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus

                    o any portion of the monthly deduction allocated to the subaccount during the period.

                  The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

                  Accumulation units: IDS Life of New York converts the policy value allocated to each subaccount into accumulation units. Each time the owner directs a premium payment or transfer policy value into one of the subaccounts, IDS Life of New York credits a certain number of accumulation units to the policy for that subaccount. Conversely, each time the owner takes a partial surrender or transfer value out of a subaccount, IDS Life of New York subtracts a certain number of accumulation units.

                  Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they are related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here is how unit values are calculated:

                  Number of units: To calculate the number of units for a particular subaccount, the investment (net premium or transfer amount) is divided by the current accumulation unit value.

                  Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

                  Net investment factor: The net investment factor is determined at the end of each valuation period. This factor equals

                                          (a divided by b) - c,
                  where:

                  (a) equals:

o        net asset value per share of the fund; plus
o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

                  (b) equals:

o net asset value per share of the fund at the end of the preceding valuation period; plus
o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

                  (c) is a percentage factor representing the mortality and
                      expense risk charge.

                  Factors   that   affect   subaccount    accumulation    units:
                  Accumulation units of each subaccount may change in two ways; in number and in value. The factors that influence those changes are:

                  The number of accumulation units owned may fluctuate due to:

o        additional premiums allocated to the subaccount;
o        transfers into or out of the subaccount;
o        partial surrenders and partial surrender fees;
o        surrender charges; and/or
o        pro rata portions of the monthly deductions

                  Accumulation unit values will fluctuate due to:

o       changes in underlying  fund's net asset value;
o       dividends  distributed to the subaccount;
o       capital  gains or losses of  underlying  fund;
o       fund  operating expenses; and/or
o       mortality and expense risk fees.

Policy 5 and 6

Policy Value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

FIXED ACCOUNT VALUE
The value in the fixed account on the policy date (when the policy is issued) equals the portion of your initial net premium that you have allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to the fixed account.

On any later date, the value in the fixed account equals:

o    the value on the previous monthly date; plus

o    net premiums allocated to the fixed account since the last monthly date;
     plus

o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus

o    accrued interest on all of the above; minus

o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus

o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus

o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus

o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

SUBACCOUNT VALUES
The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You, as owner, bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

o    the portion of your initial net premium allocated to the subaccount; plus

o    interest accrued before the policy date; minus

o the portion of the monthly deduction for the first policy month allocated to that subaccount.

The value of each subaccount on each valuation date equals:

o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus

o net premiums received and allocated to the subaccount during the current valuation period; plus

o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus

o any transfers from the subaccount including loan transfers during the current valuation period; minus

o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus

o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: We convert the policy value to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund and on certain charges. Here's how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

Net investment factor: Determined at the end of each valuation period, this factor equals: (a divided by b) - c,

where:

(a) equals:

     o   net asset value per share of the fund; plus

     o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus

     o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

     o net asset value per share of the fund at the end of the preceding valuation period; plus

     o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, Fees and Charges," above.

Factors that affect subaccount accumulation units: Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

o    additional purchase payments allocated to the subaccounts;

o    transfers into or out of the subaccount(s);

o    partial surrenders and partial surrender fees;

o    surrender charges; and/or

o    monthly deductions.

Accumulation unit values will fluctuate due to:

o    changes in underlying funds(s) net asset value;

o    dividends distributed to the subaccount(s);

o    capital gains or losses of underlying funds;

o    fund operating expenses; and/or

o    mortality and expense risk charges.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                  Policies 1-3

                  The cost of insurance for any given Policy will vary with age, sex and health of the Insured.

                  Policy 4, 5 and 6

                  No Policy has been offered for sale to the public.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  Policies 1-6

                  There is no variation in offering price of interests in a Subaccount. The cost of insurance for any given Policy will vary with the age, sex and health of the Insured.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

         (a)      by whose action redemption rights were suspended.

         (b) the number of days notice given to security holders prior to suspension of redemption rights.

         (c)      reason for suspension.

         (d)      period during which suspension was in effect.

         Not applicable.

Redemption Valuation of Securities of the Trust

46.      (a)      Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                           Net asset values as provided by the Fund's Portfolios or value of units of the Trust as provided by the Evaluator.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                           Net asset value or unit value as of the end of the appropriate Valuation Period is used.

                  (3) Whether price is as of the day of sale or as of any other time.

                           As of the end of the appropriate Valuation Period.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                           See Items 13(d), 17(a) and 18(c).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                           None, other than as set forth in (4) above.

                  (6)      Whether adjustments are made for fractions.

                           Not applicable.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                  Not applicable.

Purchase and Sale of Interests to Underlying Securities from and to Security Holders
-------------------------------------------------------------------------------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         Policies 1-4

          The Subaccounts will maintain positions in Fund shares or Trust units by purchasing Fund shares and/or Trust units at net asset value with premiums in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund shares and/or Trust units at net asset value for the purpose of meeting Policy obligations, or making adjustments in reserves held in the Subaccounts. There is no procedure for the purchase of underlying securities or interest therein from Owners who exercise surrender rights.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

         (a)      Name and principal business address:

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

         (b)      Form of organization.

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

         (d)      Name of governmental supervising or examining authority.

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

         See Item 48.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         Not applicable.

                                       VI.

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

         (a)      The name and address of the insurance company.

                  All insurance elements of the Policies are provided by IDS Life of New York.

         (b) The types of policies and whether individual or group policies.

                  Policy 1, 3, 5 and 6

                  The Policy is a flexible premium variable life insurance policy and is issued on an individual basis.

                  Policy 2 and 4

                  The policy is a flexible premium survivorship variable life insurance policy and is issued on an individual basis.

         (c)      The types of risks insured and excluded.

                  Under the Policies the Company assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove insufficient. The Company assumes an expense risk that deductions for expenses may not be adequate. Under the Policies, the company assumes the risks under the death benefit guarantee if the minimum monthly premiums are timely paid.

         (d)      The coverage of the policies.

                  See Paragraph (c) of this Item.

         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                  The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured as stated in the application for the Policy. There is no limitation on the use of the proceeds.

         (f)      The terms and manner of cancellation and of reinstatement.

                  The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be canceled while the Policy remains in effect. See Item 10(d) with respect to lapse of the Policy.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                  Policy 1

                  The amount and frequency of premium payments will affect the policy value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect). After the initial premium, the Owner may determine the amount and timing of subsequent premium payments, subject to certain limitations. In most cases, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several policy years.

                  The initial premium is the amount of money submitted by the Owner with the application. It is the combination of the Scheduled Premium and any unscheduled premium.

                  The scheduled premium is the premium shown on the Policy Data page of the Policy. The scheduled premium will serve only as an indication of the Owner's intent as to the frequency and amount of future premium payments.

                  The Owner may change the amount and frequency of scheduled premium payments by written request. The Owner may also skip scheduled premium payments. Any change in amount may be subject to applicable tax laws and regulations.

                  Scheduled premiums may be paid annually, semi-annually, or quarterly. Payment at any other interval must be approved by IDS Life of New York. The minimum scheduled premium payment IDS Life of New York will accept is $25. IDS Life of New York also reserves the right to limit the amount of any increase in scheduled premiums.

                  An unscheduled premium is any premium paid that is not included with a Scheduled Premium. The Company reserves the right to limit the number and amount of unscheduled premiums. Currently, the maximum payment IDS Life of New York will accept is $500,000.

                  In order to receive favorable tax treatment under sections 72, 101 and 7702 of the Internal Revenue Code, the premiums paid during the life of the Policy must not exceed certain premium guideline limitations. In order to comply with the law, IDS Life of New York can either refuse excess premiums as they are paid, or refund premiums with interest no later than 60 days after the Policy Anniversary in which they were paid.

                  Until the insured's attained age 65, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds
                  (b) where:

                           (a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness; and

                           (b) is the minimum monthly premium, as shown under Policy Data in the Policy, times the number of months since the Policy Date, including the current month.

                  Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly Premiums at all times.

                  If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

                  The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

                  A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 65, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

                  For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

                  Policy 2

                  Payment of premiums:

                  In applying for the policy, the owner decides how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that the owner pay the premium minimum initial premium period in effect.

                  The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life of New York.) This premium schedule is shown in the owner's policy.

                  The  scheduled  premium  serves only as an  indication  of the owner's  intent  as to the  frequency  and  amount  of  future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction, or if the owner has paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.

                  The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

                  Although the owner has flexibility in paying premiums, the amount and frequency of the owner's payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

                  Premium limitations:

                  The owner may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments.

                  No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

                  Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

                  Allocation of premiums:

                  Until the policy date, IDS Life of New York holds all premiums in the fixed account, and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life of New York will allocate the net premiums plus accrued interest to the account(s) the owner has selected in the owner's application. At that time, IDS Life of New York will begin to assess the various loads, fees and charges.

                  Any amount allocated to a subaccount is converted into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

                  Keeping the policy in force

                  This section includes a description of the policy provisions that determines if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets the owner's objectives.

                  If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premium.

                  If the owner wishes to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time the owner may be able to reduce their premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

                  Death benefit guarantee to age 100

                  The DBG-100 provides that the policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

                           the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds

                           the DBG-100 premiums due since the policy date.

                  The DBG-100 premium is shown in the policy.

                  If, on a monthly date, the owner has not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring the total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If the DBG-100 is not in effect, their policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated, the DBG-100 cannot be reinstated.

                  Minimum initial premium period

                  To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, they may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

                           (1) on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

                           (2) the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Data, times the number of months since the Policy Date, including the current month.

                  The minimum initial period is

                           4 years if the youngest insured's insurance age is 20-29 3 years if the youngest insured's insurance age is 30-39 2 years if the youngest insured's insurance age is 40-49 1 years if the youngest insured's insurance age is 50 and over.

                  Grace period

                  If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither the death benefit guarantee nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

                  IDS Life of New York will mail a notice to the owner's last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life of New York receives this premium before the end of the 61-day grace period, IDS Life of New York will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

                  If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

                  Policy 3

                  Payment of premiums:
                  In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that the owner pay premiums sufficient to keep the NLG in effect in order to keep the policy in force.

                  The owner may schedule payments annually, semiannually or quarterly. (IDS Life of New York must approve payment at any other interval). IDS Life of New York shows this premium schedule in the policy.

                  The  scheduled  premium  serves only as an  indication  of the owner's  intent  as to the  frequency  and  amount  of  future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction or if sufficient premiums have been paid to keep the no lapse guarantee in effect.

                  The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

                  Although the owner has flexibility in paying premiums, the amount and frequency of the payments will affect the policy value, cash surrender value and length of time the policy will remain in force, as well as affect whether the NLG remains in effect.

                  Premium limitations:
                  The owner may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the maturity date.

                  Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

                  Allocation of premiums:
                  Until the policy date, IDS Life of New York holds all premiums in the fixed account and credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life of New York will allocate the net premiums plus accrued interest to the account(s) selected in the application. At that time, IDS Life of New York will begin to assess the various loads, fees, charges and expenses.

                  IDS Life of New York converts any amount that the owner allocates to a subaccount into accumulation units of that subaccount. Similarly, when the owner transfers value between subaccounts, IDS Life of New York converts accumulation units in one subaccount into a cash value, which IDS Life of New York then converts into accumulation units of the second subaccount.

                  Insurability: Before issuing the policy, IDS Life of New York requires satisfactory evidence of the insurability of the person whose life the owner proposes to insure (owner or someone else). The underwriting department of IDS Life of New York will review the application and any medical information or other data required to determine whether the proposed individual is insurable under its underwriting rules. The application may be declined if IDS Life of New York determines the individual is not insurable and IDS Life of New York will return any premium paid.

                  Age limit: IDS Life of New York generally will not issue a policy where the proposed insured is over the insurance age of
                  80. It may, however, do so at its sole discretion.

                  Keeping The Policy in Force

                  No lapse guarantee (NLG)

                  The NLG provides that your policy will remain in force for five policy years, even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

                     o  the sum of premiums paid; minus
                     o  partial surrenders; minus
                     o  outstanding indebtedness; equals or exceeds
                     o  the minimum monthly premiums due since the policy date.

                  The minimum monthly premium is shown in the policy.

                  If, on a monthly date, the owner has not paid enough premiums to keep the NLG in effect, the no lapse guarantee will terminate. In addition, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

                  The no-lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

                  Grace period

                  If on a monthly date the cash surrender value of the policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, the owner will have 61 days to pay the required premium amount. If the owner does not pay the required premium, the policy will lapse.

                  IDS Life of New York will mail a notice to the owner's last known address, requesting payment of the premium needed so that it can make the next three monthly deductions. If IDS Life of New York receives this premium before the end of the 61-day grace period, it will use the payment to cover all monthly deductions and any other charges then due. IDS Life of New York will add any balance to the policy value and allocate it in the same manner as other premium payments.

                  If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

Policy 4

Payment of premiums: In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that you pay the minimum initial premiums.

You  may  schedule   payments   annually,   semiannually  or
quarterly. (IDS Life of New York must approve payment at any other interval. We show this premium schedule in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction, or if you have paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

Policy 5 and 6

Payment of premiums: In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that you pay the minimum initial premiums in effect in order to keep the policy in force.

You may schedule payments annually, semiannually or quarterly. (IDS Life of New York must approve payment at any other interval.) We show this premium schedule in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the no lapse guarantee in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.

Keeping The Policy in Force

NO LAPSE GUARANTEE
A feature of the policy guaranteeing the policy will remain in force even if the cash surrender value is insufficient to pay the monthly deduction. This feature is sometimes referred to as a death benefit guarantee. Each policy has the following two NLG options:

     NO LAPSE GUARANTEE TO AGE 70 (NLG-70)
     This option guarantees the policy will not lapse before the insured's attained insurance age 70 (or 10 years, if later).

     The NLG-70 will remain in effect as long as:

     o    the sum of premiums paid; minus

     o    partial surrenders; minus

     o    outstanding indebtedness; equals or exceeds

     o    the NLG-70 premiums due since the policy date.

     The NLG-70 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the NLG-70 in effect, the NLG-70 will terminate. Your policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. The NLG-70 may be reinstated within two years of its termination if the policy is in force.

     NO LAPSE GUARANTEE TO AGE 100 (NLG-100)
     This option guarantees the policy will not lapse before the insured's attained insurance age 100.

     The NLG-100 will remain in effect as long as:

     o    the sum of premiums paid; minus

     o    partial surrenders; minus

     o    outstanding indebtedness; equals or exceeds

     o    the NLG-100 premiums due since the policy date.

     The NLG-100 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the NLG-100 in effect, the NLG-100 will terminate. If you have paid the sufficient premiums, the NLG-70 will be in effect. If the NLG-70 and the NLG-100 are not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. The NLG-100 may be reinstated within two years of its termination if the policy is in force.

MINIMUM INITIAL PREMIUM PERIOD
To allow you to purchase this policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial period as shown in your policy under "Policy Data," if:

1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

The minimum initial period is five years.

GRACE PERIOD
If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and neither of the NLG options nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.

IDS Life of New York will mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal Taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

REINSTATEMENT
Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life of New York will require:

o    a written request;

o evidence satisfactory to IDS Life of New York that the insured remains insurable;

o    payment of the required reinstatement premium; and

o    payment or reinstatement of any indebtedness.

The reinstatement premium is the required premium to reinstate the policy.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (See "Proceeds Payable Upon Death") will apply from the effective date of reinstatement. Surrender charges will also be reinstated.

         (h) The amount of aggregate premiums paid to the insurance company during the fiscal year.

                  Policy 1

                  In 2001, VUL-NY had contract premiums of $_____________. This is after the premium expense charge and other expenses.

                  Policy 2

                  In 2001, V2D-NY had contract premiums of $_________. This is after the premium expense charge and other expenses.

                  Policy 3

                  In 2001, VUL III had contract premiums of $_________. This is after the premium expense charge and other expenses.

                  Policy 4, 5 and 6

                  No policy is currently being sold.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

                  Policy 1

                  IDS Life of New York deducts a sales charge and a charge for premium taxes from each premium payment. The total of these charges is called the Premium Expense Charge.

                  Sales Charge: A sales charge of 2.5% of each premium payment will be deducted to compensate IDS Life of New York for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectuses and sales literature.

                  Premium Tax Charge: A charge of 1.0% of each premium payment will be deducted to compensate IDS Life of New York for paying state premium taxes imposed by the state of New York on premiums received by insurance companies.

Also, deductions are made from the Policy Value after the premiums have been allocated to the Subaccounts. However, no person other than IDS Life of New York receives the amounts deducted for the mortality and expense risk charge, the mortality charges, or the minimum death benefit guarantee risk charge. IDS Life of New York may, from time to time, enter into reinsurance treaties with other insurers whereby these insurers may agree to reimburse IDS Life of New York for mortality expenses. However, any such arrangements do not affect the Policy.

Policy 2

IDS Life of New York deducts a sales charge and a charge for premium taxes from each premium payment. The total of these charges is called the Premium Expense Charge. IDS Life of New York deducts this charge from each premium payment. The amount remaining after the deduction called net premium, is credited to the account(s) you have selected. The premium expense charge has three parts:

Sales Charge: A sales charge of 7.25% of all premiums paid. Partially compensates IDS Life of New York for expenses in distributing the Policy, including agents' commissions, advertising and printing of prospectuses and sales literature.

Premium tax charge: 1.0% of each premium payment. Compensates IDS Life of New York for paying taxes imposed by the State of New York on premiums received by insurance companies.

Federal tax charges: 1.25% of each premium payment. Compensates IDS Life of New York for paying Federal taxes resulting from the sale of the policy and is a reasonable charge in relation to IDS Life of New York's federal tax burden. IDS Life of New York reserves the right to change the amount of this charge if applicable federal law changes IDS Life of New York's federal tax burden subject to the approval of the Superintendent of Insurance.

Policy 3 and 4

IDS Life of New York deducts a premium expense charge from each premium payment. It credits the amount remaining after the deduction, called the net premium, to the account(s) the owner has selected. The premium expense charge is 3.5% of each premium payment. It partially compensates IDS Life of New York for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. It also compensates IDS Life of New York for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

No person other than IDS Life of New York receives any part of the premiums or the amounts deducted for the mortality and expense risk charge or other applicable charges. IDS Life of New York may from time to time, enter into reinsurance treaties with other insurers whereby these insurers may agree to reimburse IDS Life of New York for mortality expenses. However, any such arrangements do not affect the Policy.

Policy 5 and 6

PREMIUM EXPENSE CHARGE
We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 3.5% of each premium payment. It partially compensates IDS Life of New York for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender Charge," below also may partially compensate these expenses.) It also compensates IDS Life of New York for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

                  (j) The substance of any other material provisions of any
                      indenture or agreement of the trust relating to insurance.

                  Not applicable.

                                      VII.

                              POLICY OF REGISTRANT

52.      (a)        Furnish the substance of the  provisions of any indenture or agreement with respect to the conditions  upon which and the method of selection by which particular portfolio securities must or may be  eliminated  from the  assets of the trust or must or may be replaced by other portfolio securities. If an investment  adviser  or other  person is to be  employed  in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the  depositor,  trustee or custodian,  and any principal underwriter,  and the amount of  remuneration to be received
                    for  such  services.   If  any  particular   person  is  not
                    designated in the indenture or agreement, describe briefly the method of selection of such person.

                    If shares of any Fund Portfolio and/or units of the Trust should not be available for purchase by the appropriate Subaccount or if, in the judgment of IDS Life of New York's management, further investment in such shares is no longer appropriate in view of the purposes of the Subaccount, shares of another registered, open-end management investment company or units of another unit investment trust may be substituted for Fund shares or Trust units, respectively, held in the Subaccount. If deemed by IDS Life of New York to be in the best interest of persons having voting rights under the Policy, the Subaccount may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life of New York may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the Securities and Exchange Commission or the insurance department of the state of New York. IDS Life of New York will notify Owners within five (5) days of any substitution or change.

         (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  Not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of any other-investment company; and

                  (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                  See Item 52(a).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

Regulated Investment Company

53.      (a)      State the taxable status of the trust.

                  The Policies are designed for use by individuals in meeting their insurance and financial security needs. The ultimate effect of Federal income taxes on the Policy Value, on benefit payments and on the economic benefit to the Policy Owner or Beneficiary depends on both IDS Life of New York's tax status and upon the tax status of the individual concerned.

                  IDS Life of New York is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from IDS Life of New York for tax purposes, and its operations form a part of IDS Life of New York, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                  Not applicable.

                                     VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

         Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

         Policy 1

         The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

o        the annual rate of return of the fund is 0%, 6% or 12%.
o        Cost of  insurance  rates and policy fees are - current  rates
         and  fees  for  policies   purchased  before  Mar  1,  1993  -
         guaranteed rates and fees.

         Any such illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

         Upon request, you will be furnished with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

         Understanding the illustrations:

         Rates of return assumed to be uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the funds as a whole but differed across individual funds.

         Insured: assumed to be a male insurance age 35, in a standard rate classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard rate classification or did not qualify for the non-smoker rate.

         Premiums: A $900 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

         Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

         Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

                    o the daily investment management fee paid by the funds, assumed to be equivalent to an annual rate of 0.7% of the fund's average daily net assets;

                    o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and

                    o a nonadvisory expense charge of 0.1% of each fund's average daily net assets for direct expenses incurred by the fund.

         The nonadvisory expense charge for IDS Life Series Fund is capped by IDS Life of New York at 0.1%, even though actual expenses on the IDS Life Series Fund - Government Securities Portfolio ranged up to 0.18%, IDS Life Series Fund - Money Market Portfolio ranged up to 0.23% and IDS Series Fund - International Equity Portfolio ranged up to 0.37%. Although IDS Life of New York reserves the right to discontinue capping these expenses, IDS Life of New York's present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life of New York discontinue the cap prior to that time, the policy values and the death benefits in the tables generally would be less. Other expenses for the period ended Dec. 31, 1996 were 0.09% for Putnam VT New Opportunities Fund. For AIM V.I. Growth and Income Fund other expenses (annualized) were 0.13% for the period ended Dec. 31, 1996.

         After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.69%, 4.21% and 10.11%, respectively.

         Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccount for federal income tax. If such a charge is taken in the future, the funds will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration                                                                    Policies purchased before May 1, 1993
----------------------------------------------------------------------------------------------------------------------
Initial specified amount                            Male age 35                            Current costs assumed
$100,000 Death benefit Option 1                       Nonsmoker                              annual premium $900
----------------------------------------------------------------------------------------------------------------------
            Premium        Death benefit (1)(2)        Policy value (1)(2) assuming     Cash surrender value (1)(2)
          accumulated   assuming hypothetical gross     hypothetical gross annual       assuming hypothetical gross
          with annual   annual investment return of        investment return of         annual investment return of
 End of     interest
 policy
  year       at 5%           0%        6%        12%         0%         6%        12%        0%         6%        12%
----------------------------------------------------------------------------------------------------------------------
    1            $ 945 $100,000  $100,000   $100,000      $ 618      $ 662      $ 705      $  0       $ 14      $  58
    2            1,937  100,000   100,000    100,000      1,226      1,352      1,483       499        625        756
    3            2,979  100,000   100,000    100,000      1,814      2,061      2,329     1,028      1,276      1,544
    4            4,073  100,000   100,000    100,000      2,381      2,790      3,250     1,537      1,945      2,406
    5            5,222  100,000   100,000    100,000      2,929      3,538      4,254     2,028      2,637      3,353

    6            6,428  100,000   100,000    100,000      3,445      4,297      5,338     2,724      3,576      4,617
    7            7,694  100,000   100,000    100,000      3,942      5,077      6,522     3,402      4,536      5,982
    8            9,024  100,000   100,000    100,000      4,410      5,869      7,806     4,049      5,509      7,446
    9           10,240  100,000   100,000    100,000      4,859      6,686      9,212     4,679      6,506      9,032
   10           11,886  100,000   100,000    100,000      5,280      7,516     10,742     5,280      7,516     10,742

   11           13,425  100,000   100,000    100,000      5,673      8,362     12,409     5,673      8,362     12,409
   12           15,042  100,000   100,000    100,000      6,038      9,224     14,229     6,038      9,224     14,229
   13           16,739  100,000   100,000    100,000      6,365     10,093     16,208     6,365     10,093     16,208
   14           18,521  100,000   100,000    100,000      6,665     10,979     18,375     6,665     10,979     18,375
   15           20,392  100,000   100,000    100,000      6,929     11,875     20,741     6,929     11,875     20,741

   16           22,356  100,000   100,000    100,000      7,157     12,780     23,328     7,157     12,780     23,328
   17           24,419  100,000   100,000    100,000      7,338     13,686     26,152     7,338     13,686     26,152
   18           26,585  100,000   100,000    100,000      7,473     14,593     29,242     7,473     14,593     29,242
   19           28,859  100,000   100,000    100,000      7,552     15,492     33,621     7,552     15,492     33,621
   20           31,247  100,000   100,000    100,000      7,564     16,373     36,316     7,564     16,373     36,316

 age 60         45,102  100,000   100,000    100,000      6,768     20,655     60,169     6,768     20,655     60,169
 age 65         62,785  100,000   100,000    113,472      3,434     23,746     96,010     3,434     23,746     93,010


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                                                           Policies purchased on or after May 1, 1993
Illustration                                                                      and before November 20, 1997
----------------------------------------------------------------------------------------------------------------------
Initial specified amount                            Male age 35                            Current costs assumed
$100,000 Death benefit Option 1                       Nonsmoker                              annual premium $900
----------------------------------------------------------------------------------------------------------------------
            Premium         Death benefit (1)(2)       Policy value (1)(2) assuming     Cash surrender value (1)(2)
          accumulated    assuming hypothetical gross     hypothetical gross annual      assuming hypothetical gross
          with annual    annual investment return of       investment return of         annual investment return of
 End of     interest
 Policy
  year       at 5%             0%        6%       12%        0%         6%        12%        0%         6%        12%
----------------------------------------------------------------------------------------------------------------------
   1              $ 945  $100,000  $100,000  $100,000     $ 618      $ 662      $ 705      $  0       $ 14      $  58
   2              1,937   100,000   100,000   100,000     1,226      1,352      1,483       503        628        760
   3              2,979   100,000   100,000   100,000     1,814      2,061      2,329     1,032      1,279      1,547
   4              4,073   100,000   100,000   100,000     2,381      2,790      3,250     1,540      1,949      2,409
   5              5,222   100,000   100,000   100,000     2,929      3,538      4,254     2,029      2,639      3,355

   6              6,428   100,000   100,000   100,000     3,456      4,308      5,350     2,735      3,587      4,629
   7              7,694   100,000   100,000   100,000     3,965      5,101      6,547     3,424      4,560      6,007
   8              9,024   100,000   100,000   100,000     4,452      5,914      7,854     4,091      5,554      7,494
   9             10,420   100,000   100,000   100,000     4,915      6,747      9,279     4,735      6,567      9,099
   10            11,886   100,000   100,000   100,000     5,352      7,598     10,833     5,352      7,598     10,833

   11            13,425   100,000   100,000   100,000     5,763      8,467     12,529     5,763      8,467     12,529
   12            15,042   100,000   100,000   100,000     6,149      9,356     14,384     6,149      9,356     14,384
   13            16,739   100,000   100,000   100,000     6,508     10,263     16,411     6,508     10,263     16,411
   14            18,521   100,000   100,000   100,000     6,837     11,188     18,628     6,837     11,188     18,628
   15            20,392   100,000   100,000   100,000     7,134     12,128     21,053     7,134     12,128     21,053

   16            22,356   100,000   100,000   100,000     7,397     13,082     23,707     7,397     13,082     23,707
   17            24,419   100,000   100,000   100,000     7,625     14,050     26,615     7,625     14,050     26,615
   18            26,585   100,000   100,000   100,000     7,811     15,027     29,800     7,811     15,027     29,800
   19            28,859   100,000   100,000   100,000     7,952     16,008     33,291     7,952     16,008     33,291
   20            31,247   100,000   100,000   100,000     8,042     16,992     37,120     8,042     16,992     37,120

 age 60          45,102   100,000   100,000   100,000     7,565     21,792     62,844     7,565     21,792     62,844
 age 65          62,785   100,000   100,000   128,223     4,981     25,956    105,101     4,981     25,956    105,101


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration                                                                   Policies purchased on or after November
                                                                                        20, 1997
-----------------------------------------------------------------------------------------------------------------------
Initial specified amount                            Male age 35                            Current costs assumed
$100,000 Death benefit Option 1                      Nonsmoker                              annual premium $900
-----------------------------------------------------------------------------------------------------------------------
            Premium        Death benefit (1)(2)        Policy value (1)(2) assuming     Cash surrender value (1)(2)
          accumulated   assuming hypothetical gross     hypothetical gross annual       assuming hypothetical gross
          with annual   annual investment return of        investment return of         annual investment return of
 End of    interest
 policy
  year       at 5%            0%        6%       12%         0%         6%        12%        0%         6%         12%
-----------------------------------------------------------------------------------------------------------------------
   1             $ 945  $100,000  $100,000  $100,000      $ 621      $ 665      $ 709      $  0        $ 7       $  61
   2             1,937   100,000   100,000   100,000      1,232      1,358      1,490       508        635         766
   3             2,979   100,000   100,000   100,000      1,823      2,071      2,340     1,040      1,288       1,557
   4             4,073   100,000   100,000   100,000      2,393      2,802      3,265     1,552      1,961       2,424
   5             5,222   100,000   100,000   100,000      2,943      3,554      4,273     2,043      2,655       3,374

   6             6,428   100,000   100,000   100,000      3,473      4,328      5,374     2,752      3,607       4,653
   7             7,694   100,000   100,000   100,000      3,984      5,125      6,576     3,444      4,584       6,036
   8             9,024   100,000   100,000   100,000      4,474      5,942      7,889     4,113      5,582       7,529
   9            10,420   100,000   100,000   100,000      4,942      6,782      9,324     4,762      6,602       9,144
   10           11,886   100,000   100,000   100,000      5,384      7,639     10,888     5,384      7,639      10,888

   11           13,425   100,000   100,000   100,000      5,800      8,516     12,595     5,800      8,516      12,595
   12           15,042   100,000   100,000   100,000      6,192      9,413     14,462     6,192      9,413      14,462
   13           16,739   100,000   100,000   100,000      6,555     10,328     16,503     6,555     10,328      16,503
   14           18,521   100,000   100,000   100,000      6,889     11,261     18,735     6,889     11,261      18,735
   15           20,392   100,000   100,000   100,000      7,194     12,213     21,179     7,194     12,213      21,179

   16           22,356   100,000   100,000   100,000      7,465     13,180     23,854     7,465     13,180      23,854
   17           24,419   100,000   100,000   100,000      7,699     14,160     26,784     7,699     14,160      26,789
   18           26,585   100,000   100,000   100,000      7,893     15,149     29,994     7,893     15,149      29,994
   19           28,859   100,000   100,000   100,000      8,041     16,145     33,512     8,041     16,145      33,512
   20           31,247   100,000   100,000   100,000      8,141     17,145     37,373     8,141     17,145      37,373

 age 60         45,102   100,000   100,000   100,000      7,714     22,042     63,312     7,714     22,042      63,312
 age 65         62,785   100,000   100,000   129,185      5,182     26,336    105,889     5,182     26,336     105,889


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
----------------------------------------------------------------------------------------------------------------------
Initial specified amount                            Male age 35                          Guaranteed costs assumed
$100,000 Death benefit Option 1                      Nonsmoker                              annual premium $900
----------------------------------------------------------------------------------------------------------------------
            Premium        Death benefit (1)(2)        Policy value (1)(2) assuming     Cash surrender value (1)(2)
          accumulated   assuming hypothetical gross     hypothetical gross annual       assuming hypothetical gross
          with annual   annual investment return of        investment return of         annual investment return of
 End of    interest
 policy
  year       at 5%            0%        6%       12%         0%         6%        12%        0%         6%         12%
-----------------------------------------------------------------------------------------------------------------------
   1            $ 945  $100,000  $100,000   $100,000      $ 618      $ 662      $ 705      $  0       $ 14      $  58
   2            1,937   100,000   100,000    100,000      1,226      1,352      1,483       503        628        760
   3            2,979   100,000   100,000    100,000      1,814      2,061      2,329     1,032      1,279      1,547
   4            4,073   100,000   100,000    100,000      2,381      2,790      3,250     1,540      1,949      2,409
   5            5,222   100,000   100,000    100,000      2,929      3,538      4,254     2,029      2,639      3,355

   6            6,428   100,000   100,000    100,000      3,445      4,297      5,338     2,724      3,576      4,617
   7            7,694   100,000   100,000    100,000      3,942      5,077      6,522     3,402      4,536      5,982
   8            9,024   100,000   100,000    100,000      4,410      5,869      7,806     4,049      5,509      7,446
   9           10,420   100,000   100,000    100,000      4,859      6,686      9,212     4,679      6,506      9,032
   10          11,886   100,000   100,000    100,000      5,280      7,516     10,742     5,280      7,516     10,742

   11          13,425   100,000   100,000    100,000      5,673      8,362     12,409     5,673      8,362     12,409
   12          15,042   100,000   100,000    100,000      6,038      9,224     14,229     6,038      9,224     14,229
   13          16,739   100,000   100,000    100,000      6,365     10,093     16,208     6,365     10,093     16,208
   14          18,521   100,000   100,000    100,000      6,665     10,979     18,375     6,665     10,979     18,375
   15          20,392   100,000   100,000    100,000      6,929     11,875     20,741     6,929     11,875     20,741

   16          22,356   100,000   100,000    100,000      7,146     12,770     23,318     7,146     12,770     23,318
   17          24,419   100,000   100,000    100,000      7,327     13,675     26,141     7,327     13,675     26,141
   18          26,585   100,000   100,000    100,000      7,462     14,581     29,230     7,462     14,581     29,230
   19          28,859   100,000   100,000    100,000      7,541     15,480     32,608     7,541     15,480     32,608
   20          31,247   100,000   100,000    100,000      7,554     16,360     36,301     7,554     16,360     36,301

 age 60        45,102   100,000   100,000    100,000      6,486     20,369     61,016     6,486     20,369     61,056
 age 65        62,785   100,000   100,000    124,007      2,602     22,855    101,645     2,602     22,855    101,645


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy 2

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 55, both nonsmokers, if:

     o   the annual rate of return of the fund is 0%, 6% or 12%.

     o   the cost of insurance rates are current rates or guaranteed rates.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the funds as a whole, but differed across individual funds.

Insureds: assumes a male insurance age 55 and a female insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $15,000 premium to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges: The death benefit, policy value and cash surrender value reflect the following charges:

     o   Sales charge: 7.25% of all premiums paid.

     o   Premium tax charge: 1.0% of each premium payment.

     o   Federal tax charge: 1.25% of each premium payment.

     o Cost of insurance charge for the sex, age and risk classification for each insured.

     o   Policy fee: $30 per month ($30 per month guaranteed maximum).

     o The expenses paid by the fund and charges made against the subaccounts as described below:

     The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because we deducted expenses paid by the fund and charges made against the subaccounts. These include:

     o the daily investment management fee paid by the funds, assumed to be equivalent to an annual rate of 0.70% of the fund's aggregate average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, fees and charges section of the prospectus for additional information;

     o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and

     o a nonadvisory expense charge paid by the funds, assumed to be equivalent to an annual rate of 0.1% of each funds aggregate average daily net assets for direct expenses incurred by the fund; currently, this is the maximum direct expenses the fund will incur after IDS Life limits the direct expenses of some funds. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, fees and charges section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                      Net annual rate of Net annual rate of
                   return for "Guaranteed return for "Current

Gross annual investment      costs assumed"             costs assumed"
rate of return               illustration               illustration

 0%                          -1.69%                     -1.69%

 6                            4.21                       4.21

12                           10.11                      10.11

Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
-------------------------------------- -------------------------------------------------------- --------------------------------
Initial  specified amount $1,000,000         Male - Insurance age 55 - Nonsmoker                 Current costs  assumed
Death  benefit  Option 1                    Female -  Insurance  age 55 - Nonsmoker              annual premium $15,000
-------------------------------------- -------------------------------------------------------- --------------------------------
          Premium       Death benefit                         Policy Value                      Cash surrender value
          accumulated   assuming hypothetical gross           Assuming hypothetical gross       assuming hypothetical gross
End of    with annual   annual investment return of           annual investment return of       annual investment return of
policy    interest
year      at 5%             0%           6%          12%         0%          6%         12%         0%         6%          12%
--------- ------------- ------------ ----------- ------------ ---------- ----------- ---------- ----------- ---------- --------
   1      $   15,750    $1,000,000   $1,000,000  $1,000,000   $  12,873  $   13,658  $  14,444  $    8,873  $   9,658  $   10,444
   2          32,288     1,000,000    1,000,000   1,000,000       25,530     27,894      30,351     21,530      23,894     26,351
   3          49,652     1,000,000    1,000,000   1,000,000       37,861     42,613      47,748     33,861      38,613     43,748
   4          67,884     1,000,000    1,000,000   1,000,000       49,762     57,726      66,673     45,762      53,726     62,673
   5          87,029     1,000,000    1,000,000   1,000,000       61,357     73,370      87,406     57,357      69,370     83,406

   6         107,130     1,000,000    1,000,000   1,000,000       72,345     89,348     109,911     68,835      85,748    106,311
   7         128,237     1,000,000    1,000,000   1,000,000       83,118    105,796     134,496     79,918     102,596    131,296
   8         150,398     1,000,000    1,000,000   1,000,000       93,206    122,528     161,172     90,406     119,728    158,372
   9         173,668     1,000,000    1,000,000   1,000,000      102,715    139,571     190,184    100,315     137,171    187,784
   10        198,102     1,000,000    1,000,000   1,000,000      111,665    156,958     221,800    109,665     154,958    219,800

   11        223,757     1,000,000    1,000,000   1,000,000      119,966    174,619     256,230    118,366     173,019    254,630
   12        250,695     1,000,000    1,000,000   1,000,000      127,742    192,687     293,902    126,542     191,487    292,702
   13        278,979     1,000,000    1,000,000   1,000,000      134,904    211,101     335,108    134,104     210,301    334,308
   14        308,678     1,000,000    1,000,000   1,000,000      141,366    229,807     380,196    140,966     229,407    379,796
   15        339,682     1,000,000    1,000,000   1,000,000      147,249    248,938     429,722    147,249     248,938    429,722

   20        520,789     1,000,000    1,000,000   1,000,000      167,997    352,728     766,596    167,997     352,728    766,596
   25        751,502     1,000,000    1,000,000   1,390,706      157,050    461,226   1,324,482    157,050     461,226  1,324,482
   30      1,046,412     1,000,000    1,000,000   2,327,541       53,339    547,683   2,216,705     53,339     547,683  2,216,705
   35      1,422,545             0    1,000,000   3,792,346            0    561,352   3,611,758          0     561,352  3,611,758
   40      1,902,596             0    1,000,000   6,052,646            0    425,780   5,764,425          0     425,780  5,764,425
   45      2,515,277             0            0   9,254,030            0          0   9,162,406          0           0  9,162,406


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We can not represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
-------------------------------------- ------------------------------------------------------- ---------------------------------
Initial  specified  amount  $1,000,000     Male  -  Insurance  age  55 -  Nonsmoker            Guaranteed  costs  assumed
Death  benefit  Option 1                  Female - Insurance age 55 - Nonsmoker                annual premium $15,000
-------------------------------------- ------------------------------------------------------- ---------------------------------
          Premium     Death benefit                        Policy Value                        Cash surrender value
          accumulated assuming hypothetical gross          Assuming hypothetical gross         assuming hypothetical gross
End of    with        annual investment return of          annual investment return of         annual investment return of
policy    annual
          interest
year      at 5%           0%           6%         12%          0%          6%         12%          0%          6%         12%
--------- ----------- ------------ ----------- ----------- ----------- ----------- ----------- ----------- ----------- --------

   1      $   15,750  $1,000,000   $1,000,000  $1,000,000  $   12,873  $   13,658  $   14,444  $    8,873  $    9,658  $   10,444
   2          32,288   1,000,000    1,000,000   1,000,000      25,530      27,894      30,351      21,530      23,894      26,351
   3          49,652   1,000,000    1,000,000   1,000,000      37,861      42,613      47,748      33,861      38,613      43,748
   4          67,884   1,000,000    1,000,000   1,000,000      49,762      57,726      66,673      45,762      53,726      62,673
   5          87,029   1,000,000    1,000,000   1,000,000      61,357      73,370      87,406      57,357      69,370      83,406

   6         107,130   1,000,000    1,000,000   1,000,000      72,345      89,348     109,911      68,835      85,748     106,311
   7         128,237   1,000,000    1,000,000   1,000,000      83,118     105,796     134,496      79,918     102,596     131,296
   8         150,398   1,000,000    1,000,000   1,000,000      93,206     122,528     161,172      90,406     119,728     158,372
   9         173,668   1,000,000    1,000,000   1,000,000     102,715     139,571     190,184     100,315     137,171     187,784
   10        198,102   1,000,000    1,000,000   1,000,000     111,560     156,855     221,701     109,560     154,855     219,701

   11        223,757   1,000,000    1,000,000   1,000,000     119,550     174,206     255,834     117,950     172,606     254,234
   12        250,695   1,000,000    1,000,000   1,000,000     126,712     191,660     292,919     125,512     190,460     291,719
   13        278,979   1,000,000    1,000,000   1,000,000     132,862     209,056     333,162     132,062     208,256     332,362
   14        308,678   1,000,000    1,000,000   1,000,000     137,924     226,334     376,912     137,524     225,934     376,512
   15        339,682   1,000,000    1,000,000   1,000,000     141,819     243,440     424,586     141,819     243,440     424,586

   20        520,789   1,000,000    1,000,000   1,000,000     133,698     318,689     740,657     133,698     318,689     740,657
   25        751,502   1,000,000    1,000,000   1,332,763      28,958     338,168   1,269,298      28,958     338,168   1,269,298
   30      1,046,412   1,000,000    1,000,000   2,213,730           0     192,246   2,108,314           0     192,246   2,108,314
   35      1,422,545           0    1,000,000   3,556,762           0           0   3,387,393           0           0   3,387,393
   40      1,902,596           0    1,000,000   5,532,845           0           0   5,269,376           0           0   5,269,376
   45      2,515,277           0            0   8,165,971           0           0   8,085,120           0           0   8,085,120


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We can not represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
-------------------------------------- ------------------------------------------------------- --------------------------------
Initial  specified amount $1,000,000         Male - Insurance age 55 - Nonsmoker               Current costs  assumed
Death  benefit  Option 2                    Female -  Insurance  age 55 - Nonsmoker            annual premium $15,000
-------------------------------------- ------------------------------------------------------- --------------------------------
          Premium       Death benefit                       Policy value                       Cash surrender value
          accumulated   assuming hypothetical gross         Assuming hypothetical gross        assuming hypothetical gross
End of    with annual   annual investment return of         Annual investment return of        annual investment return of
policy    interest
year      at 5%             0%          6%         12%          0%          6%         12%        0%          6%          12%
--------- ------------- ----------- ----------- ----------- ----------- ----------- ---------- ---------- ------------ ----------
   1      $   15,750    $1,012,871  $1,013,656  $1,014,442  $   12,871  $   13,656  $  14,442  $   8,871  $    9,656   $   10,442
   2          32,288     1,025,525   1,027,888   1,030,345      25,525      27,888      30,345     21,525     23,888       26,345
   3          49,652     1,037,847   1,042,598   1,047,730      37,847      42,598      47,730     33,847     38,598       43,730
   4          67,884     1,049,725   1,057,682   1,066,621      49,725      57,682      66,621     45,725     53,682       62,621
   5          87,029     1,061,283   1,073,280   1,087,296      61,283      73,280      87,296     57,283     69,280       83,296

   6         107,130     1,072,292   1,089,168   1,109,685      72,292      89,168     109,685     68,692     85,568      106,085
   7         128,237     1,082,878   1,105,481   1,134,085      82,878     105,481     134,085     79,678    102,281      130,885
   8         150,398     1,092,812   1,121,993   1,160,449      92,812     121,993     160,449     90,012    119,193      157,649
   9         173,668     1,102,104   1,138,711   1,188,975     102,104     138,711     188,975     99,704    136,311      186,575
   10        198,102     1,110,766   1,155,644   1,219,882     110,766     155,644     219,882    108,766    153,644      217,882

   11        223,757     1,118,690   1,172,680   1,253,285     118,690     172,680     253,285    117,090    171,080      251,685
   12        250,695     1,126,006   1,189,945   1,289,563     126,006     189,945     289,563    124,806    188,745      288,363
   13        278,979     1,132,607   1,207,327   1,328,880     132,607     207,327     328,880    131,807    206,527      328,080
   14        308,678     1,138,386   1,224,708   1,371,418     138,386     224,708     371,418    137,986    224,308      371,018
   15        339,862     1,143,475   1,242,210   1,417,630     143,475     242,210     417,630    143,475    242,210      417,630

   20        520,789     1,158,144   1,330,920   1,717,417     158,144     330,920     717,417    158,144    330,920      717,417
   25        751,502     1,135,016   1,398,674   2,156,241     135,016     398,674   1,156,241    135,016    398,674    1,156,241
   30      1,046,412     1,012,373   1,366,625   2,735,967      12,373     366,625   1,735,967     12,373    366,625    1,735,967
   35      1,422,545             0   1,085,371   3,399,883           0      85,371   2,399,883          0     85,371    2,399,883
   40      1,902,596             0           0   4,166,038           0           0   3,166,038          0          0    3,166,038
   45      2,515,277             0           0   4,610,673           0           0   3,610,673          0          0    3,610,673


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We can not represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
-------------------------------------- ------------------------------------------------------- ---------------------------------
Initial  specified  amount  $1,000,000       Male  -  Insurance age  55 - Nonsmoker            Guaranteed  costs  assumed
Death  benefit  Option 2                    Female - Insurance age 55 - Nonsmoker              annual premium $15,000
-------------------------------------- ------------------------------------------------------- ---------------------------------
          Premium        Death benefit                      Policy value                       Cash surrender value
          accumulated    assuming hypothetical gross        assuming hypothetical gross        assuming hypothetical gross
End of    with annual    annual investment return of        annual investment return of        annual investment return of
policy    interest
year      at 5%              0%         6%         12%          0%         6%         12%          0%          6%         12%
--------- -------------- ----------- ---------- ----------- ----------- ---------- ----------- ----------- ----------- ----------
   1      $   15,750     $1,012,871  $1,013,656 $1,014,442  $   12,871  $  13,656  $   14,442  $    8,871  $    9,656  $   10,442

   2          32,288      1,025,525   1,027,888  1,030,345      25,525      27,888     30,345      21,525      23,888      26,345
   3          49,652      1,037,847   1,042,598  1,047,730      37,847      42,598     47,730      33,847      38,598      43,730
   4          67,884      1,049,725   1,057,682  1,066,621      49,725      57,682     66,621      45,725      53,682      62,621
   5          87,029      1,061,283   1,073,280  1,087,296      61,283      73,280     87,296      57,283      69,280      83,296

   6         107,130      1,072,292   1,089,168  1,109,685      72,292      89,168    109,685      68,692      85,568     106,085
   7         128,237      1,082,878   1,105,481  1,134,085      82,878     105,481    134,085      79,678     102,281     130,885
   8         150,398      1,092,812   1,121,993  1,160,449      92,812     121,993    160,449      90,012     119,193     157,649
   9         173,668      1,102,104   1,138,711  1,188,975     102,104     138,711    188,975      99,704     136,311     186,575
   10        198,102      1,110,648   1,155,522  1,219,756     110,648     155,522    219,756     108,648     153,522     217,756

   11        223,757      1,118,218   1,172,186  1,252,769     118,218     172,186    252,769     116,618     170,586     251,169
   12        250,695      1,124,832   1,188,697  1,288,238     124,832     188,697    288,238     123,632     187,497     287,038
   13        278,979      1,130,268   1,204,803  1,326,162     130,268     204,803    326,162     129,468     204,003     325,362
   14        308,678      1,134,428   1,220,367  1,366,663     134,428     220,367    366,663     134,028     219,967     366,263
   15        339,862      1,137,214   1,235,241  1,409,875     137,214     235,241    409,875     137,214     235,241     409,875

   20        520,789      1,118,740   1,284,564  1,662,467     118,740     284,564    662,467     118,740     284,564     662,467
   25        751,502              0   1,227,701  1,937,570           0     227,701    937,570           0     227,701     937,570
   30      1,046,412              0           0  2,126,774           0           0  1,126,774           0           0   1,126,774
   35      1,422,545              0           0  1,994,219           0           0    994,219           0           0     994,219
   40      1,902,596              0           0  1,170,462           0           0    170,462           0           0     170,462
   45      2,515,277              0           0          0           0           0          0           0           0           0


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We can not represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy 3

Policy Illustations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

o        the annual rate of return of the fund is 0%, 6% or 12%.
o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges

The death benefit, policy value and cash surrender value reflect the following charges:

     o    Premium expense charge: 3.5% of each premium payment.

     o Cost of insurance charge for the sex, age and rate classification for the assumed insured.

     o    Policy fee: $5 per month.

The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.73% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees and Charges section of this prospectus for additional information;

o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.09% of the fund's average daily net assets.

o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for the first 10 policy years and 0.45% thereafter, we reserve the right to charge up to 0.9% for all policy years; and

o a nonadvisory expense charge assumed to be equivalent to an annual rate of 0.17% of each fund's average daily net assets for direct expenses incurred by the fund. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees, and Charges section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                             Net annual rate of         Net annual rate of         Net annual rate of
Gross annual investment      return for "Guaranteed     return for "Current        return for "Current
rate                         costs assumed"             costs assumed"             costs assumed"
Of return                    illustration               illustration, years 1-10   illustration, years 11
                                                                                   and after
 0%                          (1.87)%                    (1.87)%                    (1.43)%

 6                             4.02                       4.02                      4.48

12                             9.90                       9.90                     10.40


Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
-------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                             Male age 35                        Current costs assumed
Death benefit Option 1                                        nonsmoker                          Annual premium $900
-------------------------------------------------------------------------------------------------------------------------------
          Premium               Death benefit (1)(2)                Policy value (1)(2)            Cash surrender value (1)(2)
          accumulated           assuming hypothetical gross         assuming hypothetical gross    assuming hypothetical gross
End of    with annual           annual investment return of         annual investment return of    annual investment return of
policy     interest
year        at 5%           0%          6%           12%        0%         6%          12%        0%          6%        12%
-------------------------------------------------------------------------------------------------------------------------------
1               945      $100,000    $100,000   $100,000        $625      $669         $713        $-          $-         $-
2              1937      $100,000    $100,000   $100,000      $1,231    $1,358       $1,489      $330        $457       $588
3              2979      $100,000    $100,000   $100,000      $1,816    $2,063       $2,331      $915      $1,162     $1,430
4              4073      $100,000    $100,000   $100,000      $2,375    $2,783       $3,243    $1,474      $1,882     $2,342
5              5222      $100,000    $100,000   $100,000      $2,914    $3,522       $4,236    $2,013      $2,621     $3,335

6              6428      $100,000    $100,000   $100,000      $3,427    $4,275       $5,311    $2,706      $3,554     $4,590
7              7694      $100,000    $100,000   $100,000      $3,915    $5,042       $6,477    $3,374      $4,501     $5,937
8              9024      $100,000    $100,000   $100,000      $4,377    $5,825       $7,745    $4,017      $5,465     $7,385
9             10420      $100,000    $100,000   $100,000      $4,813    $6,622       $9,123    $4,633      $6,441     $8,942
10            11886      $100,000    $100,000   $100,000      $5,219    $7,430      $10,618    $5,219      $7,430    $10,618

11            13425      $100,000    $100,000   $100,000      $5,620    $8,286      $12,298    $5,620      $8,286    $12,298
12            15042      $100,000    $100,000   $100,000      $5,991    $9,159      $14,134    $5,991      $9,159    $14,134
13            16739      $100,000    $100,000   $100,000      $6,334   $10,049      $16,145    $6,334     $10,049    $16,145
14            18521      $100,000    $100,000   $100,000      $6,645   $10,956      $18,348    $6,645     $10,956    $18,348
15            20392      $100,000    $100,000   $100,000      $6,923   $11,878      $20,762    $6,923     $11,878    $20,762

16            22356      $100,000    $100,000   $100,000      $7,162   $12,811      $23,409    $7,162     $12,811    $23,409
17            24419      $100,000    $100,000   $100,000      $7,361   $13,753      $26,311    $7,361     $13,753    $26,311
18            26585      $100,000    $100,000   $100,000      $7,511   $14,699      $29,495    $7,511     $14,699    $29,495
19            28859      $100,000    $100,000   $100,000      $7,614   $15,649      $32,994    $7,614     $15,649    $32,994
20            31247      $100,000    $100,000   $100,000      $7,658   $16,594      $36,838    $7,658     $16,594    $36,838

Age 60        45102      $100,000    $100,000   $100,000      $6,836   $21,109      $62,886    $6,836     $21,109    $62,886
Age 65        62785      $100,000    $100,000   $118,793      $3,624   $24,752     $106,341    $3,624     $24,752   $106,341


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
-------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                             Male age 35                        Guaranteed costs assumed
Death benefit Option 1                                        nonsmoker                          Annual premium $900
-------------------------------------------------------------------------------------------------------------------------------
          Premium               Death benefit (1)(2)                Policy value (1)(2)            Cash surrender value (1)(2)
          accumulated           assuming hypothetical gross         assuming hypothetical gross    assuming hypothetical gross
End of    with annual           annual investment return of         annual investment return of    annual investment return of
policy     interest
year        at 5%        0%        6%         12%       0%        6%          12%        0%        6%       12%
-------------------------------------------------------------------------------------------------------------------------------
1              945       $100,000   $100,000  $100,000      $625      $669        $713       $-         $-         $-
2             1937       $100,000   $100,000  $100,000    $1,231    $1,358      $1,489     $330       $457       $588
3             2979       $100,000   $100,000  $100,000    $1,816    $2,063      $2,331     $915     $1,162     $1,430
4             4073       $100,000   $100,000  $100,000    $2,375    $2,783      $3,243   $1,474     $1,882     $2,342
5             5222       $100,000   $100,000  $100,000    $2,914    $3,522      $4,236   $2,013     $2,621     $3,335

6             6428       $100,000   $100,000  $100,000    $3,427    $4,275      $5,311   $2,706     $3,554     $4,590
7             7694       $100,000   $100,000  $100,000    $3,915    $5,042      $6,477   $3,374     $4,501     $5,937
8             9024       $100,000   $100,000  $100,000    $4,377    $5,825      $7,745   $4,017     $5,465     $7,385
9            10420       $100,000   $100,000  $100,000    $4,813    $6,622      $9,123   $4,633     $6,441     $8,942
10           11886       $100,000   $100,000  $100,000    $5,219    $7,430     $10,618   $5,219     $7,430    $10,618

11           13425       $100,000   $100,000  $100,000    $5,594    $8,248     $12,242   $5,594     $8,248    $12,242
12           15042       $100,000   $100,000  $100,000    $5,938    $9,077     $14,008   $5,938     $9,077    $14,008
13           16739       $100,000   $100,000  $100,000    $6,249    $9,915     $15,930   $6,249     $9,915    $15,930
14           18521       $100,000   $100,000  $100,000    $6,525   $10,760     $18,022   $6,525    $10,760    $18,022
15           20392       $100,000   $100,000  $100,000    $6,764   $11,611     $20,300   $6,764    $11,611    $20,300

16           22356       $100,000   $100,000  $100,000    $6,961   $12,462     $22,782   $6,961    $12,462    $22,782
17           24419       $100,000   $100,000  $100,000    $7,112   $13,310     $25,485   $7,112    $13,310    $25,485
18           26585       $100,000   $100,000  $100,000    $7,211   $14,149     $28,432   $7,211    $14,149    $28,432
19           28859       $100,000   $100,000  $100,000    $7,252   $14,973     $31,644   $7,252    $14,973    $31,644
20           31247       $100,000   $100,000  $100,000    $7,229   $15,776     $35,150   $7,229    $15,776    $35,150

Age 60       45102       $100,000   $100,000  $100,000    $5,934   $19,254     $58,392   $5,934    $19,254    $58,392
Age 65       62785       $100,000   $100,000  $117,459    $1,657   $20,822     $96,278   $1,657    $20,822    $96,278


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy Illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 55, both standard nonsmokers, if:

o  the annual rate of return of the fund is 0%, 6% or 12%.

o  the cost of insurance rates are current rates or guaranteed rates.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

UNDERSTANDING THE ILLUSTRATIONS
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the funds as a whole, but differed across individual funds.

Insureds: assumes a male insurance age 55 and a female insurance age 55, in a standard risk classification. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $15,000 premium to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

EFFECT OF EXPENSES AND CHARGES
The death benefit, policy value and cash surrender value reflect the following charges:

o  Premium expense charge: 3.5% of each premium payment.

o Cost of insurance charge and surrender charge for the sex, age and risk classification for each insured.

o Policy fee: $20 per month for 10 years; $0 per month (or $7.50 guaranteed maximum) per month for years 11 and on.

o Administrative charge: $.05 per month per $1,000 of initial specified amount for 10 years; $.00 (or $.07 guaranteed maximum) per month per $1,000 of initial specified amount per month for years 11 and on.

o Policy value credit: Policy value credit as described on (p. 55) for illustration labeled "current cost assumed."

o The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because we deducted expenses paid by the fund and charges made against the subaccounts. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.73% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. This fee reflects applicable fund fee waivers and/or expense reimbursement arrangements and assumes that these arrangements will continue for the periods illustrated although this is not guaranteed. Without these arrangements, the assumed investment management fee would be _____% and the policy values shown in the following illustrations would be lower. The actual charges you incur will depend on how you choose to allocate policy value. See "Fund Expenses" in the "Loads, Fees and Charges" section of the prospectus for additional information;

o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.09% of the fund's average daily net assets.

o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for the first ten policy years and 0.45% thereafter, we reserve the right to charge up to 0.9% for all policy years; and

o a nonadvisory expense charge, assumed to be equivalent to an annual rate of 0.15% of each fund's average daily net assets for direct expenses incurred by the fund. The assumed nonadvisory expense charge reflects applicable fee waivers and/or expense reimbursement arrangements and assumes that these arrangements will continue for the periods illustrated although this is not guaranteed. Without these arrangements, the assumed nonadvisory expense charge would be ____% and the values shown in the following illustrations would be lower. The actual charges you incur will depend on how you choose to allocate policy value. See "Fund Expenses" in the "Loads, Fees and Charges" section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

Gross annual               Net annual rate of return for       Net annual rate of return for      Net annual rate of return for
investment rate             "Guaranteed costs assumed"            "Current costs assumed"            "Current costs assumed"
of return                          illustration                  illustration, years 1-10       illustration, years 11 and after
   0%                                    (1.87%)                            (1.87%)                             (1.42%)
   6                                      4.13                               4.13                                4.58
  12                                     10.13                              10.13                               10.58

Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

At any time, upon written request by you, we will provide a projection of future death benefits and policy values. The projection will be based on assumptions as to specified amount(s), type of coverage option and future premium payments as are necessary and specified by us and/or you.

Illustration
Initial specified amount $1,000,000             Male -- insurance age 55 -- standard nonsmoker              Current costs assumed
Death benefit Option 1                          Female -- insurance age 55 -- standard nonsmoker           Annual premium $15,000

             Premium
           accumulated       Death benefit(1),(2)                Policy value(1),(2)              Cash surrender value(1),(2)
End of     with annual    assuming hypothetical gross        assuming hypothetical gross          assuming hypothetical gross
policy      interest      annual investment return of        annual investment return of          annual investment return of
year          at 5%         0%        6%          12%          0%         6%         12%             0%         6%         12%
   1     $   15,750    $1,000,000 $1,000,000 $ 1,000,000    $ 13,334 $   14,174 $    15,015      $      0 $        0  $         0
   2         32,288     1,000,000  1,000,000   1,000,000      26,330     28,842      31,456         7,635     10,147       12,761
   3         49,652     1,000,000  1,000,000   1,000,000      38,975     44,005      49,450        20,280     25,311       30,755
   4         67,884     1,000,000  1,000,000   1,000,000      51,256     59,665      69,134        32,562     40,970       50,440
   5         87,029     1,000,000  1,000,000   1,000,000      63,155     75,817      90,658        44,460     57,122       71,963

   6        107,130     1,000,000  1,000,000   1,000,000      74,655     92,459     114,187        57,830     75,634       97,362
   7        128,237     1,000,000  1,000,000   1,000,000      85,733    109,584     139,901        70,777     94,628      124,945
   8        150,398     1,000,000  1,000,000   1,000,000      96,372    127,192     168,008        83,286    114,106      154,922
   9        173,668     1,000,000  1,000,000   1,000,000     106,537    145,264     198,723        95,320    134,047      187,506
  10        198,102     1,000,000  1,000,000   1,000,000     116,197    163,787     232,291       106,850    154,439      222,944

  11        223,757     1,000,000  1,000,000   1,000,000     126,761    184,431     271,010       119,283    176,953      263,532
  12        250,695     1,000,000  1,000,000   1,000,000     136,805    205,695     313,585       131,197    200,087      307,977
  13        278,979     1,000,000  1,000,000   1,000,000     146,307    227,593     360,447       142,568    223,854      356,708
  14        308,678     1,000,000  1,000,000   1,000,000     155,240    250,141     412,084       153,371    248,272      410,215
  15        339,862     1,000,000  1,000,000   1,000,000     163,570    273,352     469,047       163,570    273,352      469,047

  20        520,789     1,000,000  1,000,000   1,000,000     194,675    400,005     859,506       194,675    400,005      859,506
  25        751,702     1,000,000  1,000,000   1,590,212     197,137    543,566   1,514,488       197,137    543,566    1,514,488
  30      1,046,412     1,000,000  1,000,000   2,713,462     128,285    700,072   2,584,249       128,285    700,072    2,584,249
  35      1,422,545             0  1,000,000   4,537,448           0    893,518   4,321,379             0    893,518    4,321,379
  40      1,902,596             0  1,202,752   7,274,288           0  1,190,844   7,202,265             0  1,190,844    7,202,265
  45      2,515,277             0  1,584,243  12,097,325           0  1,584,243  12,097,325             0  1,584,243   12,097,325

(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
Initial specified amount $1,000,000         Male -- insurance age 55 -- standard nonsmoker          Guaranteed costs assumed
Death benefit Option 1                      Female -- insuranceage 55 -- standard nonsmoker           Annual premium $15,000

              Premium
            accumulated       Death benefit(1),(2)               Policy value(1),(2)              Cash surrender value(1),(2)
End of      with annual    assuming hypothetical gross       assuming hypothetical gross          assuming hypothetical gross
policy       interest      annual investment return of       annual investment return of          annual investment return of
year           at 5%        0%        6%          12%         0%         6%         12%             0%         6%         12%

   1     $   15,750    $1,000,000 $1,000,000 $1,000,000    $ 13,084   $ 13,916 $   14,749       $      0   $      0 $        0
   2         32,288     1,000,000  1,000,000  1,000,000      25,807     28,287     30,868          7,112      9,592     12,173
   3         49,652     1,000,000  1,000,000  1,000,000      38,153     43,108     48,473         19,458     24,413     29,778
   4         67,884     1,000,000  1,000,000  1,000,000      50,103     58,373     67,691         31,408     39,678     48,996
   5         87,029     1,000,000  1,000,000  1,000,000      61,634     74,071     88,657         42,939     55,377     69,962

   6        107,130     1,000,000  1,000,000  1,000,000      72,715     90,183    111,515         55,890     73,358     94,689
   7        128,237     1,000,000  1,000,000  1,000,000      83,303    106,677    136,412         68,347     91,721    121,456
   8        150,398     1,000,000  1,000,000  1,000,000      93,341    123,508    163,504         80,254    110,422    150,418
   9        173,668     1,000,000  1,000,000  1,000,000     102,752    140,612    192,951         91,536    129,395    181,734
  10        198,102     1,000,000  1,000,000  1,000,000     111,455    157,918    224,930        102,108    148,570    215,583

  11        223,757     1,000,000  1,000,000  1,000,000     120,098    176,111    260,437        112,620    168,633    252,959
  12        250,695     1,000,000  1,000,000  1,000,000     127,830    194,376    298,999        122,222    188,767    293,390
  13        278,979     1,000,000  1,000,000  1,000,000     134,552    212,630    340,912        130,813    208,891    337,173
  14        308,678     1,000,000  1,000,000  1,000,000     140,144    230,775    386,513        138,274    228,905    384,643
  15        339,862     1,000,000  1,000,000  1,000,000     144,447    248,681    436,186        144,447    248,681    436,186

  20        520,789     1,000,000  1,000,000  1,000,000     136,071    326,192    764,732        136,071    326,192    764,732
  25        751,702     1,000,000  1,000,000  1,380,455      26,723    345,632  1,314,719         26,723    345,632  1,314,719
  30      1,046,412             0  1,000,000  2,292,923           0    186,578  2,183,736              0    186,578  2,183,736
  35      1,422,545             0          0  3,675,841           0          0  3,500,801              0          0  3,500,801
  40      1,902,596             0          0  5,631,316           0          0  5,575,561              0          0  5,575,561
  45      2,515,277             0          0  9,128,129           0          0  9,128,129              0          0  9,128,129

(1)   Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
Initial specified amount $1,000,000         Male -- insurance age 55 -- standard nonsmoker         Current costs assumed
Death benefit Option 2                      Female -- insurance age 55 -- standard nonsmoker      Annual premium $15,000

             Premium
           accumulated       Death benefit(1),(2)                Policy value(1),(2)              Cash surrender value(1),(2)
End of     with annual    assuming hypothetical gross        assuming hypothetical gross          assuming hypothetical gross
policy      interest      annual investment return of        annual investment return of          annual investment return of
year          at 5%        0%        6%          12%          0%         6%         12%             0%         6%         12%
   1    $   15,750    $1,013,334 $1,014,174 $1,015,014     $ 13,334   $ 14,174 $   15,014       $      0  $       0 $        0
   2        32,288     1,026,326  1,028,837  1,031,451       26,326     28,837     31,451          7,631     10,143     12,756
   3        49,652     1,038,961  1,043,990  1,049,432       38,961     43,990     49,432         20,267     25,295     30,737
   4        67,884     1,051,223  1,059,625  1,069,088       51,223     59,625     69,088         32,528     40,930     50,393
   5        87,029     1,063,087  1,075,733  1,090,556       63,087     75,733     90,556         44,392     57,038     71,861

   6       107,130     1,074,531  1,092,301  1,113,988       74,531     92,301    113,988         57,706     75,476     97,162
   7       128,237     1,085,525  1,109,310  1,139,541       85,525    109,310    139,541         70,569     94,354    124,585
   8       150,398     1,096,045  1,126,744  1,167,398       96,045    126,744    167,398         82,958    113,658    154,311
   9       173,668     1,106,044  1,144,564  1,197,732      106,044    144,564    197,732         94,827    133,347    186,515
  10       198,102     1,115,481  1,162,732  1,230,739      115,481    162,732    230,739        106,134    153,385    221,392

  11       223,757     1,125,751  1,182,887  1,268,646      125,751    182,887    268,646        118,273    175,409    261,168
  12       250,695     1,135,417  1,203,492  1,310,078      135,417    203,492    310,078        129,809    197,884    304,469
  13       278,979     1,144,444  1,224,523  1,355,358      144,444    224,523    355,358        140,705    220,784    351,619
  14       308,678     1,152,790  1,245,947  1,404,843      152,790    245,947    404,843        150,921    244,078    402,973
  15       339,862     1,160,407  1,267,721  1,458,912      160,407    267,721    458,912        160,407    267,721    458,912

  20       520,789     1,185,395  1,379,733  1,814,036      185,395    379,733    814,036        185,395    379,733    814,036
  25       751,702     1,174,513  1,480,906  2,356,902      174,513    480,906  1,356,902        174,513    480,906  1,356,902
  30     1,046,412     1,080,757  1,512,104  3,146,279       80,757    512,104  2,146,279         80,757    512,104  2,146,279
  35     1,422,545             0  1,376,660  4,261,314            0    376,660  3,261,314              0    376,660  3,261,314
  40     1,902,596             0          0  5,853,911            0          0  4,853,911              0          0  4,853,911
  45     2,515,277             0          0  8,157,743            0          0  7,157,743              0          0  7,157,743

(1)   Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
Initial specified amount $1,000,000        Male -- insurance age 55 -- standard nonsmoker            Guaranteed costs assumed
Death benefit Option 2                     Female -- insurance age 55 -- standard nonsmoker            Annual premium $15,000

             Premium
           accumulated       Death benefit(1),(2)                Policy value(1),(2)              Cash surrender value(1),(2)
End of     With annual    assuming hypothetical gross        assuming hypothetical gross          assuming hypothetical gross
policy      interest      annual investment return of        annual investment return of          annual investment return of
year          at 5%        0%        6%          12%          0%         6%         12%             0%         6%         12%

   1    $   15,750    $1,013,084 $1,013,915 $1,014,748     $ 13,084   $ 13,915 $   14,748       $      0   $      0 $        0
   2        32,288     1,025,802  1,028,281  1,030,861       25,802     28,281     30,861          7,107      9,586     12,166
   3        49,652     1,038,135  1,043,088  1,048,450       38,135     43,088     48,450         19,440     24,393     29,755
   4        67,884     1,050,060  1,058,322  1,067,631       50,060     58,322     67,631         31,365     39,628     48,937
   5        87,029     1,061,547  1,073,965  1,088,527       61,547     73,965     88,527         42,852     55,270     69,832

   6       107,130     1,072,557  1,089,982  1,111,261       72,557     89,982    111,261         55,732     73,157     94,435
   7       128,237     1,083,038  1,106,327  1,135,952       83,038    106,327    135,952         68,082     91,371    120,996
   8       150,398     1,092,917  1,122,928  1,162,714       92,917    122,928    162,714         79,831    109,842    149,627
   9       173,668     1,102,103  1,139,690  1,191,646      102,103    139,690    191,646         90,887    128,474    180,429
  10       198,102     1,110,493  1,156,500  1,222,843      110,493    156,500    222,843        101,146    147,153    213,496

  11       223,757     1,118,712  1,173,989  1,257,186      118,712    173,989    257,186        111,234    166,511    249,708
  12       250,695     1,125,879  1,191,274  1,294,053      125,879    191,274    294,053        120,271    185,665    288,445
  13       278,979     1,131,870  1,208,196  1,333,546      131,870    208,196    333,546        128,131    204,457    329,807
  14       308,678     1,136,533  1,224,563  1,375,746      136,533    224,563    375,746        134,664    222,693    373,877
  15       339,862     1,139,677  1,240,127  1,420,699      139,677    240,127    420,699        139,677    240,127    420,699

  20       520,789     1,120,537  1,290,496  1,682,111      120,537    290,496    682,111        120,537    290,496    682,111
  25       751,702             0  1,229,088  1,965,214            0    229,088    965,214              0    229,088    965,214
  30     1,046,412             0          0  2,147,753            0          0  1,147,753              0          0  1,147,753
  35     1,422,545             0          0  1,948,315            0          0    948,315              0          0    948,315
  40     1,902,596             0          0          0            0          0          0              0          0          0
  45     2,515,277             0          0          0            0          0          0              0          0          0

(1)   Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy 5 and 6

Policy Illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

o    the annual rate of return of the fund is 0%, 6% or 12%.

o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

o    the specified amounts are $100,000 for VUL IV-NY or $1,000,000 for VUL
     IV ES-NY.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the Illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule.

In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

UNDERSTANDING THE ILLUSTRATIONS
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year for VUL IV-NY. Results would differ if premiums were paid on a different schedule and assumes a $9,000 premium is paid in full at the beginning of each policy year for VUL IV ES-NY.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

EFFECT OF EXPENSES AND CHARGES
The death benefit, policy value and cash surrender value reflect the following charges:

o    Premium expense charge: 3.5% of each premium payment.

o Cost of insurance charge and surrender charge for the assumed insured's insurance age, duration, sex and risk classification.

o Policy fee: $7.50 per month for VUL IV-NY. $0 per month for VUL IV ES-NY. The guaranteed policy fee is $7.50 per month for both.

o The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.68% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. This fee reflects applicable fund fee waivers and/or expense reimbursement arrangements and assumes that these arrangements will continue for the periods illustrated although this is not guaranteed. Without these arrangements, the assumed investment management fee would be 0.72% and the policy values shown in the following illustrations would be lower. The actual charges you incur will depend on how you choose to allocate policy value. See "Fund expenses" in the "Loads, Fees and Charges" section of this prospectus for additional information;

o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.17% of the fund's average daily net assets;

o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for the first 10 policy years. For years 11-20 this charge equals 0.45% for VUL IV-NY and 0.30% for VUL IV ES-NY. For years 21 and after, this charge equals 0.30% for VUL IV-NY and 0.20% for VUL IV ES-NY. We reserve the right to charge up to 0.9% for all policy years; and

o a nonadvisory expense charge assumed to be equivalent to an annual rate of 0.23% of each fund's average daily net assets for direct expenses incurred by the fund. The assumed nonadvisory expense charge reflects applicable fee waivers and/or expense reimbursement arrangements and assumes that these arrangements will continue for the periods illustrated although this is not guaranteed. Without these arrangements, the assumed nonadvisory expense charge would be 0.78% and the values shown in the following illustrations would be lower. The actual charges you incur will depend on how you choose to allocate policy value. See "Fund Expenses" in the "Loads, Fees, and Charges" section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

        Gross annual        Net annual rate           Net annual rate        Net annual rate               Net annual rate
        investment           of return for             of return for          of return for                of return for
        Rate          "Guaranteed costs assumed"  "Current costs assumed" "Current costs assumed"      "Current costs assumed"
                             illustration              illustration,          illustration,                 illustration,
                                                        years 1-10             years 11-20               years 21 and after
For VUL IV-NY

         0%                   (1.98%)                    (1.98%)                  (1.53%)                       (1.38%)
         6                     4.02                       4.02                     4.47                          4.62
        12                    10.02                      10.02                    10.47                         10.62

        Gross annual        Net annual rate           Net annual rate        Net annual rate               Net annual rate
        investment           of return for             of return for          of return for                of return for
        Rate          "Guaranteed costs assumed"  "Current costs assumed" "Current costs assumed"      "Current costs assumed"
                             illustration              illustration,          illustration,                 illustration,
                                                        years 1-10             years 11-20               years 21 and after
For VUL IV ES-NY

         0%                   (1.98%)                    (1.98%)                  (1.38%)                       (1.28%)
         6                     4.02                       4.02                     4.62                          4.72
        12                    10.02                      10.02                    10.62                         10.72

Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

At any time, upon written request by you, we will provide a projection of future death benefits and policy values. The projection will be based on assumptions as to specified amount(s), type of coverage option and future premium payments as are necessary and specified by us and/or you.

Illustration
--------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                       Male -- age 35                                     Current costs assumed
Death benefit Option 1                                    nonsmoker                                         Annual premium $900
--------------------------------------------------------------------------------------------------------------------------------
            Premium
          accumulated     Death benefit(1),(2)                  Policy value(1),(2)               Cash surrender value(1),(2)
End of    with annual  assuming hypothetical gross          assuming hypothetical gross           assuming hypothetical gross
policy     interest    annual investment return of          annual investment return of           annual investment return of
year         at 5%      0%         6%         12%             0%         6%         12%             0%         6%         12%
--------------------------------------------------------------------------------------------------------------------------------
   1    $   945    $100,000   $100,000   $100,000         $  595    $   639   $    683        $    --    $    --  $      --
   2      1,937     100,000    100,000    100,000          1,170      1,295      1,425            269        394        524
   3      2,979     100,000    100,000    100,000          1,727      1,970      2,235            826      1,069      1,334
   4      4,073     100,000    100,000    100,000          2,261      2,662      3,115          1,360      1,761      2,214
   5      5,222     100,000    100,000    100,000          2,778      3,374      4,076          1,877      2,473      3,175
   6      6,428     100,000    100,000    100,000          3,277      4,107      5,127          2,556      3,386      4,406
   7      7,694     100,000    100,000    100,000          3,758      4,863      6,277          3,218      4,322      5,736
   8      9,024     100,000    100,000    100,000          4,217      5,637      7,530          3,857      5,276      7,170
   9     10,420     100,000    100,000    100,000          4,665      6,441      8,909          4,485      6,260      8,729
  10     11,886     100,000    100,000    100,000          5,094      7,267     10,419          5,094      7,267     10,419
  11     13,425     100,000    100,000    100,000          5,534      8,157     12,126          5,534      8,157     12,126
  12     15,042     100,000    100,000    100,000          5,948      9,070     13,998          5,948      9,070     13,998
  13     16,739     100,000    100,000    100,000          6,343     10,012     16,059          6,343     10,012     16,059
  14     18,521     100,000    100,000    100,000          6,712     10,977     18,321          6,712     10,977     18,321
  15     20,392     100,000    100,000    100,000          7,051     11,965     20,805          7,051     11,965     20,805
  16     22,356     100,000    100,000    100,000          7,358     12,974     23,535          7,358     12,974     23,535
  17     24,419     100,000    100,000    100,000          7,624     13,994     26,529          7,624     13,994     26,529
  18     26,585     100,000    100,000    100,000          7,854     15,034     29,824          7,854     15,034     29,824
  19     28,859     100,000    100,000    100,000          8,044     16,090     33,450          8,044     16,090     33,450
  20     31,247     100,000    100,000    100,000          8,188     17,157     37,444          8,188     17,157     37,444
age 60   45,102     100,000    100,000    100,000          8,225     22,816     65,085          8,225     22,816     65,085
age 65   62,785     100,000    100,000    136,038          6,723     28,749    111,506          6,723     28,749    111,506
---------------------------------------------------------------------------------------------------------------------------

  (1)  Assumes no policy loans or partial withdrawals have been made.

  (2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
--------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $1,000,000                     Male -- age 35                                     Current costs assumed
Death benefit Option 1                                    nonsmoker                                       Annual premium $9,000
--------------------------------------------------------------------------------------------------------------------------------
            Premium
          accumulated     Death benefit(1),(2)                  Policy value(1),(2)               Cash surrender value(1),(2)
End of    with annual  assuming hypothetical gross          assuming hypothetical gross           assuming hypothetical gross
policy     interest    annual investment return of          annual investment return of           annual investment return of
year         at 5%      0%         6%         12%             0%         6%         12%             0%         6%         12%
--------------------------------------------------------------------------------------------------------------------------------
   1   $  9,450  $1,000,000 $1,000,000 $1,000,000       $  7,251   $  7,731  $    8,212      $     --   $     --   $       --
   2     19,373   1,000,000  1,000,000  1,000,000         14,368     15,784      17,259         5,358      6,774        8,249
   3     29,791   1,000,000  1,000,000  1,000,000         21,295     24,111      27,164        12,285     15,101       18,154
   4     40,731   1,000,000  1,000,000  1,000,000         28,008     32,697      37,984        18,998     23,687       28,974
   5     52,217   1,000,000  1,000,000  1,000,000         34,541     41,581      49,847        25,531     32,571       40,837
   6     64,278   1,000,000  1,000,000  1,000,000         40,840     50,721      62,798        33,632     43,513       55,590
   7     76,942   1,000,000  1,000,000  1,000,000         46,968     60,186      77,013        41,562     54,780       71,607
   8     90,239   1,000,000  1,000,000  1,000,000         52,873     69,934      92,563        49,269     66,330       88,959
   9    104,201   1,000,000  1,000,000  1,000,000         58,644     80,064     109,674        56,842     78,262      107,872
  10    118,861   1,000,000  1,000,000  1,000,000         64,200     90,510     128,423        64,200     90,510      128,423
  11    134,254   1,000,000  1,000,000  1,000,000         70,006    101,903     149,828        70,006    101,903      149,828
  12    150,417   1,000,000  1,000,000  1,000,000         75,552    113,657     173,370        75,552    113,657      173,370
  13    167,388   1,000,000  1,000,000  1,000,000         80,924    125,875     199,368        80,924    125,875      199,368
  14    185,207   1,000,000  1,000,000  1,000,000         86,046    138,501     228,022        86,046    138,501      228,022
  15    203,917   1,000,000  1,000,000  1,000,000         90,894    151,537     259,611        90,894    151,537      259,611
  16    223,563   1,000,000  1,000,000  1,000,000         95,501    165,033     294,494        95,501    165,033      294,494
  17    244,191   1,000,000  1,000,000  1,000,000         99,738    178,893     332,939        99,738    178,893      332,939
  18    265,851   1,000,000  1,000,000  1,000,000        103,666    193,193     375,409       103,666    193,193      375,409
  19    288,594   1,000,000  1,000,000  1,000,000        107,262    207,942     422,354       107,262    207,942      422,354
  20    312,473   1,000,000  1,000,000  1,000,000        110,481    223,122     474,268       110,481    223,122      474,268
age 60  451,021   1,000,000  1,000,000  1,118,632        120,798    307,390     834,800       120,798    307,390      834,800
age 65  627,847   1,000,000  1,000,000  1,748,357        118,488    406,338   1,433,080       118,488    406,338    1,433,080
--------------------------------------------------------------------------------------------------------------------------------

  (1)  Assumes no policy loans or partial withdrawals have been made.

  (2) Assumes a $9,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
--------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                       Male -- age 35                                  Guaranteed costs assumed
Death benefit Option 1                                    nonsmoker                                         Annual premium $900
--------------------------------------------------------------------------------------------------------------------------------
           Premium
         accumulated      Death benefit(1),(2)                  Policy value(1),(2)               Cash surrender value(1),(2)
End of   with annual   assuming hypothetical gross          assuming hypothetical gross           assuming hypothetical gross
policy    interest     annual investment return of          annual investment return of           annual investment return of
year        at 5%       0%         6%         12%             0%         6%         12%             0%         6%         12%
--------------------------------------------------------------------------------------------------------------------------------
   1    $   945    $100,000   $100,000   $100,000         $  595    $   639    $   683         $   --    $    --    $    --
   2      1,937     100,000    100,000    100,000          1,170      1,295      1,425            269        394        524
   3      2,979     100,000    100,000    100,000          1,724      1,967      2,232            823      1,066      1,331
   4      4,073     100,000    100,000    100,000          2,253      2,653      3,106          1,352      1,752      2,205
   5      5,222     100,000    100,000    100,000          2,761      3,356      4,057          1,860      2,455      3,156
   6      6,428     100,000    100,000    100,000          3,243      4,071      5,088          2,522      3,350      4,367
   7      7,694     100,000    100,000    100,000          3,699      4,799      6,207          3,159      4,258      5,666
   8      9,024     100,000    100,000    100,000          4,131      5,541      7,423          3,770      5,180      7,063
   9     10,420     100,000    100,000    100,000          4,535      6,295      8,746          4,355      6,114      8,565
  10     11,886     100,000    100,000    100,000          4,911      7,058     10,182          4,911      7,058     10,182
  11     13,425     100,000    100,000    100,000          5,254      7,830     11,742          5,254      7,830     11,742
  12     15,042     100,000    100,000    100,000          5,567      8,610     13,439          5,567      8,610     13,439
  13     16,739     100,000    100,000    100,000          5,847      9,397     15,287          5,847      9,397     15,287
  14     18,521     100,000    100,000    100,000          6,093     10,189     17,299          6,093     10,189     17,299
  15     20,392     100,000    100,000    100,000          6,301     10,983     19,491          6,301     10,983     19,491
  16     22,356     100,000    100,000    100,000          6,467     11,776     21,880          6,467     11,776     21,880
  17     24,419     100,000    100,000    100,000          6,587     12,562     24,483          6,587     12,562     24,483
  18     26,585     100,000    100,000    100,000          6,656     13,336     27,321          6,656     13,336     27,321
  19     28,859     100,000    100,000    100,000          6,665     14,091     30,415          6,665     14,091     30,415
  20     31,247     100,000    100,000    100,000          6,612     14,822     33,794          6,612     14,822     33,794
age 60   45,102     100,000    100,000    100,000          5,162     17,866     56,210          5,162     17,866     56,210
age 65   62,785     100,000    100,000    113,361            724     18,816     92,918            724     18,816     92,918
---------------------------------------------------------------------------------------------------------------------------

  (1)  Assumes no policy loans or partial withdrawals have been made.

  (2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
--------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $1,000,000                     Male -- age 35                                  Guaranteed costs assumed
Death benefit Option 1                                    nonsmoker                                       Annual premium $9,000
--------------------------------------------------------------------------------------------------------------------------------
           Premium
         accumulated      Death benefit(1),(2)                  Policy value(1),(2)               Cash surrender value(1),(2)
End of   with annual   assuming hypothetical gross          assuming hypothetical gross           assuming hypothetical gross
policy    interest     annual investment return of          annual investment return of           annual investment return of
year        at 5%       0%         6%         12%             0%         6%         12%             0%         6%         12%
--------------------------------------------------------------------------------------------------------------------------------
   1   $  9,450  $1,000,000 $1,000,000 $1,000,000        $ 6,751   $  7,215  $    7,680       $    --  $      --   $       --
   2     19,373   1,000,000  1,000,000  1,000,000         13,292     14,642      16,050         4,282      5,632        7,040
   3     29,791   1,000,000  1,000,000  1,000,000         19,600     22,263      25,153        10,590     13,253       16,143
   4     40,731   1,000,000  1,000,000  1,000,000         25,650     30,057      35,035        16,640     21,047       26,025
   5     52,217   1,000,000  1,000,000  1,000,000         31,478     38,063      45,810        22,468     29,053       36,800
   6     64,278   1,000,000  1,000,000  1,000,000         37,033     46,234      57,511        29,825     39,026       50,303
   7     76,942   1,000,000  1,000,000  1,000,000         42,321     54,581      70,239        36,915     49,175       64,833
   8     90,239   1,000,000  1,000,000  1,000,000         47,348     63,114      84,104        43,744     59,510       80,500
   9    104,201   1,000,000  1,000,000  1,000,000         52,093     71,815      99,201        50,291     70,013       97,399
  10    118,861   1,000,000  1,000,000  1,000,000         56,535     80,668     115,635        56,535     80,668      115,635
  11    134,254   1,000,000  1,000,000  1,000,000         60,654     89,655     133,526        60,654     89,655      133,526
  12    150,417   1,000,000  1,000,000  1,000,000         64,456     98,788     153,036        64,456     98,788      153,036
  13    167,388   1,000,000  1,000,000  1,000,000         67,921    108,050     174,318        67,921    108,050      174,318
  14    185,207   1,000,000  1,000,000  1,000,000         71,029    117,426     197,545        71,029    117,426      197,545
  15    203,917   1,000,000  1,000,000  1,000,000         73,761    126,901     222,914        73,761    126,901      222,914
  16    223,563   1,000,000  1,000,000  1,000,000         76,070    136,434     250,620        76,070    136,434      250,620
  17    244,191   1,000,000  1,000,000  1,000,000         77,909    145,982     280,891        77,909    145,982      280,891
  18    265,851   1,000,000  1,000,000  1,000,000         79,233    155,504     313,985        79,233    155,504      313,985
  19    288,594   1,000,000  1,000,000  1,000,000         79,968    164,933     350,179        79,968    164,933      350,179
  20    312,473   1,000,000  1,000,000  1,000,000         80,069    174,225     389,815        80,069    174,225      389,815
age 60  451,021   1,000,000  1,000,000  1,000,000         68,856    216,579     655,413        68,856    216,579      655,413
age 65  627,847   1,000,000  1,000,000  1,328,791         28,209    243,031   1,089,173        28,209    243,031    1,089,173
--------------------------------------------------------------------------------------------------------------------------------

  (1)  Assumes no policy loans or partial withdrawals have been made.

  (2) Assumes a $9,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not applicable.

59.      Financial Statements:

         Financial Statements of the Accounts [TO BE FILED BY AMENDMENT]

         Financial Statements of the Depositor [TO BE FILED BY AMENDMENT]

                                    EXHIBITS

A. Copies of all exhibits required by paragraph A of instructions for Exhibits to Form N-8B-2.

         (1) Resolution of Board of Directors of IDS Life of New York authorizing the Trust filed electronically as Exhibit 1.A.(1) to Registrant's Form N-8B-2 Amendment No. 3. *

         (2)      Not applicable.

         (3)      (a)      Not applicable.

                  (b)      1)       Explanation of New York Sales Agreements.
                                    Filed as an Exhibit 1 to Amendment No. 3 to the Registration Statement to form N-8B-2
                                    File No. 811-05213.*
                           2)       Form of Personal Financial Planner's
                                    Agreement with IDS Financial Services Inc.
                                    Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2
                                    File No. 811-05213.*
                           3)       Form of Personal Financial Planner's
                                    Agreement with IDS Life Insurance Company of
                                    New York. Filed as an Exhibit to Amendment
                                    No. 3
                                    to the Registration Statement to form N-8B-2
                                    File No. 811-05213.*
                           4)       Form of "Field Trainer's" Rider to Personal
                                    Financial Planner's Agreement. Filed as an
                                    Exhibit to Amendment No. 3 to the
                                    Registration Statement to form N-8B-2 File
                                    No. 811-05213.*
                           5)       Form of District Manager's Rider to Personal
                                    Financial Planner's Agreement. Filed as an
                                    Exhibit to Amendment No. 3 to the
                                    Registration Statement to form N-8B-2 File
                                    No. 811-05213.*
                           6)       Form of "New York District Manager-
                                    Insurance" Rider to Personal Financial
                                    Planner's Agreement. Filed as an Exhibit to
                                    Amendment No. 3 to the Registration
                                    Statement to form N-8B-2 File No.
                                    811-05213.*
                           7)       Form of Division Manager's Agreement with
                                    IDS Financial Services Inc.
                                    Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2
                                    File No. 811-05213.*
                           8)       Form of "New York Division Manager-
                                    Insurance" Rider to Division Manager's
                                    Agreement with IDS Financial Services Inc.
                                    Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2
                                    File No. 811-05213.*
                           9)       Form of Field President Agreement with
                                    American Express Financial Advisors Inc.
                                    Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2
                                    File No. 811-05213. **
                           10)      Form of Recruiting and Training Manager
                                    License Agreement with IDS Life Insurance
                                    Company of New York. Filed as an Exhibit to
                                    Amendment No. 4 to the Registration
                                    Statement to form N-8B-2 File No.
                                    811-05213. **
                           11)      Form of Group Vice President Agreement with
                                    American Express Financial Advisors Inc.
                                    Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2
                                    File No. 811-05213. **
                           12)      Form of IDS Paraplanner License Agreement
                                    with IDS Life Insurance Company of New York.
                                    Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2
                                    File No. 811-05213. **
                           13)      Form of Variable Annuity and Life Insurance
                                    Distribution Agreement. Filed as an exhibit to Amendment No. 4 to the Registration
                                    Statement to form N-8B-2 File No.
                                    811-05213. **

         14)      (a)      Flexible Premium Variable Life Insurance
                           Compensation: IDS Life of New York. Filed as an
                           Exhibit for Policy 1 to Amendment No. 3 to the
                           Registration Statement to form N-8B-2 File No.
                           811-05213.*

                  (b)      Flexible Premium Survivorship Variable Life
                           Insurance: Schedules of Sales Commission filed as an Exhibit for Policy 2 to Amendment No. 5 to the Registration Statement to Form N-8B-2 File No. 811-05213.

                  (c) Flexible Premium Variable Life Insurance: Schedules of Sales and Commissions to be filed by amendment.

         (4)      Not applicable.

         (5)      (a)      Flexible Premium Variable Life Insurance Policy.
                           Filed as an Exhibit for Policy 1 to Amendment No. 3 to the Registration Statement to form N-8B-2 File
                           No. 811-05213.*

                  (b) Flexible Premium Survivorship Variable Life Insurance Policy filed as an Exhibit for Policy 2 to Amendment No. 4 to Registration Statement to form N-8B-2 File No. 811-05213. **

                  (c)      Flexible Premium Life Insurance Policy***

                  (d)      Waiver of Monthly Deduction Rider for Total
                           Disability***

                  (e)      Accidental Death Benefit Rider***

                  (f)      Other Insured Rider***

                  (g)      Children's Level Term Insurance Rider***

                  (h)      Automatic Increase Benefit Rider***

         (6)      (a)      Certificate of Incorporation of IDS Life of New York.
                           Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No.
                           811-05213.*

                  (b) By-laws of IDS Life of New York. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

         (7)      Not applicable.

         (8)   (a)  Investment  Management  and Services  Agreement  between IDS
                    Life Insurance Company and IDS Life Series Fund, Inc. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               (b) Investment Advisory Agreement between IDS Life Insurance Company and IDS. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

                    (c) Reference Trust Indenture among Shearson Lehman Brothers Inc., the Bank of New York and Standard & Poors Corporation relating to the Shearson Lehman Brothers Stripped ("Zero Coupon") U.S. Treasury Securities Fund. Standard Terms and Conditions of Trust relating to the Shearson Lehman Brothers Stripped ("Zero Coupon") U.S. Treasury Securities Fund. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

                    (d) Standard Terms and Conditions of Trust relating to the Shearson Lehman Brothers Stripped ("Zero Coupon") U.S. Treasury Securities Fund. Filed as an Exhibit for Policy 1 to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

                    (e) Participation Agreement between AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and IDS Life Insurance Company of New York, on behalf of itself and its separate accounts and American Express Financial Advisors Inc. Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213. **

                    (f) Participation Agreement between IDS Life Insruance Company of New York and Putnam Capital Manager Trust and Putnam Mutual Funds Corp. filed as an Exhibit to Amendment No. 4 to Registration Statement to form N-8B-2 File No. 811-05213. **

                    (g) Copy of Addendum to Investment Advisory Agreement dated January 1, 1995 between IDS Life Insurance Company and American Express Financial Corporation. Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213. **

                    (h) Copy of Addendum to Investment Management and Services Agreement dated October 28, 1994 between IDS Life Series Fund, Inc. and IDS Life Insurance Company. Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213. **

                    (i) Copy of Participation Agreement Alliance among IDS Life Company of New York, American Express Financial Advisors Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. dated March 1, 2000 filed electronically as Exhibit 8.15 to Post-Effective Amendment No. 5 on Form S-6 (333-42257) is incorporated by reference.

         (9)      None.

         (10)     (a)      Application form for the Flexible Premium Variable
                           Life Insurance Policy.*

                  (b)

(b) Application form for Life and Disability Income Insurance filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213. **

(c) Application for Flexible Premium Variable Life Insurance Policy filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213. **

(d) Application form for the Flexible Premium Survivorship Variable Life Insurance Policy to be filed by amendment.

         (11)     None.

         (12) Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

         (13) IDS Life of New York's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as Exhibit (d)(13) to Amendment No. 8 to the Registration Statement to Form N-8B-2, File No. 811-05213 and is herein incorporated by reference.

         (14)     Director's Power of Attorney dated April 25, 2001, filed as
                  Exhibit 9 to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-42257 is incorporated herein by reference.

         (15) Officer's Power of Attorney dated November 5, 2002 is filed electronically herewith.

B.       (1)      Not applicable.

         (2)      Not applicable.

C.       Not applicable.

  * All of these exhibits are incorporated by reference to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.

 ** All of these exhibits are incorporated by reference to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

*** All of these exhibits are incorporated by reference to Amendment No. 7 to the Registration Statement to Form N-8B-2, File No. 811-05213 filed on or about November 20, 2000.

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in Minneapolis, Minnesota on the 20th day of November, 2002.


IDS LIFE OF NEW YORK ACCOUNT 8



BY IDS LIFE INSURANCE COMPANY OF NEW YORK (Depositor)



By       /s/ Timothy V. Bechtold*
         -----------------------
             Timothy V. Bechtold
             Director, President and Chief Executive Officer



By:      /s/  Mary Ellyn Minenko
         ------------------------
              Mary Ellyn Minenko
              Assistant General Counsel and Assistant Secretary
              IDS Life Insurance Company of New York



Attest:  /s/ Teresa J. Rasmussen
         -----------------------
             Teresa J. Rasmussen
             Assistant General Counsel and Assistant Secretary


*Signed  pursuant to Directors'  Power of Attorney dated April 25, 2001 filed as
Exhibit 9 to Post-Effective Amendment No. 3 to Registration Statement, File No. 33-42257.